Exhibit 99.2

MANAGEMENT INFORMATION CIRCULAR IN CONNECTION WITH THE ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS TO BE HELD ON MAY 29, 2024 April 23, 2024

This summary highlights information contained elsewhere in this Circular. It does not contain all of the information that you should consider. Please read the entire Circular carefully before voting. Defined terms used in this summary have the meanings ascribed thereto in the Circular.

VOTING RECOMMENDATIONS

Proposal	Board Recommendation

Elect directors of the Corporation.	FOR

Re-appoint KPMG LLP as auditor of the Corporation and authorize the directors to fix their remuneration.	FOR

Approve, in a non-binding, advisory manner, the Corporation’s approach to compensation.	FOR

Approve the resolution authorizing amendments to the share incentive plan of the Corporation and the amended and restated share incentive plan of the Corporation.	FOR

RECORD DATE

You are entitled to vote at the Meeting if you were a holder of the Corporation’s Common Shares at the close of business on April 17, 2024.

VOTE DEADLINE

To ensure that your vote is counted, please vote by 10:00 a.m. (EDT) on May 27, 2024.

SHAREHOLDER ENGAGEMENT

Open dialogue with Shareholders is a key priority for the Board and Shareholders are encouraged to provide feedback. To this end, the Board has adopted a formal Shareholder engagement policy which reinforces the commitment to regular and constructive communication and engagement with Shareholders and speaks to how this commitment is fulfilled and executive management and the Board may be contacted about perspectives or concerns. The policy is available at: www.iamgold.com/English/corporate/corporate-governance/default.aspx.

BOARD OF DIRECTORS

Shareholders can write to the Board through the Corporate Secretary at: corporatesecretary@iamgold.com.

INVESTOR RELATIONS

The Investor Relations group is responsible for maintaining communications with the investing public. Investor Relations staff are available to Shareholders by email at: info@iamgold.com.

LIVE BROADCASTS

Quarterly earnings calls with analysts are broadcast live and are archived on the Investor Relations website at: www.iamgold.com/English/investors/ events/events-and-webcasts/ default.aspx.

MANAGEMENT

The President and Chief Executive Officer and Chief Financial Officer and other members of the Corporation’s executive leadership team (the “ELT”) meet regularly with financial analysts and institutional investors.

EVENTS

The President and CEO and CFO and other members of the ELT regularly attend and speak at industry events. A list of upcoming and past events can be found on the Corporation’s website at: www.iamgold.com/English/investors/events/events- and-webcasts/default.aspx.

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Meeting Information

Date: Wednesday, May 29, 2024

Time: 10:00 a.m. (EDT)

Place: The Corporation will hold the Meeting in a virtual only format, which will be conducted via live audio webcast at https://meetnow.global/MAYSGHX

Accessing the Meeting: Registered Shareholders must use the 15-digit Control Number located on the form of proxy. Duly appointed proxyholders must use the 4-character Invite Code provided by Computershare Trust Company of Canada.

HOW YOU CAN VOTE

Your vote is important. To ensure that your Common Shares will be represented and voted at the Meeting, please submit your vote as soon as possible by one of the following methods:

Internet

You will need to have your proxy form or Voting Instruction Form in hand. Go to the website listed on the form that you received and follow the instructions on the screen.

Telephone

You will need to have your proxy form or Voting Instruction Form in hand. Dial the phone number listed on the form that you received and follow the voting prompts.

Mail

Complete your proxy form or Voting Instruction Form and return using the enclosed postage-paid envelope.

Virtual-Only Meeting

You must complete the steps described under the heading “General Proxy Information – Attending and Participating at the Meeting” to attend and vote at the Meeting, which will be conducted via live audio webcast at: https://meetnow.global/MAYSGHX

Accessing the Meeting

Registered Shareholders must use the 15-digit Control Number located on the form of proxy. Duly appointed proxyholders must use the 4-character Invite Code provided by Computershare Trust Company of Canada.

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MESSAGE FROM THE CHAIR OF THE BOARD OF DIRECTORS

April 23, 2024

Dear Shareholders,

On behalf of the Board of Directors and management of IAMGOLD Corporation, I would like to invite you to attend the annual and special meeting of shareholders that will be held on Wednesday, May 29, 2024, at 10:00 a.m. (EDT). In order to permit a greater number of shareholders to participate, the annual and special meeting will be held in virtual format, conducted via live audio webcast, as set out in further detail in the accompanying notice and management information circular.

2023 In Review

2023 was a pivotal year for IAMGOLD as we restructured and refinanced our company in order to position ourselves to fund the completion of construction and start-up of our new flagship asset, Côté Gold. Côté will be the foundation towards our goal of becoming a leading Canadian-focused gold producer with a modern multi-asset portfolio and empowered workforce, generating value for our stakeholders.

Leadership

In order to position our company and its people for the new future of IAMGOLD, significant changes were made in leadership across the organization and at all levels from management to the board of directors.

On a management level, Renaud Adams was brought in as President and Chief Executive Office in April 2023. Under his experienced leadership, Mr. Adams outlined a short- and medium-term strategy for the organization, targeting key opportunities to build IAMGOLD into a leading Canadian mid-tier gold producer. This included an updated leadership structure to allow for a streamlined reporting structure with increased accountability and flexibility to respond to the demands of the business.

At the board of directors level, I was appointed Chair of the Board in September 2023 following the retirement of Maryse Bélanger. I would like to thank Maryse once again for her leadership and contributions to IAMGOLD during her tenure. Additional changes to the board last year include the appointment of Audra Walsh in July 2023, the retirement of Ian Ashby and rejoining to the board of Anne Marie Toutant in November 2023. Early this year, we further bolstered our board with the addition of Murray Suey on February 2024, who was appointed as the Chair of the Audit and Finance Committee. IAMGOLD now has a full complement of directors and has put in place a board that is well suited, through its collective strengths and experiences, to guide the company forward.

Health, Safety, People and Sustainability

One facet of IAMGOLD that has not changed is its commitment to Zero Harm™. This commitment is a shared vision that guides all operations and activities undertaken by IAMGOLD and represents our commitment to continually strive to reach the highest standards in human health and safety, minimize our impact on the environment, and to work co-operatively with our host communities. The Zero Harm™ commitment was first made in 2007, demonstrating leadership within the industry, and is integral to the culture of IAMGOLD. In 2023, IAMGOLD demonstrated continued improvements in safety performance, practices and standards across our operations, with exceptional performance at Essakane which achieved its best Health & Safety performance since commencing production in 2010.

With the discourse on climate-related risks gaining prominence in recent years, we have made it a priority to better understand and communicate the implications of climate change on our business. At the end of the year, IAMGOLD released its inaugural Climate Action Report in accordance with the Task Force on Climate-Related Financial Disclosures (“TCFD”) recommendations. This report focused on IAMGOLD’s target of achieving a 30% absolute reduction in Scopes 1 and 2 greenhouse gas (“GHG”) emissions by 2030.

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Working closely with Indigenous communities and host communities is an integral part of IAMGOLD’s commitment to accountable mining and sustainable development. The support and insight we receive from our community partners is crucial in ensuring we can maximize the benefits of our mining activities for all involved. The progress we have made at Côté Gold was achievable because of the engagement and collaboration with our Indigenous partners and community stakeholders and, on behalf of the board, I would like to thank them for their insights and ongoing support.

Operations & Development

On March 31, 2024, Côté Gold proudly announced it has poured first gold taking its first step as Canada’s next gold mine. This announcement is an incredible achievement for the Company and the Côté Gold teams, representing the culmination of approximately three and half years of construction and fourteen years since initial discovery. While we are eager to look forward at Côté Gold, it is worth noting the significant progress made at the site in 2023, with the teams bringing the project to the finish line within the revised schedule and budget.

Current mine operations performed well in 2023 with attributable gold production from continuing operations of 465,000 ounces, which was at the top end of the guidance range. We congratulate the Essakane team who achieved their targets while facing considerable challenges within the region, and the Westwood team who are redefining the Westwood mine with their ability to safely ramp up underground operations.

For companies in extractive industries like mining, replenishing reserves and mineral resources is not just important; it’s essential for long-term sustainability and growth. Last year, our exploration and operating teams did an exceptional job ensuring that we replaced more than we mined during a period when our focus and capital was directed towards the commissioning and start-up of Côté Gold. Additionally, we saw the continued growth of Côté and Gosselin, which together added approximately 3 million ounces (on 100% basis) to the global inventory.

Finance

IAMGOLD accomplished a significant financial restructuring last year to increase liquidity and ensure that the balance sheet and capital structure was sufficient to manage the business and complete the construction and ramp up of Côté. During this period, the Company raised nearly $1.4 billion in financing through 1) the sale of non-core assets, 2) the addition of a second lien secured term loan, and 3) the Côté Gold financing agreement with Sumitomo Metal Mining Co., Ltd. (“Sumitomo”). I would like to highlight how fortunate IAMGOLD is to work alongside Sumitomo, and on behalf of the board I want to thank Sumitomo for their partnership, counsel and expertise as we work together to continue to unlock value at Côté Gold and make it one of Canada’s premier gold mines.

Looking Forward

Looking forward, the primary goals for IAMGOLD in 2024 remain clear: safe operations for the benefit of all stakeholders, and the successful ramp up of Côté Gold. However, this is just the beginning for the project which we believe will turn into a new mining district. Between the Côté deposit, and neighbouring Gosselin deposit, the combined project currently has global Measured & Indicated Mineral Resources of 16.5 million gold ounces (on a 100% basis) and an additional 4.2 million Inferred ounces1 (100% basis). This puts Côté Gold as one of the largest gold projects in Canada in operation, putting it in an exclusive category of Tier 1 assets. Further, Côté positions IAMGOLD as an innovation leader in our industry as the first gold mining project in North America designed and built for autonomous haulage vehicles. Automation not only brings significant benefits in health and safety and operating efficiencies but is a considerable step forward in the evolution of modern mining and the skilled workforce of tomorrow.

[1]	M&I Mineral Resources of 606.1 Mt @ 0.85 g/t Au = 16.5 Moz Au | Inferred Mineral Resources of 184.5 Mt @ 0.70 g/t Au = 4.2 Moz Au

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To all our valued shareholders and stakeholders, thank you for your engagement and support. In addition, a special appreciation goes out to the IAMGOLD team. Your tireless commitment and diligent efforts are commendable as we work together to safely achieve our collective goals. Your dedication is the cornerstone of IAMGOLD’s success, and we deeply appreciate all that you do.

Sincerely,

David Smith

Chair of the Board of Directors

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GLOSSARY OF TERMS AND ACRONYMS

AFC means the Audit and Finance Committee of the Board.

AIF means the annual information form of the Corporation dated March 14, 2024.

Board means the Board of Directors of the Corporation.

CD&A means the Compensation Discussion and Analysis contained in this Circular.

CEO means the Chief Executive Officer of the Corporation.

CFO means the Chief Financial Officer of the Corporation.

CIP means the Cash Incentive Plan of the Corporation.

Circular means this management information circular.

Code means the Code of Business Conduct and Ethics of the Corporation.

Common Share means a common share in the capital of the Corporation.

Corporation or IAMGOLD means IAMGOLD Corporation.

CPRC means the Côté Project Review Committee of the Board.

CSA means the Canadian Securities Administrators.

DSU means a deferred share unit issued pursuant to the Share Unit Plan (formerly the Deferred Share Plan).

Designated Groups means women, aboriginal peoples, persons with disabilities, and members of visible minorities all as defined under the Employment Equity Act (Canada).

EBIT means earnings before interest and taxes.

EDGAR means the Electronic Data Gathering, Analysis and Retrieval System of the SEC.

EDI means equity, diversity and inclusion.

EIP means the Equity Incentive Plan of the Corporation.

ELT means the executive leadership team of the Corporation, including the CEO, CFO, and other senior members of management of the Corporation.

Employment Agreements means the executive employment agreements entered into by the Corporation and each of the NEOs.

ESG means environmental, social and governance.

EVP means an Executive Vice President of the Corporation.

Executive means a member of the ELT.

GAAP means generally accepted accounting principles.

GHG means greenhouse gas.

HRCC means the Human Resources and Compensation Committee of the Board.

MAC means the Mining Association of Canada.

Meeting Materials means the Notice of Meeting, the Circular and the form of proxy or VIF.

Meeting means the annual and special meeting of Shareholders of the Corporation to be held on May 29, 2024 (including any adjournment or postponement thereof).

NCGC means the Nominating and Corporate Governance Committee of the Board.

NEO means a Named Executive Officer.

Non-Registered Shareholder means a Shareholder with Common Shares registered in the name of an intermediary, such as a bank, trust company, securities dealer or broker, trustee or administrator of a self-administered registered retirement savings plan, registered retirement income fund, registered education savings plan or similar plan on behalf of such Shareholder.

Notice of Meeting means the notice of the Meeting.

NYSE means the New York Stock Exchange.

Peer Group means the group of companies that are similar in size, scope and complexity and are considered to be competitors for executive talent.

PSU means performance share unit issued pursuant to the Share Unit Plan.

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Registered Shareholder means a Shareholder whose name appears on the register of shareholders of the Corporation.

ROIC means return on invested capital.

RSU means restricted share unit issued pursuant to the Share Unit Plan.

SC means the Sustainability Committee of the Board.

SEC means the U.S. Securities and Exchange Commission.

Securities Act means the Securities Act (Ontario), as amended from time to time.

SEDAR+ means the System for Electronic Data Analysis and Retrieval+ of the CSA.

SEDI means the System for Electronic Disclosure by Insiders of the CSA.

Shareholder means a holder of one or more Common Shares.

Share Bonus Plan means the share bonus plan provisions of the Share Incentive Plan.

Share Incentive Plan means the share incentive plan of the Corporation, last amended by Shareholders on May 4, 2021, and includes the Share Purchase Plan, the Share Option Plan, the Share Bonus Plan, and the Share Unit Plan.

Share Option Plan means the share option plan provisions of the Share Incentive Plan.

Share Purchase Plan means the share purchase plan provisions of the Share Incentive Plan.

Share Unit Plan means the share unit plan provisions of the Share Incentive Plan.

SVP means a Senior Vice President of the Corporation.

TC means the Technical Committee of the Board.

TCFD means Task Force on Climate-Related Financial Disclosures.

TSM means the Towards Sustainable Mining framework of the MAC.

TSR means total shareholder return.

TSX means the Toronto Stock Exchange.

VIF or Voting Instruction Form means a voting instruction form.

VP means a Vice President of the Corporation.

WTW means Willis Towers Watson.

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NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that an annual and special meeting (the “Meeting”) of the holders of common shares (each, a “Shareholder”) in the capital of IAMGOLD Corporation (the “Corporation” or “IAMGOLD”) will be held virtually at https://meetnow.global/MAYSGHX, subject to any adjournments or postponements thereof, for the following purposes:

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to receive and consider the annual report of management to Shareholders and the annual audited consolidated financial statements of the Corporation for the year ended December 31, 2023 and the report of the auditor thereon;

•	to elect directors of the Corporation for the ensuing year;
•	to re-appoint KPMG LLP as auditor of the Corporation for the ensuing year and to authorize the directors to fix their remuneration;
•	to vote, in a non-binding, advisory manner, on the Corporation’s approach to executive compensation;
•	approve the resolution authorizing amendments to the share incentive plan of the Corporation and the amended and restated share incentive plan of the Corporation; and
•	to transact such other business as may properly come before the Meeting or any adjournment or postponement thereof.

Particulars of the foregoing matters are set forth in the accompanying management information circular. Only Shareholders of record as at the close of business on April 17, 2024, are entitled to receive notice of, and vote at, the Meeting and any adjournment or postponement thereof.

The Corporation will hold the Meeting in a virtual-only format, which will be conducted via live audio webcast, as it has done in recent years. SHAREHOLDERS WILL NOT BE ABLE TO ATTEND THE MEETING IN PERSON. Shareholders will have an equal opportunity to participate at the Meeting online, regardless of their geographic location. Inside the accompanying management information circular, you will find important and detailed instructions about how to participate at the Meeting.

Any Shareholder whose name appears on the register of shareholders of the Corporation (a “Registered Shareholder”) or duly appointed proxyholders of a Registered Shareholder will be able to attend, participate and vote at the virtual Meeting. Shareholders whose Common Shares are registered in the name of an intermediary such as a bank, trust company, securities dealer or broker, trustee or administrator of a self-administered registered retirement savings plan, registered retirement income fund, registered education savings plan or similar plan on behalf of such Shareholder (each, a “Non-Registered Shareholder”) and who have not arranged for due appointment of themselves as proxyholder will not be able to attend, participate or vote at the Meeting. Without an Invite Code, duly appointed proxyholders will not be able to attend, participate or vote at the Meeting. To register a proxyholder, Shareholders MUST visit https://www.computershare.com/IAMGOLD and provide Computershare Trust Company of Canada with their proxyholder’s contact information, so that Computershare Trust Company of Canada may provide the duly appointed proxyholder with an Invite Code via email.

Registered Shareholders who are unable to be present at the virtual Meeting are requested to complete, date, sign and return, in the envelope provided for that purpose, the enclosed form of proxy. In order to be voted, proxies must be received by IAMGOLD Corporation, c/o its registrar and transfer agent, Computershare Trust Company of Canada, by no later than 10:00 a.m. (ET) on May 27, 2024 or, in the case of any adjournment or postponement of the Meeting, by no later than 48 hours (excluding Saturdays, Sundays and holidays) before the time for the adjourned or postponed Meeting. Electronic voting is also available to Registered Shareholders for this Meeting through www.investorvote.com using the 15-digit Control Number located on the form of proxy.

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Voting instructions provided electronically are in all respects equivalent to, and will be treated in the exact same manner as, voting instructions provided via a paper form of proxy. Further details on the electronic voting process are provided in the enclosed form of proxy. The time limit for the deposit of proxies may be waived by the Chair, at her discretion, and without notice. Non-Registered Shareholders who wish to vote on any matter before the Meeting should contact the applicable intermediary in whose name their Common Shares are registered and carefully follow the instructions of such intermediary or its service company regarding how to vote, including when and where their voting instruction form is to be delivered.

DATED at Toronto, Ontario, this 23rd day of April, 2024.

BY ORDER OF THE BOARD

Renaud Adams

President and Chief Executive Officer

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GENERAL PROXY INFORMATION

SOLICITATION OF PROXIES

The information contained in this management information circular (“Circular”) is furnished in connection with management’s solicitation of proxies to be used at the annual and special meeting (the “Meeting”) of holders (“Shareholders”) of common shares (the “Common Shares”) of IAMGOLD Corporation (the “Corporation” or “IAMGOLD”), to be held in a virtual-only format, which will be conducted via live audio webcast online at https://meetnow.global/MAYSGHX, on Wednesday, May 29, 2024 at 10:00 a.m. (EDT), for the purposes set out in the accompanying notice of the Meeting (the “Notice of Meeting”).

A summary of the information Shareholders will need to attend the Meeting online is provided below. A guide on to how to login, and vote at, the Meeting was mailed to Registered Shareholders together with this Circular and can be found on the Corporation’s issuer profile on SEDAR+ at www.Sedarplus.ca and EDGAR at www.SEC.gov.

It is expected that management’s solicitation of proxies for the Meeting will be made primarily by mail; however, directors, officers and employees of the Corporation may also solicit proxies by telephone, electronically or in person in respect of the Meeting. This solicitation of proxies for the Meeting is being made by or on behalf of the directors and management of the Corporation and the Corporation will bear the costs of this solicitation of proxies for the Meeting. The Corporation is not sending proxy-related materials directly to beneficial owners of Common Shares. The Corporation will reimburse brokers and nominees for their reasonable expenses in forwarding proxies and accompanying materials to beneficial owners of Common Shares.

INFORMATION FOR REGISTERED SHAREHOLDERS

Enclosed with this Circular is a form of proxy. The persons named in the enclosed form of proxy are officers and/or directors of the Corporation. Shareholders may appoint a person (who need not be a Shareholder of the Corporation) other than the persons already named in the enclosed form of proxy to represent such Shareholder at the Meeting by striking out the printed names of such persons and inserting the name of such other person in the blank space provided therein for that purpose.

In order to be valid, a proxy must be received by Computershare Trust Company of Canada, 8th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1, no later than 10:00 a.m. (EDT) on May 27, 2024 or, in the event of an adjournment or postponement of the Meeting, no later than 48 hours (excluding Saturdays, Sundays and holidays) before the time for holding the adjourned or postponed Meeting.

As noted in the Notice of Meeting accompanying this Circular, Registered Shareholders may also elect to vote electronically in respect of any matter to be acted upon at the Meeting. Voting instructions provided electronically are in all respects equivalent to, and will be treated in the exact same manner as, voting instructions provided via a paper form of proxy. To vote electronically, Registered Shareholders are asked to go to the website shown on the form of proxy and follow the instructions on the screen. Please note that Shareholders exercising the electronic voting option will need to refer to the control number indicated on their proxy form to identify themselves in the electronic voting system. Shareholders should also refer to the instructions on the proxy form for information regarding the deadline for voting Common Shares electronically. If a Shareholder votes electronically, they are asked not to return the paper form of proxy by mail.

In order to be effective, a form of proxy must be executed by a Shareholder exactly as their name appears on the register of shareholders of the Corporation. Additional execution instructions are set out in the notes to the form of proxy. The proxy must also be dated where indicated. If no date is indicated, the proxy will be deemed to be dated on the day on which it was mailed to Shareholders.

The management representatives designated in the enclosed form of proxy will vote the Common Shares in respect of which they are appointed proxy in accordance with the instructions of the Shareholder as indicated on

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the proxy and, if the Shareholder specifies a choice with respect to any matter to be acted upon, the Common Shares will be voted accordingly. In the absence of such direction, such Common Shares will be voted by the management representatives named in such form of proxy in favour of each of the matters referred to in the Notice of Meeting and will be voted by such representatives on all other matters which may come before the Meeting in their discretion.

The enclosed form of proxy, when properly signed, confers discretionary voting authority on those persons designated therein with respect to amendments or variations to the matters identified in the Notice of Meeting and with respect to other matters which may properly come before the Meeting. At the date of this Circular, management of the Corporation does not know of any such amendments, variations or other matters. However, if such amendments, variations or other matters which are not now known to management of the Corporation should properly come before the Meeting, the persons named in the enclosed form of proxy will be authorized to vote the Common Shares represented thereby in their discretion.

INFORMATION FOR NON-REGISTERED SHAREHOLDERS

Only Registered Shareholders of the Corporation or persons duly appointed as proxies are entitled to attend and vote at the Meeting. However, in many cases, Common Shares beneficially owned by a person (a “Non-Registered Shareholder”) are registered either:

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In the name of an intermediary (an “Intermediary”) with whom the Non-Registered Shareholder deals in respect of the Common Shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers, trustees or administrators of a self-administered registered retirement savings plan, registered retirement income fund, registered education savings plan and similar plans); or

•	In the name of a clearing agency (such as The Canadian Depository for Securities Limited, in Canada, or The Depositary Trust Company, in the United States) of which the Intermediary is a participant.

In accordance with the requirements of National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer of the Canadian Securities Administrators, the Corporation has distributed copies of the Notice of Meeting, this Circular and a form of proxy (collectively, the “Meeting Materials”) to the Intermediaries and clearing agencies for onward distribution to Non-Registered Shareholders. Intermediaries are required to forward the Meeting Materials to Non-Registered Shareholders unless the Non-Registered Shareholders have waived the right to receive them. Intermediaries often use service companies to forward the Meeting Materials to Non-Registered Shareholders. Generally, Non-Registered Shareholders who have not waived the right to receive Meeting Materials will either be given:

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A voting instruction form (a “VIF”) which must be completed and returned by the Non-Registered Shareholder in accordance with the directions printed on the form (in some cases, the completion of the VIF by telephone, facsimile or over the internet is permitted); or

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A form of proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted as to the number of Common Shares beneficially owned by the Non-Registered Shareholder but which is otherwise not completed by the Intermediary. Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the Non-Registered Shareholder when submitting the proxy. In this case, the Non-Registered Shareholder who wishes to submit a proxy should properly complete the form of proxy and deposit it with Computershare Trust Company of Canada, 8th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1, by the proxy deadline.

In either case, the purpose of these procedures is to permit Non-Registered Shareholders to direct the voting of the Common Shares they beneficially own. Should a Non-Registered Shareholder who receives either a form of proxy or VIF wish to attend the Meeting virtually and vote (or have another person attend and vote on behalf of

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the Non-Registered Shareholder), the Non-Registered Shareholder should, in the case of a form of proxy, strike out the names of the persons named in the form of proxy and insert the Non-Registered Shareholder’s (or such other person’s) name in the blank space provided or, in the case of a VIF, follow the directions indicated on the form. In either case, Non-Registered Shareholders should carefully follow the instructions of their Intermediaries and their service companies, including instructions regarding when and where the proxy or VIF is to be delivered.

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SPECIAL PROCEDURES FOR THE VIRTUAL-ONLY MEETING

Please read the below very carefully as it contains important information related to the Corporation’s virtual-only Meeting.

Registering a Proxyholder

Shareholders who wish to appoint a third-party proxyholder to virtually attend, participate or vote at the Meeting as their proxy and vote their Common Shares MUST submit their proxy or VIF, as applicable, appointing such third-party proxyholder AND registering the third-party proxyholder, as described below. Registering your proxyholder is an additional step to be completed AFTER you have submitted your proxy or VIF. Failure to register the proxyholder will result in the proxyholder not receiving a 4-character Invite Code to virtually attend, participate or vote at the Meeting.

Step 1: Submit your proxy or VIF

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To appoint a third-party proxyholder, insert such person’s name in the blank space provided in the form of proxy or VIF (if permitted) and follow the instructions for submitting such form of proxy or VIF. This must be completed prior to registering such proxyholder, which is an additional step to be completed once you have submitted your form of proxy or VIF. If you are a Non-Registered Shareholder located in the United States, you must also provide Computershare Trust Company of Canada with a duly completed form of proxy if you wish to attend, participate or vote at the Meeting or, if permitted, appoint a third party as your proxyholder. See below under this section for additional details.

Step 2: Register your proxyholder

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To register a proxyholder, Shareholders, MUST visit www.computershare.com/IAMGOLD by 10:00 a.m. (EDT) on May 27, 2024 (or, if the Meeting is adjourned or postponed, by the time that is 48 hours prior to the Meeting, excluding Saturdays, Sundays and holidays) and provide Computershare Trust Company of Canada with the required proxyholder contact information, so that Computershare Trust Company of Canada may provide the proxyholder with a 4-character Invite Code via email. Without an Invite Code, proxyholders will not be able to virtually attend, participate or vote at the Meeting.

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If you are a Non-Registered Shareholder and wish to virtually attend, participate or vote at the Meeting, you have to insert your own name in the space provided on the VIF sent to you by your Intermediary, follow all of the applicable instructions provided by your Intermediary AND register yourself as your proxyholder, as described above. By doing so, you are instructing your Intermediary to appoint you as proxyholder. It is important that you comply with the signature and return instructions provided by your Intermediary. Please also see further instructions below under the heading “Attending and Participating at the Meeting”.

If you are a Non-Registered Shareholder located in the United States and wish to attend, participate or vote at the Meeting or, if permitted, appoint a third party as your proxyholder, in addition to the steps described above and below under the heading “Attending and Participating at the Meeting”, you must obtain a valid legal proxy from your Intermediary.

Follow the instructions from your Intermediary included with the legal proxy form and the VIF sent to you, or contact your Intermediary to request a legal proxy form or a legal proxy if you have not received one. After obtaining a valid legal proxy from your Intermediary, you must then submit such legal proxy to Computershare Trust Company of Canada at uslegalproxy@computershare.com, by 10:00 a.m. (EDT) on May 27, 2024 (or, if the Meeting is adjourned or postponed, by the time that is 48 hours prior to the Meeting, excluding Saturdays, Sundays and holidays).

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Attending and Participating at the Meeting

The Corporation is holding the Meeting in a virtual-only format, which will be conducted via live audio webcast. Shareholders will not be able to attend the Meeting in person. In order to attend, participate or vote at the Meeting (including for voting and asking questions at the Meeting), the procedures set out below must be followed.

Registered Shareholders and duly appointed proxyholders will be able to attend, participate and vote at the Meeting online at https://meetnow.global/MJRV6TK. Such persons may then enter the Meeting by clicking “Shareholder” and entering the 15-digit Control Number located on the form of proxy before the start of the Meeting:

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Registered Shareholders: The 15-digit Control Number located on the form of proxy is required for Registered Shareholders to access, participate and vote at the Meeting. If as a Registered Shareholder you are using your Control Number to login to the Meeting and you accept the terms and conditions, you will be provided the opportunity to vote by online ballot at the appropriate time on the matters put forth at the Meeting. If you have already voted by proxy and you vote again during the online ballot during the Meeting, your online vote during the Meeting will revoke your previously submitted proxy. If you have already voted by proxy and do not wish to revoke your previously submitted proxy, do not vote again during the online ballot.

•

Duly appointed proxyholders: Computershare Trust Company of Canada will provide duly appointed proxyholders, including Non-Registered Shareholders that have appointed themselves as their proxyholder, with a 4-character Invite Code by e-mail after the proxy cut-off deadline has passed.

•

United States Beneficial Shareholders: To attend and vote at the Meeting, United States Beneficial Shareholders must first obtain a valid form of proxy from their broker, bank or other agent and then register in advance to attend the Meeting. Such Shareholders should follow the instructions provided by their broker or bank included with the valid form of proxy or contact such broker or bank to request a valid form of proxy. After obtaining a valid form of proxy from a broker, bank or other agent, United States Beneficial Shareholders must submit a copy of their valid form of Proxy to Computershare in order to register to attend the Meeting. Requests for registration should be sent:

By mail or email to: COMPUTERSHARE 100 UNIVERSITY AVENUE 8TH FLOOR TORONTO, ON M5J 2Y1	Email: USLegalProxy@computershare.com

Only Registered Shareholders and duly appointed proxyholders will be entitled to attend, participate and vote at the Meeting. Non-Registered Shareholders who have not made arrangements for the due appointment of themselves as proxyholder will not be able to attend, participate or vote at the Meeting.

Shareholders who wish to appoint a third-party proxyholder to represent them at the Meeting (including Non-Registered Shareholders who wish to appoint themselves as proxyholder to attend, participate or vote at the Meeting) MUST submit their duly completed proxy or VIF AND register the proxyholder.

If you attend the virtual Meeting, it is important that you are connected to the internet at all times during the Meeting in order to vote when balloting commences. It is your responsibility to ensure connectivity for the duration of the Meeting. You should allow ample time to check into the Meeting online and complete the related procedures.

At the Meeting, questions and motions can be submitted by any Registered Shareholder or duly appointed proxyholder, including Non-Registered Shareholders that have appointed themselves as proxyholder, using the instant messaging service on the Meeting’s virtual interface. Guests cannot submit questions or make motions. Once received, the Chair, or another member of the management or Board present at the Meeting, will read your question or motion out loud to the Meeting.

2024 Management Information Circular	IAMGOLD | 18

If you have questions regarding your ability to participate at the Meeting, please refer to Virtual AGM User Guide provided to you with this Circular. Please refer to this document if you have difficulties logging into the Meeting website or attempt to log in as a guest. You will be able to log into the Meeting site up to 60 minutes prior to the start of the Meeting.

Registered Shareholders who encounter difficulties during the registration process or while accessing and attending the Meeting can contact Computershare at 1-888-724-2416 (local) or (781) 575-2748 (International). Please ensure you have the 15-digit Control Number located on the form of proxy if you require assistance from Computershare.

REVOCATION OF PROXIES

Registered Shareholders who revoke their proxy and do not replace it with another that is deposited with us before the proxy cut-off deadline, can still vote their Common Shares, but to do so they must attend the Meeting online. Information about attending the Meeting online is located under the heading “Special Procedures for the Virtual-only Meeting”.

A Registered Shareholder who has submitted a proxy may revoke it by:

•

depositing an instrument in writing signed by the Registered Shareholder or by an attorney authorized in writing or, if the Registered Shareholder is a corporation, by a duly authorized officer or attorney, at the registered office of the Corporation, 150 King Street West, Suite 2200, Toronto, Ontario, M5H 1J9, at any time up to and including the last business day preceding the day of the Meeting;

•

transmitting, by telephonic or electronic means, a revocation that complies with the instructions in the paragraph immediately above and that is signed by electronic signature provided that the means of electronic signature permit a reliable determination that the document was created or communicated by or on behalf of the Registered Shareholder or the attorney or a duly authorized attorney of a corporation or other entity, as the case may be; or

•	any other manner permitted by law.

Registered Shareholders who use their control number to login to the Meeting and accept the terms and conditions thereof will be provided the opportunity to vote by online ballot at the appropriate time on the matters put forth at the Meeting. Shareholders who have already voted by proxy and vote again during the online ballot during the Meeting will thereby revoke their previously submitted proxy. Shareholders who do not wish to revoke their previously submitted proxy should not vote again during the online ballot.

A Non-Registered Shareholder who has submitted voting instructions to an Intermediary should contact their Intermediary for information with respect to revoking their voting instructions.

2024 Management Information Circular	IAMGOLD | 19

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

DESCRIPTION OF SHARE CAPITAL AND QUORUM

The Corporation is authorized to issue an unlimited number of Common Shares. Each Common Share entitles the holder of record to notice of and one vote at all meetings of Shareholders. As at the close of business on April 17, 2024, there were 496,949,928 Common Shares outstanding. The presence of two or more persons entitled to vote at the Meeting, either as Shareholders or proxy holders, and holding or representing not less than 25% of the issued and outstanding Common Shares entitled to be voted thereat will constitute a quorum for the Meeting.

RECORD DATE

The directors of the Corporation have fixed the close of business on April 17, 2024, as the record date for the determination of those holders of Common Shares entitled to receive notice of the Meeting and to vote at the Meeting including at all adjournments or postponements thereof.

OWNERSHIP OF SECURITIES OF THE CORPORATION

As of April 17, 2024, to the knowledge of the directors and officers of the Corporation, and according to securities regulatory filings of which the Corporation has notice, no person or company, beneficially owned, or exercised control or direction over, more than 10% of the votes attached to all of the Common Shares outstanding.

CURRENCY

Unless stated otherwise, all references to dollar amounts in this Circular are to Canadian dollars. The average annual exchange rate for 2023 reported by the Bank of Canada of CAD$1.00 = US$0.7410 was used, unless otherwise noted.

2024 Management Information Circular	IAMGOLD | 20

BUSINESS OF THE MEETING

ELECTION OF DIRECTORS

Shareholders will be asked to elect nine (9) directors:

•	Renaud Adams;

•	Christiane Bergevin;

•	Ann K. Masse;

•	L. Peter O’Hagan;

•	Kevin P. O’Kane;

•	David S. Smith;

•	Murray P. Suey

•	Anne Marie Toutant; and

•	Audra Walsh

Each director elected will hold office until the close of the next annual meeting of the Shareholders of the Corporation, unless their office is earlier vacated or until their successor is appointed or elected. See “Board of Directors”.

Recent amendments to the Canada Business Corporations Act (the “CBCA”), the Corporation’s governing statute, provide Shareholders with a statutory right to vote for or against director nominees during uncontested elections. If any director nominee does not receive a majority of votes in favour of their election, such director nominee will not be elected to serve as a member of the Board. Any nominee that is an incumbent director who does not receive a majority of votes in their favour may remain in office until the earlier of (i) the 90th day after the date of the election; and (ii) the day on which their successor is appointed or elected.

Because of the amendments to the CBCA, the Corporation has repealed its Majority Voting Policy. Under the terms of the former Majority Voting Policy, any director nominee for whom a majority of shares voted in an election were withheld would, subject to the very limited discretion of the Board, not be accepted as a director (despite being duly elected as a matter of corporate law) and would be required to immediately tender their resignation to the Board, which resignation would be accepted and effective, absent exceptional circumstances, within 90 days of the Shareholder meeting. See also “Statement of Corporate Governance Practices – Statutory Majority Voting”.

The Board recommends that Shareholders vote FOR the election of each of the nominees set out in this Circular. Management of the Corporation does not contemplate that any of the nominees will be unable to serve as a director of the Corporation for the ensuing year; however, if that should occur for any reason at or prior to the Meeting or any adjournment or postponement thereof, the persons named in the enclosed form of proxy have the right to vote the proxy for the election of the remaining nominees and may vote in their discretion for the election of any persons in place of any nominees unable to serve.

In the absence of any instruction to vote against the election of any nominee, the Common Shares represented by proxies received by management will be voted FOR each of the nominees set out in this Circular. The elected directors will hold office until the close of the next annual meeting of Shareholders, unless their office is earlier vacated or until their successor is appointed or elected.

Information as to the number of Common Shares owned and/or over which control or direction is exercised, whether directly or indirectly, by the nominees for election as directors of the Corporation is, in each case, based upon information furnished by the respective nominee on the System for Electronic Disclosure by Insiders (“SEDI”), at www.sedi.ca, and information otherwise available to the Corporation as at April 17, 2024.

2024 Management Information Circular	IAMGOLD | 21

Summary of Board Composition

The Board, collectively, possesses skills and experience described in the table below, the majority having significant mining experience. It is anticipated that, following the Meeting, the Board will consist of nine (9) directors total, including four (4) female directors, or 44% of all directors, and eight (8) independent directors, or ~89% of all directors. The Board’s membership has been substantially refreshed in recent years, with all directors nominated for election at the Meeting having joined the Board since September 2021.

Board Experience

Mine Operations / Mine Engineering / Mineral Exploration	Corporate Governance

Executive Leadership / Strategic Planning	Legal / Compliance/Regulatory

Corporate Finance / Accounting & Audit / Risk Oversight	Human Resources Management / Compensation

Mergers & Acquisition	Project Development

Marketing / Communications / Investor Relations	Environment / Health/Safety / Corporate Social Responsibility

Information Technology / Cyber Security	Government / International Relations

RE-APPOINTMENT OF AUDITOR

KPMG LLP is the Corporation’s auditor. The Board recommends that Shareholders vote FOR the re-appointment of KPMG LLP as auditor of the Corporation until the close of the next annual meeting of Shareholders or until their successor is appointed and to authorize the directors to fix their remuneration. KPMG LLP has been the auditor of the Corporation since June 18, 1998.

In the absence of any instruction to withhold a vote, the Common Shares represented by proxies received by management will be voted FOR the re-appointment of KPMG LLP as auditor of the Corporation until the close of the next annual meeting of Shareholders or until their successor is appointed and to authorize the directors to fix their remuneration.

The aggregate fees billed by KPMG LLP in each of the last two financial years of the Corporation are:

Amount in USD	2023	2022

Audit Fees (1)	1,861,000	2,414,000

Audit-Related Fees (2)	16,000	17,000

Tax Fees (3)	4,000	3,000

Other Fees (4)	222,000	88,000

Total USD	2,103,000	2,522,000

(1)

2023 Audit Fees include the statutory audits, as well as out of pocket costs such as reimbursement costs, technology and support charges or administrative charges incurred in connection with providing the professional services.

(2)	2023 audit-related fees related to the audit of the Québec Pension Plan.
(3)	2023 professional tax services related to tax compliance tax services.
(4)	During 2023, the other fees represent the Conflict Free Gold Assurance report, the Responsible Gold Mining Principals Assurance report.

2024 Management Information Circular	IAMGOLD | 22

ADVISORY VOTE ON THE CORPORATION’S APPROACH TO EXECUTIVE COMPENSATION

The Board has adopted a shareholder advisory vote on the Corporation’s approach to executive compensation, as disclosed under the heading “Statement of Executive Compensation”. As a formal opportunity to provide their views on the disclosed objectives and structure of the Corporation’s pay-for-performance compensation model, Shareholders are asked to review and vote, in a non-binding, advisory manner, on the following resolution:

Resolved that, on an advisory basis and not to diminish the role and responsibilities of the board of directors, the shareholders accept the approach to executive compensation disclosed in the management information circular of IAMGOLD Corporation dated April 23, 2024.

The Human Resources and Compensation Committee (the “HRCC”) and the Board will give due consideration to the results of the vote when determining future compensation policies, procedures and decisions consistent with its pay-for-performance compensation model (see the Statement of Executive Compensation for details regarding the compensation philosophy and guidelines of the Board and the performance metrics and process used to assess performance as well as whether any compensation consultant was retained). The pay-for-performance compensation model is designed to attract, retain and motivate talented management and pay for actual performance which drives the long-term creation and preservation of shareholder value.

The Board recommends that Shareholders vote FOR the resolution to accept the Corporation’s approach to executive compensation.

In the absence of any instruction to the contrary, the Common Shares represented by proxies received by management will be voted FOR the approval of the resolution to accept the Corporation’s approach to executive compensation.

AMENDMENTS TO THE SHARE INCENTIVE PLAN OF THE CORPORATION

The share incentive plan of the Corporation (the “Share Incentive Plan”) consists of a share purchase plan (the “Share Purchase Plan”), a share bonus plan (the “Share Bonus Plan”), a share unit plan (the “Share Unit Plan”) and a share option plan (the “Share Option Plan”). The Share Incentive Plan is administered by a committee of the Board (currently, the HRCC) or, failing a committee being designated by the Board to administer the Share Incentive Plan, the Board itself. The Share Incentive Plan was established for the purpose of advancing the long-term interests of the Corporation through the attraction, retention and motivation of key employees and the alignment of the interests of key employees with the interests of the Corporation’s stakeholders through share ownership in the Corporation. At the Meeting, shareholder approval is sought to amend the Share Incentive Plan, as described below (the “Plan Amendments”).

The Board recommends that shareholders vote FOR the ordinary resolution, the text of which is set out at Appendix “A” to this Circular, authorizing the Plan Amendments (the “Plan Resolution”). In the absence of any instructions to the contrary, the Common Shares represented by proxies received by management will be voted FOR the Plan Resolution.

Plan Amendments

The Share Incentive Plan consists of two pools from which to grant long-term incentive (“EIP”) awards that settle in Common Shares: (1) a pool for option grants (the “Options Pool”); and (2) a pool for performance-based and time-based share unit grants for employees and deferred share unit grants for directors (the “Shares Pool”). The Board continues to believe that the ability to grant awards under the Share Incentive Plan to key employees is a critical component of the total compensation package and the strategy to attract, retain and motivate key employees and align their interests with the interests of the Corporation’s stakeholders through share ownership.

2024 Management Information Circular	IAMGOLD | 23

Under the Share Incentive Plan, 6,931,615 Common Shares are available for issuance pursuant to awards granted out of the Options Pool, of which 2,286,514 Common Shares remain available for further grants of option awards.

There are currently 9,524,099 Common Shares available for issuance pursuant to awards granted out of the Shares Pool, of which 2,509,867 Common Shares remain available for further grants of performance-based and time-based share unit awards for employees and deferred share unit awards for directors.

The table below provides information as of April 17, 2024 regarding compensation plans under which equity securities of the Corporation are authorized for issuance. The same table reflecting information as of December 31, 2023 can be found on page 75.

Equity Compensation Plans Approved by Security holders (1)	Number of securities to be issued upon exercise of outstanding Options, warrants, and rights	Weighted-average exercise price of outstanding Options, warrants, and rights (CA$)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities in first column)	Weighted Average Remaining Term

Share Option Plan	4,645,101	$4.50	2,286,514	4.10

Share Unit Plan (formerly the Deferred Share Plan)	7,014,232	$0	2,509,867	n/a

Share Purchase Plan	—	$0	86,307	n/a

(1)	All of the Corporation’s equity compensation plans have been approved by the Corporation.

The Board is seeking shareholder approval to increase the maximum number of Common Shares issuable from the Corporation’s treasury, pursuant to the Share Incentive Plan, by 12,500,000 (equivalent to 2.52% of the Common Shares outstanding), which would increase the maximum number of common Shares issuable from 45,812,386 to 58,312,386 Common Shares. Given that 29,270,365 Common Shares have been historically awarded under the Share Incentive Plan as of April 17, 2024, 29,042,021 Common Shares (or 5.84% of Common Shares outstanding) would remain issuable pursuant to future awards and currently outstanding awards under the Share Incentive Plan following shareholder approval of the amendment.

In addition, the amendments would allow non-executive directors to receive Common Shares in excess of the maximum aggregate value of $150,000 in any calendar year, only to the extent that such director elects to receive Common Shares in lieu of owed amounts under their respective cash retainers in such calendar year.

Shareholders are being asked to approve the Plan Amendments, which would:

•	increase the number of Common Shares available in the Shares Pool for awards of performance-based and time-based share units and deferred share units by 10,500,000 Common Shares;

•	increase the number of Common Shares available in the Options Pool for awards of options by 2,000,000 Common Shares; and

•

provide non-executive directors with the opportunity to elect to receive Common Shares in lieu of amounts owed under their respective cash retainers. Common Shares in lieu of cash retainers will not count toward the maximum aggregate value of $150,000 for non-executive director participation in any given calendar year.

2024 Management Information Circular	IAMGOLD | 24

The table below, which provides information as of April 17, 2024, summarizes the number of Common Shares awarded and available for further award, prior to and after the proposed increase to the number of Common Shares available for award in the Share Incentive Plan:

Share Incentive Plan	Outstanding Common Shares Awarded	Remaining Common Shares Reserved for Issuance	Proposed increase in pool	Total Potential Dilution (outstanding & available) following shareholder approval		Remaining Common Shares available for future issuance following shareholder approval
				#	% of CS outs.	#	% of CS outs.

Share Purchase Plan; Share Bonus Plan, Share Unit Plan	7,014,232	2,509,867	10,500,000	20,024,099	4.03%	13,009,867	2.62%

Share Option Plan	4,645,101	2,286,514	2,000,000	8,931,615	1.80%	4,286,514	0.86%

Total	11,659,333	4,796,381	12,500,000	28,955,714	5.83%	17,296,381	3.48%

Consistent with the foregoing, and in accordance with the requirements of the Share Incentive Plan and the TSX, shareholders are asked to consider and, if deemed appropriate, to pass, with or without variation, the Plan Resolution, the text of which is set out at Appendix “A” to this Circular, authorizing the Plan Amendments. In order to become effective, the Plan Resolution must be approved by a simple majority of the votes cast by holders of Common Shares present in person or represented by proxy at the Meeting or any adjournment thereof.

The Plan Amendments were approved by the Board on February 15, 2024, subject to shareholder approval. For the reference of shareholders, an amended and restated copy of the Share Incentive Plan, which incorporates the Plan Amendments is available to any security holder of the Corporation at or prior to the Meeting upon request to the Secretary of the Corporation and is also attached for reference at Appendix “B” to this Circular.

Reasons in Favour of the Plan Amendments

The Board believes that the Plan Amendments are reasonable and appropriate for a number of reasons, including the following:

•	total dilution resulting from the increase in Common Shares available for award under the Share Incentive Plan (12,500,000) would be modest, equal to 2.52% of outstanding Common Shares;

•

total potential dilution, including Common Shares issuable pursuant to future and currently outstanding awards under the Share Incentive Plan (28,955,714), would be equal to 5.83% of outstanding Common Shares;

•

historically, the Corporation has operated the plan prudently as demonstrated by low burn rates and, going forward, the annual burn rate is expected to be less than 1% of Common Shares outstanding, including the settlement of awards granted under the Share Incentive Plan;

•

settling awards of options or share units in Common Shares increases the ownership of key employees in the Corporation and better aligns their interests with those of the Corporation’s stakeholders (relative to the prevailing Canadian practice of settling share-based awards in cash);

•	the Corporation’s options vest over 3 years, with a 7-year term, which assists in mitigating any short-term windfall gains;

•	grants of performance-based unit awards cliff vest at the end of 36 months;

2024 Management Information Circular	IAMGOLD | 25

•

the Corporation has a clawback policy that provides for the recoupment or clawback of awards under the Share Incentive Plan should the performance underlying the awards subsequently be determined to be unfounded (i.e., in the case of a material earnings restatement);

•

non-executive directors are not eligible to participate in the Share Option Plan and their participation in share unit compensation is annually capped at a maximum aggregate value of $150,000 at the time the awards are granted, excluding any Common Shares issued in lieu of cash payments owed by the Corporation to the respective non-executive director in such calendar year;

•

allowing non-executive directors to receive Common Shares in excess of the maximum aggregate value of $150,000 in any calendar year, if such director elects to receive Common Shares in lieu of owed amounts under their respective cash retainers in such calendar year, provides additional flexibility for the Corporation to save cash while encouraging equity ownership by non-executive directors;

•

any amendment to the Share Incentive Plan that significant institutional proxy advisors would require be shareholder approved is required to be shareholder approved under the terms of the Share Incentive Plan; and

•

the Corporation’s executive compensation program, of which the Share Incentive Plan is an integral part, has received strong shareholder support over the years, with the say on pay from 2010 to 2023 averaging 91.82% of the votes in favour.

For the foregoing reasons, the Board unanimously recommends that shareholders vote FOR the Plan Amendments and adopt the Plan Resolution.

The percentages described in this section were calculated based on the issued and outstanding Common Shares as at the close of business on April 17, 2024, being 496,949,928 Common Shares.

For Additional Detail

See Appendix “D” to this Circular for the voting results at the annual meeting of Shareholders held on May 11, 2023 on the matters comprising the business of the Meeting, as applicable. A simple majority of votes cast for, or in favour of, a matter will constitute approval of that matter.

2024 Management Information Circular	IAMGOLD | 26

BOARD OF DIRECTORS

RENAUD ADAMS

Renaud Adams has over 30 years of global mining experience in senior executive positions and operations. Mr. Adams was President and Chief Executive Officer of New Gold Inc. from 2018 to 2022, where he led the strategic repositioning of the company. Prior to New Gold, Mr. Adams was President and Chief Executive Officer of Richmont Mines Inc. from 2014 until the company was sold to Alamos Gold in November 2017. During Mr. Adams’ time at Richmont Mines, production at the company’s principal mine more than doubled, mineral reserves more than tripled, and costs were reduced to make the Island Gold Mine in Ontario one of the lowest cost operating underground mines in the Americas. From 2011 to 2014, Mr. Adams was Chief Operating Officer at Primero Mining Corporation, and prior to that he was General Manager of IAMGOLD’s Rosebel mine in Suriname before being appointed Senior Vice President, Americas Operations. Prior to IAMGOLD, Mr. Adams held various senior operations positions at mining operations located in the Americas. Mr. Adams holds a Bachelor of Engineering degree in Mining and Mineral Processing from Laval University in Quebec, Canada.

2023 Board and committee membership		Attendance

Board of Directors		10 of 10
Public board membership		Board committee membership

Probe Gold Inc.		Technical and Development Committee

Securities held

	As of April 17, 2024	Value ($)

Common Shares	235,109	$1,187,300

Vested DSUs	0	0

Share ownership requirements

Share Ownership Guidelines	Owned versus Guidelines	Owned versus 2023 Retainer

$2,703,750	0.4x	N/A

Burlington, Ontario, Canada

President and CEO of the
Corporation

Age: 54

Status: Non-independent

Joined Board: April 1, 2023

2023 Votes in favour: 99.39%

Skills and Experience

•  Executive Leadership and Strategic Planning

•  Mine Engineering

•  Mine Operations

•  Project Development

•  Communications and Investor Relations

•  Health, Safety, Environment and Climate

2024 Management Information Circular	IAMGOLD | 27

CHRISTIANE BERGEVIN

Christiane Bergevin is President of Bergevin Capital and provides strategic counselling to major international consulting firms, private equity firms and corporate clients. She is a Senior Advisor with Roland Berger Canada (Energy and Sustainability) and serves as Chief Representative Canada for Astris Finance, a financial advisory group in renewables and infrastructure. She was previously a senior consultant with Hydro One (Strategy, Innovation and Corporate Development Group). Ms. Bergevin has extensive board and governance experience, including her current service on the board of Azimut Exploration Inc. (TSXV), the supervisory board of RATP Développement S.A. (RATP Dev), and the advisory board of AGF Group Inc. Ms. Bergevin previously served on the boards of Yamana Gold Inc. (TSX/NYSE/LSE) (until it was acquired and delisted in 2023), Fiera Capital Corporation (TSX), Talisman Energy Inc. (TSX/NYSE) and CareRx Corporation (TSX). Ms. Bergevin has also served on the boards of Caisse de dépôt et placement du Québec and the Business Development Bank of Canada. Ms. Bergevin is a Governor of the Canadian Chamber of Commerce and previously served as its chair. She also currently serves as the chair of the board of Tennis Québec.

Ms. Bergevin’s executive experience includes positions as Executive Vice President, Strategic Partnership and Business Development of Desjardins Group and executive committee member of Desjardins Financial Corporation, and for 19 years prior to that she held leadership positions with SNC-Lavalin Group including as managing executive and President of SNC-Lavalin Capital Inc. Ms. Bergevin holds a Bachelor of Commerce, Finance and Entrepreneurship with Distinction from McGill University, and graduated from the Wharton School of Business (Advanced Management Program). She holds the ICD.D designation from the Institute of Corporate Directors. She is fluent in French, English and Spanish.

2023 Board and committee membership		Attendance

Board of Directors		12 of 12

Audit and Finance Committee		5 of 5

Human Resources and Compensation Committee		3 of 4

Nominating and Corporate Governance Committee (Chair)		8 of 8
Public board membership		Board committee membership

Azimut Exploration Inc.		–

Securities held

	As of April 17, 2024	Value ($)

Common Shares	0	0

Vested DSUs	51,612	$260,641

Share ownership requirements

Share Ownership Guidelines	Owned versus Guidelines	Owned versus 2023 Retainer

$440,000	0.6x	3.1x

Montréal, Québec, Canada

Corporate Director

Age: 61

Status: Independent

Joined Board: February 22, 2023

2023 Votes in favour: 99.42%

Skills and Experience

•  Executive Leadership and Strategic Planning

•  Corporate Finance

•  Corporate Governance

•  International Affairs

•  Risk Oversight

•  Accounting and Audit

•  Project Development

2024 Management Information Circular	IAMGOLD | 28

ANN K. MASSE

Dr. Ann K. Masse has over 40 years of experience across the fields of health, safety, environment, security, and product stewardship. She was the Global Head of Health, Safety, Environment, and Security for Rio Tinto. She is a passionate advocate for safety and sustainability in mining. During her tenure, Rio Tinto adopted an industry-leading approach to advancing safety culture and maturity resulting in sustained fatality free performance. Previous roles held by Dr. Masse include Vice President, Safety, Health and Environment with Barrick Gold Corporation and Vice President, Safety and Health with Goldcorp Inc.

Dr. Masse spent 23 years at DuPont where she held various leadership positions culminating in Global Safety, Health and Environment Leader—Strategy. DuPont is recognized as a world leader in safety and health practices and performance. Dr. Masse has also served on the boards of Pacific Salmon Foundation and the Partnership for the Delaware Estuary. Dr. Masse holds a Bachelor of Arts degree in Environmental Studies from St. Michael’s College (Vermont), a Ph.D. in Physical Oceanography from the University of Delaware and completed her post-doctoral appointment with the Canada Centre for Inland Waters in Burlington, Ontario.

2023 Board and committee membership		Attendance

Board of Directors		13 or 13

Audit and Finance Committee		4 of 4

Nominating and Corporate Governance Committee		10 of 10

Sustainability Committee (Chair)		6 of 6

Public board membership		Board committee membership

None		N/A

Securities held

	As of April 17, 2024	Value ($)

Common Shares	0	0

Vested DSUs	95,841	$483,997

Share ownership requirements

Share Ownership Guidelines	Owned versus Guidelines	Owned versus 2023 Retainer

$440,000	1.1x	4.2x

Wilmington, Delaware, USA

Corporate Director

Age: 64

Status: Independent

Joined Board: October 1, 2021

2023 Votes in favour: 99.18%

Skills and Experience

•  Executive Leadership and Strategic Planning

•  Corporate Governance

•  Health, Safety, Environment and Climate

•  Corporate Social Responsibility

•  Legal, Compliance and Regulatory

•  Risk Oversight

•  Mine Operations

•  Project Development

2024 Management Information Circular	IAMGOLD | 29

L. PETER O’HAGAN

L. Peter O’Hagan brings 35 years of experience in commodities, natural resource investing, capital markets and structured finance. He worked at Goldman Sachs from 1991 to 2013, where he was a partner from 2002 to 2013 and was most recently Co-Head of Global Commodities. From 2016 to 2019, O’Hagan was a Managing Director at The Carlyle Group, a global investment firm where he focused on industrial and natural resource investments within the $4 billion Equity Opportunity Fund. Immediately prior to joining Carlyle, he was an operating advisor at KKR & Co. in the Energy and Real Assets group.

Mr. O’Hagan is currently a director of Triple Flag Precious Metals, where he is Chair of the Compensation Committee, and Rigel Resource Acquisition Corporation, where he is Chair of the Audit Committee. He was a board member and Chair of the Compensation Committee of Stillwater Mining from 2015 to 2017 until its sale to Sibanye Gold. He is a graduate of the University of Toronto, Trinity College (BA) and holds an MA from the Johns Hopkins University School of Advanced International Studies (SAIS). He serves on the advisory board of Johns Hopkins SAIS.

2023 Board and committee membership		Attendance

Board of Directors		13 of 13

Audit and Finance Committee		7 of 7

Human Resources and Compensation Committee (Chair)		6 of 6

Nominating and Corporate Governance Committee		2 of 2
Public board membership		Board committee membership

Triple Flag Precious Metals		Audit Committee Talent and Compensation Committee (Chair)

Rigel Resource Acquisition Corp.		Audit Committee (Chair)

Securities held

	As of April 17, 2024	Value ($)

Common Shares	19,210	$97,011

Vested DSUs	61,808	$312,130

Share ownership requirements

Share Ownership Guidelines	Owned versus Guidelines	Owned versus 2023 Retainer

$440,000	0.9x	3.1x

New York City, New York, USA

Corporate Director

Age: 61

Status: Independent

Joined Board: March 11, 2022

2023 Votes in favour: 97.25%

Skills and Experience

•  Executive Leadership and Strategic Planning

•  Accounting and Audit

•  Corporate Finance

•  Corporate Governance

•  Human Resources Management and Compensation

•  Risk Oversight

2024 Management Information Circular	IAMGOLD | 30

KEVIN P. O’KANE

Kevin P. O’Kane has more than 40 years’ experience in the global mining industry in senior executive and operations positions. Mr. O’Kane spent over 35 years with BHP in various roles including leading multibillion-dollar projects from conception, through permitting and into execution and operations, President of Pampa Norte copper operations in Chile, in various major project development, technical and operating roles at La Escondida copper mine in Chile, and Vice President Health, Safety, Environment & Community for BHP’s copper business. From 2018 to 2020, Mr. O’Kane served as the Executive Vice President and Chief Operating Officer of SSR Mining Inc. Mr. O’Kane also serves on the Boards of Almaden Minerals Ltd., NorthIsle Copper and Gold Inc. and Autlan (BMV). Mr. O’Kane holds a Bachelor of Applied Science degree in Mining Engineering from Queen’s University in Ontario, Canada and is registered as a Professional Engineer in the province of British Columbia.

2023 Board and committee membership		Attendance

Board of Directors		13 or 13

Audit and Finance Committee		2 of 2

Cote Project Review Committee		11 of 12

Sustainability Committee		6 of 6

Technical Committee		6 of 6
Public board membership		Board committee membership

Almaden Minerals Ltd. (TSX, NYSE)		Audit Committee Remuneration Committee

Autlan BMV. (MXN)		N/A

NorthIsle Copper and Gold Inc. (TSX-V)		Remuneration Committee Technical & Sustainability Committee (Chair)

Securities held

	As of April 17, 2024	Value ($)

Common Shares	0	0

Vested DSUs	101,577	$512,964

Share ownership requirements

Share Ownership Guidelines	Owned versus Guidelines	Owned versus 2023 Retainer

$440,000	1.2x	3.9x

Winnipeg, Manitoba, Canada

Corporate Director

Age: 64

Status: Independent

Joined Board: September 21, 2021

2023 Votes in favour: 99.06%

Skills and Experience

•  Executive Leadership and Strategic Planning

•  Health, Safety, Environment and Climate

•  Mine Engineering

•  Mine Operations

•  Mineral Exploration

•  Project Development

2024 Management Information Circular	IAMGOLD | 31

DAVID S. SMITH

David S. Smith is a Corporate Director who has had a career on both the finance and the supply sides of business within the mining sector. Mr. Smith has 40 years of executive and board leadership experience with extensive international exposure. Mr. Smith served as the Chief Financial Officer and Executive Vice President of Finning International Inc., a major equipment supplier to the mining industry with significant operations in Canada and South America, from 2009 to 2014. Prior to joining Finning, Mr. Smith served as Chief Financial Officer and Vice President of Ballard Power Systems, Inc. from 2002 to 2009. Previously, he spent 16 years with Placer Dome Inc. (now Barrick) in various senior positions and 4 years with PriceWaterhouseCoopers.

Mr. Smith is currently a director of Hudbay Minerals Inc. Mr. Smith has previously served on other public mining company boards of directors, specifically, Pretium Resources Inc. (acquired by Newcrest Mining), Nevsun Resources Ltd. (acquired by Zijin Mining Group Limited), Dominion Diamonds Corp. (acquired by the Washington Companies), Northwest Copper Corp. and Paramount Gold Nevada. Mr. Smith holds a Bachelor’s of Science degree in Business Administration, Accounting from California State University, Sacramento and has completed the Institute of Corporate Directors, Directors Education Program (ICD.D).

2023 Board and committee membership		Attendance

Board of Directors (Chair)		13 of 13

Audit and Finance Committee (Chair)		7 of 7

Human Resources and Compensation Committee		5 of 5

Nominating and Corporate Governance Committee		10 of 10
Public board membership		Board committee membership

Hudbay Minerals Inc. (TSX)		Corporate Governance and Nominating Committee (Chair) Audit Committee

Securities held

	As of April 17, 2024	Value ($)

Common Shares	51,000	$257,550

Vested DSUs	85,287	$430,699

Share ownership requirements

Share Ownership Guidelines	Owned versus Guidelines	Owned versus 2023 Retainer

$840,000	0.8x	4.1x

Vancouver, British Columbia, Canada

Corporate Director

Age: 66

Status: Independent

Joined Board: February 13, 2022

2023 Votes in favour: 98.47%

Skills and Experience

•  Executive Leadership and Strategic Planning

•  Accounting and Audit

•  Corporate Finance

•  Corporate Governance

•  Risk Oversight

•  International Affairs

2024 Management Information Circular	IAMGOLD | 32

MURRAY P. SUEY

Murray P. Suey has over 40 years of experience in financial advisory, operations and auditing with KPMG Canada, a global leading accounting and professional services firm. Mr. Suey most recently served as a Regional Managing Partner in KPMG Canada. Prior to this, he was a Partner-in-Charge of the Calgary audit practice with decades of experience advising global natural resource companies and SEC registrants. Mr. Suey was proudly a founding member of KPMG Canada’s Inclusion and Diversity Council which guided KPMG Canada to actively manage diversity and representation of women in senior management positions. Mr. Suey is currently the Director, Treasurer and Member of the Executive Committee of the Board for the Juvenile Diabetes Research Foundation (JDRF) Canada.

Mr. Suey was awarded the Fellow designation of the Institute of Chartered Accountants (FCPA, FCA) in 2019, and holds a Bachelor of Commerce (with Distinction) from the University of Calgary. In 2023, Mr. Suey received the Executive Certificate in Advancing Sustainability from the NYU Stern Center for Sustainable Business and completed the Directors’ Consortium from Stanford University Graduate School of Business.

2023 Board and committee membership		Attendance

Board of Directors		N/A

Audit and Finance Committee (Chair)		N/A

Sustainability Committee		N/A
Public board membership		Board committee membership

N/A		–

Securities held

	As of April 17, 2024	Value ($)

Common Shares	0	0

Vested DSUs	4,245	$21,437

Share ownership requirements

Share Ownership Guidelines	Owned versus Guidelines	Owned versus 2023 Retainer

$440,000	0x	N/A

Calgary, Alberta, Canada

Corporate Director

Age: 62

Status: Independent

Joined Board: February 15, 2024

2023 Votes in favour: N/A%

Skills and Experience

•  Executive Leadership and Strategic Planning

•  Accounting and Audit

•  Corporate Finance

•  Corporate Governance

•  Risk Oversight

•  Human Resources Management and Compensation

2024 Management Information Circular	IAMGOLD | 33

ANNE MARIE TOUTANT

Anne Marie Toutant has over 35 years of experience in the resources industry as a director and executive with extensive operations and technical expertise. She served on several boards including IAMGOLD, the Suncor Energy Foundation, and the Mining Association of Canada. A Fellow of the Canadian Institute of Mining, Metallurgy and Petroleum (CIM), Ms. Toutant is currently serving as the Institute’s Past-President and chair of the governance committee.

Anne Marie held executive roles at Suncor focused on leading priorities such as: the safe commissioning, world class start-up and initial operations of the $18B Fort Hills project, deployment testing of autonomous trucks in northern Alberta, and the consolidation of mining activities in the world-scale Millennium mine. Prior to Suncor, Ms. Toutant held operations and engineering roles of increasing responsibility in metallurgical and thermal coal mines in western Canada for Luscar Ltd. and Cardinal River Coals Ltd. becoming one of Canada’s early female mine managers in 1998. Ms. Toutant holds a BSc in Mining Engineering from the University of Alberta and is registered as a Professional Engineer in the province of Alberta.

2023 Board and committee membership		Attendance

Board of Directors		5 of 5

Cote Project Review Committee		6 of 6

Human Resources and Compensation Committee		3 of 4

Sustainability Committee		3 of 3

Technical Committee		4 of 4
Public board membership		Board committee membership

N/A		–

Securities held

	As of April 17, 2024	Value ($)

Common Shares	49,727	$251,121

Vested DSUs	15,346	$77,497

Share ownership requirements

Share Ownership Guidelines	Owned versus Guidelines	Owned versus 2023 Retainer

$440,000	0.7x	4.3x

Calgary, Alberta, Canada

Corporate Director

Age: 59

Status: Independent

Joined Board: November 9, 2023

2023 Votes in favour: N/A

Skills and Experience

•  Executive Leadership and Strategic Planning

•  Corporate Social Responsibility

•  Human Resources Management and Compensation

•  Health, Safety, Environment and Climate

•  Mine Engineering and Mine Operations

•  Project Development

2024 Management Information Circular	IAMGOLD | 34

AUDRA WALSH

Audra Walsh is a Professional Engineer with over 30 years of technical, operating, management and board experience in the mining industry. She previously served as the CEO of Minas de Aguas Teñidas S.A.U (MATSA), prior to the acquisition by Sandfire Resources in 2022. She has extensive public mining company board experience, having served and continuing to serve as a board committee chair and member in the areas of Technical, Safety, Health, Environment, Sustainability and Corporate Governance. She also formerly held the position of President and CEO of Sierra Metals Inc., Minera S.A. and A2Z Mining Inc. Ms. Walsh has also held senior positions with Barrick Gold Corporation and Newmont Mining Corporation. Ms. Walsh is a graduate with a Bachelor of Science, Mine Engineering from the South Dakota School of Mines and Technology in Rapid City, South Dakota; and is a registered member of the Society of Mining, Metallurgy and Exploration.

2023 Board and committee membership		Attendance

Board of Directors		9 of 9

Cote Project Review Committee		7 of 7

Human Resources and Compensation Committee		1 of 1

Sustainability Committee		4 of 4

Technical Committee		3 of 3
Public board membership		Board committee membership

Argonaut Gold Inc. (1) (TSX)		Safety, Health, Environment, Sustainability and Technical Committee (Chair) Audit Committee

Calibre Mining (TSX)		Corporate Governance and Nominating Committee (Chair) Safety, Health, Environment, Sustainability and Technical Committee

Faraday Copper Corp. (TSX)		Corporate Governance and Compensation Committee (Chair)

Securities held

	As of April 17, 2024	Value ($)

Common Shares	0	0

Vested DSUs	32,002	$161,610

Share ownership requirements

Share Ownership Guidelines	Owned versus Guidelines	Owned versus 2023 Retainer

$440,000	0.4x	2.3x

(1)	Ms. Walsh will not be standing for re-election at the meeting to be held in June 2024.

Allegany, New York, United States of America

Corporate Director

Age: 51

Status: Independent

Joined Board: June 20, 2023

2023 Votes in favour: N/A

Skills and Experience

•  Executive Leadership and Strategic Planning

•  Health, Safety, Environment and Climate

•  International Affairs

•  Mine Engineering and Mine Operations

•  Project Development

•  Mineral Exploration

2024 Management Information Circular	IAMGOLD | 35

CEASE TRADE ORDERS AND BANKRUPTCIES

Other than as set forth below, to the Corporation’s knowledge, as at the date of the Circular, or within the last ten years, no proposed director of the Corporation is or has been:

a)	a director, chief executive officer or chief financial officer of any company (including the Corporation):

i.

subject to an order (including a cease trade order, an order similar to a cease a trade order or an order that denied the relevant company access to any exemption under securities legislation) for a period of more than 30 consecutive days, that was issued while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer; or

ii.

subject to an order (including a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation) for a period of more than 30 consecutive days, that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer; or

b)

a director or executive officer of any company (including the Corporation), that while that person was acting in that capacity or within a year of the person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

Mr. Adams served as a director of Monarch Mining Corporation (“Monarch”), a TSX list company, until March 31, 2023. Further to an application filed by one of Monarch’s creditors, Investissement Quebec, on November 15, 2023, the Superior Court of Quebec (Court) issued an order under the Companies’ Creditors Arrangement Act (CCAA) staying any legal proceedings against Monarch and appointing PricewaterhouseCoopers Inc. (PwC) as monitor of the business and financial affairs of Monarch. Further to its appointment, PwC initiated a sale and investment solicitation process for Monarch. This may have involved one or more restructurings, recapitalizations or other forms of reorganization of the operations and business of Monarch. Such sale and investment solicitation process culminated in potential transactions involving the sales of Monarch’s Beaufor, McKenzie Break and Swanson assets. The sale and investment solicitation process is ongoing while Monarch continues to operate under CCAA protection. Mr. Adams resigned from the Board on March 31, 2023, nearly eight months before the order of the Court placing Monarch under CCAA protection.

2024 Management Information Circular	IAMGOLD | 36

STATEMENT OF EXECUTIVE COMPENSATION

MESSAGE FROM THE HUMAN RESOURCES AND COMPENSATION COMMITTEE

Dear Fellow Shareholders,

On behalf of the Human Resources and Compensation Committee (HRCC), I am pleased to share our report on Executive Compensation for 2023.

IAMGOLD’s approach to talent and compensation complements the steps taken in 2023 to reposition the company financially, strategically, and operationally, as discussed in the Chair’s letter.

The compensation program’s broad framework, which is summarized in the “Compensation Philosophy and Guiding Principles” section, is designed to attract topflight talent, calibrate pay according to performance, and award pay with a mix of instruments that effectively align executive pay with shareholder experience.

The HRCC makes a particular effort to design the compensation framework in a way that matches our corporate strategy pillars. For the Company Scorecard, which determines the Cash Incentive Program, the HRCC selects key performance indicators (KPIs) and then sets aggressive but sensible targets to encourage strong financial, operational and, above all safety performance. We think the combination of appropriate KPIs, performance targets, and payout curves encourages corporate performance that leads to a positive shareholder experience and discourages excessive risk taking. The long-term component of the compensation program, paid in PSUs (based on relative total shareholder return and ROIC), RSUs, and options strongly aligns executive pay with share price performance and successful capital allocation.

Further to our discussion of IAMGOLD’s performance-oriented compensation framework, in the balance of this letter we would like to focus briefly on progress at Côté Gold, leadership changes, the 2023 Company Scorecard, and CEO compensation.

Côté Gold progress

2023 was an exciting and successful year for IAMGOLD. The executive team focused on repositioning the company by completing asset sales, decisively advancing the Côté Gold project, and securing the financial capacity to advance IAMGOLD’s transition to a modern Canadian mining company. The Côté Gold project, which announced initial production of gold on March 31, 2024, represents a fundamental value proposition for IAMGOLD and its stakeholders, establishing a strong foundation of gold production and significant growth opportunities in Canada.

Streamlined, focused leadership structure

The company restructured its leadership team, including appointing Renaud Adams as CEO, to bring together the right people with the right skills and experience to advance our strategic goals. Effective April 1, 2023, Mr. Adams joined IAMGOLD as President and CEO. Mr. Adams is a strategic and inspiring leader with a proven track record in the mining industry, both in operations and senior management.

Mr. Maarten Theunissen was appointed Chief Financial Officer on March 6, 2023. He served previously as Interim Chief Financial Officer. Today he is an integral part of the executive leadership team and was instrumental in helping the company achieve our funding goals to complete the construction of Côté Gold.

After a comprehensive organizational evaluation, we further streamlined the leadership structure. We thank Mr. Craig MacDougall, Executive Vice President, Growth and Mr. Oumar Toguyeni, Senior Vice President, External Affairs and Sustainability, for their contributions to the organization and congratulate them on their retirements effective December 31, 2023.

2024 Management Information Circular	IAMGOLD | 37

Bruno Lemelin, previously Senior Vice President, Operations and Projects, was appointed to the role of Chief Operating Officer (COO). Mr. Lemelin’s mandate integrates Operations, Exploration, and Health Safety, Environment and Communities (HSEC) under one portfolio as we continue to prioritize operational excellence and position Côté Gold for success.

Rounding out the named executive officers in 2023 are Ms. Dorena Quinn, Senior Vice President, People, and Mr. Tim Bradburn, Senior Vice President General Counsel and Corporate Secretary, both tenured executives of IAMGOLD.

2023 Company Scorecard

The 2023 Company Scorecard, which determines the Cash Incentive Program, established targets for corporate performance in four categories: delivering on plan, finance, project advancement for Côté Gold, and Environment, Social and Governance (ESG). The 2023 Company Scorecard reflects the importance of a collaborative contribution towards the advancement of the Côté Gold project by assigning 50% of the total company score to measures driving the successful completion of the project.

We continue to place clear emphasis on ESG metrics – an essential part of IAMGOLD’s culture. ESG represents 20% of the Company Scorecard and is an important personal objective for our CEO who is responsible for building a culture of transparency, stewardship, and equal opportunity across the company. Additionally, Zero Harm® remains core to the IAMGOLD brand.

2023 Compensation Decisions

Based on the targets established by the HRCC for the Company Scorecard, the CIP company performance factor for 2023 was 88.8%. Details and resulting executive compensation are outlined in the “Compensation Decisions Related to 2023 Performance” section.

Regarding Mr. Adams, based on an assessment of his individual performance and the company’s performance, the Board awarded Mr. Adams a total direct compensation of $3,123,510 for the period of April 1, 2023, to December 31, 2023, which was slightly below target, based on the 88.8% Company Scorecard performance result and a 140% individual performance score. This score reflects Mr. Adams’ leadership in executing on our strategy and delivering sustainable long-term performance. Mr. Adams’ 2023 pro-rated long-term incentive awards were set at $1,648,116, where the ultimate value realized will reflect our performance over the next three to seven years. In addition, Mr. Adams’ 2023 compensation included a one-time grant of $1,000,000 in the form of PSUs, which was awarded following his appointment to President and CEO, to promote long-term alignment with shareholder interests.

Looking Ahead

The composition of our executive team with its strengths and experience in operations, finance, and human capital reflects our fit-for-purpose approach to the leadership of IAMGOLD. We believe that we have the right people and the right structure to steward our company forward in this exciting era.

We are confident that the executive compensation decisions made in 2023, borne out of sensible target setting and strategy aligned KPIs, support our financial and strategic commitments for 2024.

On behalf of the Human Resources and Compensation Committee and the Board of Directors, I would like to thank you for your continued support and confidence in IAMGOLD.

Sincerely,

L. Peter O’Hagan (Chair)

2024 Management Information Circular	IAMGOLD | 38

COMPENSATION DISCUSSION AND ANALYSIS

This Compensation Discussion and Analysis (CD&A) describes our approach to executive compensation and outlines the compensation program, policies, objectives, processes, and decisions behind Named Executive Officers’ (NEOs) pay during the year ending December 31, 2023.

2023 Named Executive Officers

Renaud Adams	President and Chief Executive Officer (“CEO”) Appointed President and CEO April 1, 2023

Maarten Theunissen	Chief Financial Officer (“CFO”) Appointed CFO March 6, 2023

Bruno Lemelin	Chief Operating Officer (“COO”) Appointed COO September 13, 2023; formerly Senior Vice President, Operations and Projects

Dorena Quinn	Senior Vice President, People

Tim Bradburn	Senior Vice President, General Counsel and Corporate Secretary

Maryse Bélanger(1)	Former Interim President and Chief Executive Officer and Chair of Board (“Interim CEO”) Stepped down from Interim CEO role on April 1, 2023

(1)

Ms. Maryse Bélanger served as Chair of the Board from February 14, 2022 to May, 2, 2022, Interim President and Chief Executive Officer from May 3, 2022 to March 31, 2023 and Chair of the Board from April 1, 2023 to September 18, 2023.

COMPENSATION PHILOSOPHY AND GUIDING PRINCIPLES

IAMGOLD is building a culture of performance. Our modern, multi-asset portfolio strategy – with Côté Gold as its foundation – positions us to deliver our goal of becoming a leading Canadian-focused gold producer. Our executive leadership team is responsible for achieving strategic business objectives and delivering shareholder value under the Board’s oversight, and is empowered to be agile, decisive, and performance driven.

Our leadership team has been realigned to support our performance objectives and maximize the potential our assets represent with a commitment to operational excellence, project execution, health and safety, talent development, stakeholder engagement, and generating value for our shareholders.

Our executive compensation program is designed to focus, inspire, and motivate our leadership team ensuring our short- and long-term objectives are met.

2024 Management Information Circular	IAMGOLD | 39

Our Guiding Principles

With operational excellence propelling us forward, pay for performance is at the core of our approach to executive compensation. Rewards are tied to a clearly articulated set of guiding principles that align with our business strategies and objectives.

2024 Management Information Circular	IAMGOLD | 40

Components of Executive Compensation

Our executive compensation program rewards different aspects of performance critical to the execution of our strategy. The objectives of each element are linked to our guiding principles and provide a competitive compensation program that attracts and retains key talent to deliver on our long-term strategic plan.

Element	Objectives	Link to Guiding Principles	Design

Total Direct Compensation

Base Salary	• Recognize and reward skills, experience, and level of responsibility	✓ Pay for performance ✓ Pay competitively ✓ Well governed

Base salary is determined at the beginning of the fiscal year and considers the following factors:

•  Scope, complexity, and responsibility of the role.

•  Competitiveness with salary levels for similar-sized positions within the Peer Group.

•  Individual experience and sustained performance level.

Comparative market analysis and individual performance assessments occur annually to ensure compensation remains competitive, resulting in periodic base salary adjustments, when appropriate.

Annual base salary increases are not guaranteed.

Cash Incentive Plan (CIP)	• Reward achievement of short-term strategic priorities • Communicates the priorities across the business	✓ Pay for performance ✓ Shareholder alignment ✓ Support business strategy ✓ Pay competitively ✓ Well governed ✓ Manage risk

CIP awards are based on the annual achievement of balanced scorecard performance objectives, representing a combination of financial, operational, growth, and ESG that can vary each year based on near term priorities, and individual performance goals determined by the CEO and the Board / Committee. Challenging performance targets are pre-defined in conjunction with the annual budgeting process.

•  The target CIP level is set as a percentage of base salary.

•  Award values range from 0% for below threshold performance to a maximum of 200% of the target value, depending on the actual performance achieved.

The HRCC reviews performance results and may apply their informed judgment to ensure final award values reflect shareholder experience.

CIP awards are performance-based and therefore the Corporation does not guarantee such payments to its executives.

Equity Incentive Plan (EIP)

•  Motivate the
sustained
achievement
of long-term
goals

•  Reward
performance
that is aligned
with the
creation of
long-term shareholder value

•  Align
executives’
share
ownership with
shareholder
experience

•  Retain executives critical to the execution of strategy

✓ Pay for performance ✓ Shareholder alignment ✓ Support business strategy ✓ Pay competitively ✓ Well governed ✓ Manage risk

EIP grants have staggered and overlapping vesting schedules to ensure that executives continually focus on future value creation.

Target grant value is expressed as a percentage of base salary.

The equity grant is allocated based on a target mix as follows:

•  50% performance share units – 3-year cliff vesting dependent on company 3-year performance achievement.

•  25% restricted share units – 3-year ratable vesting (vesting one-third per year starting on the first anniversary of the grant).

•  25% options – 3-year ratable vesting, 7-year term (vesting one-third per year starting on the first anniversary of the grant).

Performance share units (PSUs) support the retention of key executives while providing a strong mid-term performance focus, with vesting conditional on 3-year relative TSR (75%) and ROIC (25%), which were selected as key indicators of long-term growth and value creation, in addition to absolute share price performance.

Restricted share units (RSUs) focus on the retention of key executives, while doing so in a way that is aligned to shareholders through the link to share price performance.

Options provide a riskier, longer-term link to share price performance since they only have value to the extent there is share price growth.

Ultimate vesting and value achieved require continued employment and achievement of performance targets for PSUs and share price increases; therefore, the Corporation does not guarantee any EIP awards to its executives.

2024 Management Information Circular	IAMGOLD | 41

Element	Objectives	Link to Guiding Principles	Design

Indirect Compensation

Benefits, Pension, and Perks	• Provide benefits coverage and retirement savings for the well being of executives	✓ Pay competitively

Executives participate in the same benefits provided to all employees which includes health, dental and life insurance benefits, a defined contribution pension plan and a share purchase plan.

Top-up disability insurance coverage, annual health risk assessments and taxable perquisites are also provided to executives, according to their employment agreements, as disclosed in the footnotes of the Summary Compensation Table.

The Corporation does not provide any loans to its executives.

Target Total Direct Compensation

The table below summarizes the target total direct compensation arrangements in place as of December 31, 2023 for the active NEOs.

Named Executive Officers	2023 Base Salary	CIP Target(1) % of Base Salary	EIP Target % of Base Salary	2023 Target Total Direct Compensation

Renaud Adams President and CEO	$875,000	125%	250%	$4,156,250

Maarten Theunissen CFO	$490,000	75%	150%	$1,592,500

Bruno Lemelin COO	$560,000	75%	150%	$1,820,000

Dorena Quinn SVP, People	$380,000	65%	130%	$1,121,000

Tim Bradburn SVP, General Counsel & Corporate Secretary	$436,800	65%	130%	$1,288,560

(1)	CIP payouts range from 0% for below threshold performance to a maximum of 200% of target value, depending on the actual performance achieved.

Consistent with the Corporation’s pay-for-performance philosophy, IAMGOLD allocates a significant portion of target compensation “at risk”, with an emphasis on long-term incentives to align compensation with shareholder interests.

2024 Management Information Circular	IAMGOLD | 42

Benchmarking

The Corporation’s executive compensation programs are benchmarked against similar organizations to attract and retain global talent and remain competitive in markets where the Corporation operates, targeting market median compensation for fully functioning incumbents for expected levels of performance. The market data serves as a reference point, along with other factors, to which the HRCC compares the compensation of each executive to the Peer Group to set executive compensation levels commensurate with performance and experience levels. The Peer Group is also used as a benchmark for compensation trends and market practices.

Peer Group

The HRCC works with WTW (the Committee’s independent compensation consultant, whose role is discussed further in “Compensation Program Oversight”) to create and maintain an appropriate peer group of relevant companies for comparison purposes. The Corporation considers organizations that are similar in size and scope of operations and are representative of the market within which it competes for executive talent.

When selecting comparators for our compensation Peer Group, the Corporation applies the following established criteria:

Factors	Selection Criteria

Industry	Companies with active mining operations with an emphasis on gold miners and multiple mine sites

Geography	Headquartered in North America with international operations

Size	Revenue within one-third to three times that of IAMGOLD

Corporate Structure	Publicly traded on the TSX

The composition of the Peer Group is regularly reviewed to determine if any changes are required. As a result of this review, Yamana Gold was removed from the Peer Group due to an acquisition and the HRCC determined no further changes were required.

2024 Management Information Circular	IAMGOLD | 43

IAMGOLD’s revenue was positioned at the 32nd percentile of the 2023 Peer Group.

Company	Revenue (FY2023)	Total Assets (FY2023)	Market Cap (as of 12/31/2023)

Alamos Gold Inc.	$1,023	$4,001	$5,355

B2Gold Corp.	$1,934	$4,875	$4,126

Centerra Gold Inc.	$1,095	$2,281	$1,292

Dundee Precious Metals Inc.	$520	$1,290	$1,165

Eldorado Gold Corporation	$1,009	$4,988	$2,653

Equinox Gold Corp.	$1,088	$4,350	$1,526

Hudbay Minerals Inc.	$1,690	$5,313	$1,936

Kinross Gold Corporation	$4,240	$10,543	$7,456

Lundin Gold Inc.	$903	$1,468	$2,979

Lundin Mining Corporation	$3,392	$10,861	$6,351

New Gold Inc.	$787	$2,286	$998

Pan American Silver Corp.	$2,316	$7,213	$5,969

SSR Mining Inc.	$1,427	$5,386	$2,195

Torex Gold Resources Inc.	$883	$1,836	$951

25th Percentile	$898	$2,170	$1,260

50th Percentile	$1,092	$4,612	$2,424

75th Percentile	$2,030	$5,843	$5,509

IAMGOLD	$987	$4,538	$1,217

Percent Rank	32p	49p	23p

(1)	Dollar amounts shown in this table are presented in millions of US dollars. Data is sourced from Standard & Poor’s Capital IQ.

2024 Management Information Circular	IAMGOLD | 44

COMPENSATION GOVERNANCE AND RISK MANAGEMENT

IAMGOLD’s compensation programs and practices were established to ensure strong alignment of pay with the long-term success of the organization. Key governance and risk mitigating features of the Corporation’s executive compensation program are outlined in the table below. Each year, the practices are reviewed against changing regulations and emerging best practices to ensure continued alignment with Shareholder interests.

Guiding Principles	Governance and Risk Management Practices

Pay for Performance

•   Actual compensation may be higher or lower, depending on company and individual performance

•   Most of the executive compensation is variable or ‘at risk’ and encourages high-performers to achieve exceptional levels of short- and long-term performance through higher rewards; 79% for the CEO and 66% or more for other NEOs

Shareholder Alignment

•   Executive compensation is directly affected by share price and PSUs vest and pay out based on relative TSR and ROIC

•   If the Corporation’s TSR outperforms the index, but is negative, the multiplier will be capped at 100%

•   Executive compensation programs incorporate measures tied to future success over various time horizons

•   Executives are required to meet share ownership guidelines

Support Business Strategy

•   Incentive compensation is tied directly to specific short- and long-term objectives to advance corporate strategy

•   Our performance measures are tied directly to the five pillars of our business strategy (operations, growth, finance, people and ESG)

Pay Competitively	• Executive pay is benchmarked at market median (50th percentile) of our Peer Group for fully functioning incumbents for expected level of performance

Well Governed

•   The Board considers all information and approves final performance results, and may exercise informed judgment as needed to ensure overall compensation outcomes match actual performance results and the shareholder experience

•   Cross memberships on committees provide a link between the Committees’ respective oversights. The overlapping membership helps provide context of common activities that may impact multiple Committees and ultimately better manage risk. In addition, all Committees review CIP metrics and assessments related to their respective accountabilities

•   Incentive plan processes are well governed with annual reviews by internal audit

•   An independent advisor is retained to provide an external perspective on market changes and best practices related to compensation design, governance, and compensation risk management

•   An annual advisory vote is held on the Corporation’s approach to executive compensation

Manage Risk

•   Compensation is aligned with the risk profile of the Corporation

•   CIP awards and multiplier for PSU awards are capped at 200% of target

•   An annual compensation program risk assessment is conducted by an independent advisor

•   A clawback policy is maintained for both CIP and EIP granted and/or settled

•   Performance is assessed using a disciplined approach of pre-set measures with a pre-defined range of performance each year

The compensation framework clearly prohibits:

•	Repricing or backdating of options

•	Hedging or monetizing of equity awards

•	Multi-year guarantees in employment agreements

•	Severance provisions of more than two years on termination following a change in control, and single trigger vesting of equity awards for those employed under existing executive agreements.

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Risk Assessment

The HRCC and the Board regularly review and evaluate potential risks to the Corporation resulting from executive compensation based on an assessment framework that includes:

•	Pay philosophy and practices;

•	Design of the programs;

•	Performance measurement; and

•	Compensation governance.

In 2023, the HRCC engaged WTW to update the compensation program risk assessment. Based on this review, neither the HRCC nor the Board has identified any potential risks associated with the compensation policies or practices of the Corporation that would be reasonably likely to have a material adverse effect on the Corporation.

Clawback Policy

In November 2023, the Corporation amended its Clawback Policy in compliance with the NYSE listing requirements. Under the new policy, in the event of a restatement of the Corporation’s financial results due to material non-compliance with financial reporting requirements under securities laws, the Corporation will recover any amounts paid to current and former executive officers within the prior three-year period for incentive-based compensation received by the executive officer that exceeds the amount of incentive-based compensation that otherwise would have been received had it been determined on the restated amount. The policy covers all incentive-based compensation (including any cash or equity compensation) that is granted, earned or vested based wholly or in part upon the attainment of any financial reporting measure.

In addition, if a restatement or adjustment results from an act of fraud, misrepresentation, malfeasance, or gross negligence on the part of the executive, the executive will be liable if convicted of any crime involving fraud, willful misrepresentation, or gross negligence, to the Corporation for any damages suffered by the Corporation as a result of such wrongdoing. The executive may be further disciplined up to or including termination for cause.

Anti-Hedging Policy

The Corporation prohibits officers and directors from engaging in hedging against a decrease in the market value of IAMGOLD’s equity securities.

Executive Share Ownership Guidelines

IAMGOLD has share ownership guidelines to further align executives with shareholders. The guidelines vary by executive level and are represented as a multiple of base salary. Share ownership includes the accumulation of common shares, as well as unvested restricted share units and performance share units. The ownership level is to be attained within three years of the later of joining the Corporation and appointment to the applicable executive level.

The executive share ownership guidelines are as follows:

Executive Position/Level	Share Ownership Target Effective in 2023 (multiple of base salary)

CEO	3.0

CFO / COO	2.0

Senior Vice President	1.5

Vice President	1.0

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As of December 31, 2023, all active NEOs met their share ownership guidelines or were within the three-year accumulation period as indicated below:

Named Executive Officers	Share Ownership Target	Share Ownership			% Ownership Guideline Achieved through Common Shares and Vested RSUs
	Multiple of Base Salary	Total Value at Dec. 31, 2023 (1)	Multiple of Base Salary	Total % Ownership Guideline Achieved

Renaud Adams President and Chief Executive Officer (2)	3.0	$1,677,944	1.9	64%	30%

Maarten Theunissen Chief Financial Officer (3)	2.0	$697,702	1.4	71%	13%

Bruno Lemelin Chief Operating Officer	2.0	$1,476,136	2.6	132%	25%

Dorena Quinn SVP, People	1.5	$689,977	1.8	121%	14%

Tim Bradburn SVP, General Counsel & Corporate Secretary	1.5	$975,932	2.2	149%	12%

(1)	The value of common shares, RSUs and PSUs are based on December 29, 2023 closing price of $3.34 on the TSX, the last trading day of 2023.

(2)	Mr. Adams is within the compliance period and has until April 1st, 2026 to meet his share ownership guideline.

(3)	Mr. Theunissen is within the compliance period and has until March 6th, 2026 to meet his share ownership guideline.

COMPENSATION PROGRAM OVERSIGHT

IAMGOLD has a strong foundation of good governance practices and oversight that strengthen risk mitigation and support our pay-for-performance philosophy.

Role of HRCC

The HRCC assists the Board in approving and monitoring IAMGOLD’s executive compensation practices, including the administration of the EIP.

The HRCC is comprised of at least three (3) directors, each of whom must be independent under applicable securities laws, policies, and stock exchange rules. In addition, in keeping with governance best practices, the HRCC consists of directors who are knowledgeable about issues related to human resources, talent management, compensation, governance and risk management.

As of the date of the Circular, the HRCC is composed of the following independent directors:

•	L. Peter O’Hagan (Chair)

•	Christiane Bergevin

•	Anne Marie Toutant

•	Audra Walsh

Collectively, the members of the HRCC have experience in human resources and executive compensation by virtue of their extensive tenures as senior executives of publicly traded companies and/or members of boards and human resources/compensation committees of other public companies. For more details on the background of the HRCC members, see “Board of Directors”.

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As part of its Board-approved mandate, the HRCC reviews the following each year:

HRCC Mandate

CEO and Executive Compensation	Plan Administration	Oversight of Practices

• Recommends to the Board for approval, the goals of the CEO and with the assistance of the CEO, the other Executives

• Reviews the CEO’s responsibilities and from time to time recommends to the Board any changes

• Leads the annual review and evaluation process of the performance of the CEO and reports results to the Board

• Recommends to the Board for approval, the salary, and incentive awards for the CEO, based on performance

• Reviews the CEO’s recommendations for the other Executives’ compensation and makes recommendations to the Board for approval

• Oversees the Corporation’s Share Incentive Plan

• Reviews the operation and administration of the Corporation’s retirement benefit plans

• Reviews executive employment agreements to avoid any unwarranted, excessive payments, and, if appropriate, recommends any changes to the Board for approval

• Reviews and recommends to the Board any disclosure related to executive compensation

• Reviews and reports to the Board on the Corporation’s organizational structure, implementation of executive succession programs, total compensation practices, talent management practices, policies and practices promoting EDI and executive development programs

• Reviews and assesses potential risks arising from the Corporation’s human resources and compensation policies and practices with respect to Executives

2023 Highlights – The HRCC met 6 times in 2023. In executing its mandate, the HRCC:

• Assessed the effectiveness of the existing compensation plan, including a review of the Corporation’s compensation philosophy, methodology and program design to ensure alignment with the Corporation’s strategic priorities;

• Recommended to the Board for approval the executive compensation plan for 2023, based on 2023 approved budgets and the corporate strategy adopted by the Board;

• Assessed the performance of Executives against their individual objectives and the executive compensation plan;

• Recommended to the Board for approval the 2023 compensation payable, according to the executive compensation plan, the individual performance of the CEO and the CEO’s recommendation for the other Executives, taking into consideration proper pay-for-performance alignment of the compensation of the CEO and other Executives;

• Reviewed various compensation policies and programs including:

–  Peer group of companies that are similar in size, scope and complexity and are competitors for executive talent (the “Peer Group”), in alignment with selection criteria;

–  Executives’ compliance with their minimum share ownership guidelines;

–  Succession plans for the CEO and other Executives and updated development plans;

–  Potential for any material risks arising from the executive compensation plan;

–  Incentive Plan Design for CIP and EIP;

• Engaged the services of an external compensation consultant to provide independent advice and expertise on executive compensation matters; and

• Included in-camera sessions for all meetings as independence from management is fundamental to our effectiveness in managing executive compensation programs.

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Compensation Decision-Making Process

The annual compensation decision making cycle provides a rigorous process to ensure final compensation is fair and equitable.

Role of Management

The CEO provides the HRCC with recommendations for executives’ base salary adjustments, if any, CIP and EIP awards, that are ultimately approved by the Board. The CEO and the other executives are not involved in their own pay decisions and do not make recommendations regarding their own pay.

Compensation Consultant

The HRCC retains compensation consultants from time to time to provide expert and independent advice regarding compensation policies and decisions. WTW was first retained by the Corporation in 2011 and the HRCC continues to use WTW for executive compensation services. WTW’s executive compensation consultants report directly to the HRCC and are independent of management. The HRCC confirms WTW’s independence through an annual review of the factors set out by the Securities and Exchange Commission (“SEC”) that compensation committees should consider when selecting and monitoring the independence of their compensation advisors including the following criteria:

•

Members of the WTW executive compensation consulting team are not involved in selling other WTW services to IAMGOLD and receive no incentive or other compensation based on the fees charged to IAMGOLD for such other services;

•

WTW’s executive compensation consultants do not have a business or personal relationship with any of the HRCC members or management, and do not own any Common Shares (other than through portfolio investments such as mutual funds); and

•	WTW has strict protocols and processes to mitigate conflicts of interest and all consultants are required to adhere to a code of conduct.

HRCC decisions and recommendations to the Board are its responsibility and reflect committee members’ views of the best interests of the Corporation, as informed by information and recommendations provided by compensation consultants.

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In 2023, WTW provided support to the HRCC in reviewing meeting materials prepared by management and attending certain HRCC meetings. WTW reviewed the executive compensation and performance peer groups, conducted an update to the risk assessment review of the Corporation’s executive compensation plan, provided market compensation data for executives, provided advice and support in developing compensation arrangements for executive roles, reviewed the incentive compensation plans, advised on executive compensation trends and best practices, and provided assistance related to the executive compensation disclosure. To ensure its independence from management is not compromised, the HRCC pre-approves non-compensation services provided to the Corporation by WTW.

	Executive Compensation	Other Fees (1)	Total

2023	$372,636	$31,909	$404,545

2022	$295,373	$0	$295,373

(1)	“Other Fees”, are related to the communication support for the 2023 Management Information Circular.

COMPENSATION DECISIONS RELATED TO 2023 PERFORMANCE

2023 Total Direct Compensation Decisions

The following section provides a detailed discussion of the decisions made to determine each NEO’s total direct compensation for 2023.

(1)	CIP and EIP awards were made in early 2024 in relation to 2023 performance.

Compensation for each executive is based on several factors, including individual performance, leadership, global responsibilities, experience, education, succession planning considerations, competitive pressures, and internal equity.

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Base Salary

In 2023, as part of the annual review process the following decisions were made related to the NEO’s base salaries.

Named Executive Officers	2022	2023	% Increase

Renaud Adams CEO (1)	–	$875,000	–

Maarten Theunissen CFO (2)	$479,200	$490,000	2.3%

Bruno Lemelin COO (3)	$485,000	$560,000	15.5%

Dorena Quinn SVP, People (4)	$310,000	$380,000	22.6%

Tim Bradburn SVP, General Counsel & Corporate Secretary	$420,000	$436,800	4.0%

(1)	Mr. Adams joined the Corporation on April 1, 2023.

(2)

In addition to his 2022 base salary of $395,200 as VP Finance, Mr. Theunissen received a $7,000 monthly stipend for serving as Interim CFO until March 5, 2023, an equivalent of $84,000 on an annual basis.

(3)

Mr. Lemelin was promoted to COO on September 13, 2023 and his base salary increase reflects an annual salary review adjustment as Senior Vice President, Operations and Projects in Q1 2023 and subsequent promotional salary increase as COO in Q3 2023.

(4)	Ms. Quinn was promoted to Senior Vice President, People on June 7, 2022, as such her base salary adjustment reflects an annual salary review and market adjustment in Q1 2023.

Cash Incentive Plan (CIP)

IAMGOLD is committed to its philosophy of pay for performance based on the fundamental premise that compensation should be directly correlated to the performance of the Corporation. To support this philosophy, CIP awards reward executives for achievement of annual performance objectives. Performance criteria established by the HRCC will vary based on priorities for the year and can include a combination of financial, operational, strategic, growth and ESG metrics for a balanced view of performance.

The CIP assesses executives based on company performance results and individual results. For NEOs other than the CEO, the Company Scorecard results account for 70% and individual performance results account for 30% of the CIP award. For the CEO, the weighting is 80% corporate and 20% individual.

While target levels of performance on CIP metrics are established as parameters, the Board can apply informed judgment to increase or decrease the CIP awards from the formula-based calculations to reflect the Corporation’s and the executive’s performance for that year as well as the HRCC’s long-term assessment thereof, recognizing that current year performance is influenced by multi-year activities.

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2023 Company Scorecard and Results

The Corporation’s CIP key performance indicators are reviewed by the HRCC and stretch targets are established at the beginning of each year, in line with the Corporation’s budget and longer-term strategy. The Company Scorecard is aligned throughout the organization with weightings set depending on level within the organization.

The 2023 Company Scorecard captured performance in four categories: delivering on plan, finance, project advancement for Côté Gold, and Environment, Social and Governance. For the second year in a row, the Company Scorecard reflected the importance of collaborative contribution towards advancing the Côté Gold project by assigning 50% of the total Company score to measures driving its successful completion. In Q1 2024, the Corporation announced that it has completed its first gold pour at the Côté Gold Mine. This achievement represents the culmination of over 15 million hours of work over four years of construction demonstrating an incredible effort for the team on the ground as the project cost to first gold remains in line with the updated budget estimate while maintaining a near impeccable safety record.

CIP Company Scorecard and 2023 Performance

Deliver on Plan 20%

Performance Measures: Operating Cash Flow (7.5%), All-In Sustaining Costs (7.5%) and Consolidated Attributed Gold Production (5%)

•   Operating Cash Flow score was below target at a score of 80.9% due to lower than target production, higher costs, higher withholding tax payments on account of higher dividends received from Essakane and higher working capital requirements.

•   All-In Sustaining Costs (AISC) results of $1,784 were below threshold at a score of 0% due to the increase in cost guidance in the third quarter and increase in sustaining capital expenditures.

•   Consolidated Attributable Gold Production (oz.) results were below target at a score of 80.7% despite a strong Q4 with both Essakane (108,000 oz.) and Westwood (28,000 oz.) achieving the highest production levels in 2023.

Finance 10%

Performance Measure: Improve liquidity and strengthen the balance sheet as part of Phase II of the Financing Plan (10%):

•   Financing Plan resulted in stretch performance at a score of 200%. The Corporation achieved its stretch goal of entering agreements by Q2 2023 that resulted in the corporate cash plus undrawn facility equaling $400 million of available liquidity by the end of 2023, in addition to extending the current Credit Facility to January 2026.

Project Advancement 50%

Performance Measures: Côté Gold Capital Expenditures (20%), Côté Schedule Variation for First Gold Date (20%) and Operational Readiness at Côté for Ore on Stockpile (10%),

•   Côté Gold Capital Expenditures On a 100% basis, the Côté Gold Project incurred project expenditures of $1,074 million for the year, at an average USD-CAD exchange rate of 1.35. Incurred project expenditures included the cost of supplies inventory and the build of the initial ore stockpile. Since commencement of construction to year-end 2023, $2.786 billion of the planned $2.965 billion of project expenditures was incurred. On March 31, 2024 the project achieved first gold. The total capital expenditures for Côté Gold are estimated to be $3.015 billion, which includes $2.963 billion in project expenditures, and additional expenses for certain infrastructure and earthworks projects to be completed in 2024 post-first gold, as well as capitalized milling and G&A costs. Based on the performance target metrics, this expenditure meets the lower threshold for performance, resulting in a 50% score to this metric.

•   Côté Schedule Variation Initial gold at Côté Gold achieved in Q1 2024, putting this performance goal below the target of January 30, 2024 and in line with the lower threshold. Accordingly, the performance goal was awarded a 50% score to this metric.

•   Operational Readiness at Côté: Ore on Stockpile results fell marginally below target at a score of 96.3%. The Côté Gold mine team delivered 4.85MT of waste volumes to the project team to ensure the required volumes for construction were delivered.

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CIP Company Scorecard and 2023 Performance
Environment, Social, Governance 20%

•   Performance Measures: Environment: Carbon Reduction Strategy (3.5%), ESG Incidents (2%), Community (2%), Safety: Leading (4.5%), Safety: Lagging (3.0%) and Equity, Diversity & Inclusion (5%)

•   Environment: IAMGOLD released its inaugural Climate Action Report in accordance with the TCFD recommendations on December 14, 2023. The Climate Action Report focuses on the Company’s target of achieving a 30% absolute reduction in Scopes 1 and 2 GHG emissions by 2030. As a result, the score for this metric was 100%.

•   ESG Incidents: No significant environment and community incidents were reported resulting in an overall achievement of stretch performance at a score of 200%.

•   Community results fell below target at a score of 86.7% due to the ongoing security and political instability at Essakane. Côté Gold and Westwood achieved target results of their community commitments.

•   Safety Leading indicators are important to ensure a strong safety culture. Strong performance resulted in above target results at a score of 150.9%. This assessment was based on critical risk-based training for employees, safety meetings with employees & contractors and planned general inspection.

•   Safety Lagging indicator TRIFR (total recordable injuries frequency rate) resulted in an overall achievement of target performance at a score of 100%. Côté Gold had strong TRIFR achievement, Essakane reached historical TRIFR performance and Westwood achieved TRIFR targets for the first-time during operations.

•   Equity, Diversity, and Inclusion (EDI) achieved strong performance in EDI at stretch performance at a score of 200% for all locations by reducing the voluntary turnover rate of female employees by 1%, launching global training on key EDI principles to all employee levels, and partnering with Health and Safety to promote a psychological safe workplace.

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Details of the 2023 Company Scorecard results are outlined in the table below:

Metrics	Weight	2023 Performance Range			2023 Results	2023 Score	2023 Weighted Score
		Threshold (50%)	Target (100%)	Maximum (200%)

Operating Cash Flow	7.5%	$145 million	$215 million	$285 million	$188 Million	80.9%	6.1%
All in sustaining costs (per oz. sold)	7.5%	$1,700 / oz.	$1,590 / oz.	$1,530 / oz.	$1,784 /oz.	0.0%	0.0%
Consolidated Attributable Gold Production (oz., continuing operations)	5.0%	410,000 oz.	500,000 oz.	550,000 oz.	465,179 oz.	80.7%	4.0%

Financing Plan – Phase II: to improve liquidity and strengthen the balance sheet	10.0%	Enter into an agreement by Q4 2023 that will result in the corporate cash plus undrawn facility equaling $400 million of available liquidity by the end of 2023	Enter into an agreement by Q2 2023 that will result in the corporate cash plus undrawn facility equaling $400 million of available liquidity by the end of 2023	Achieving all the goals in the “target” threshold and have a new / extended credit facility in place.	On Stretch	200.0%	20.0%
Côté Gold Project Advancement:
• Capital Expenditure(1)	20.0%	+$50M	USD $2.965B target	-$50M	USD $3.015B	50%	10%
• Schedule Variation	20.0%	Target First Gold Date on January 30, 2024			March 31, 2024	50%	10%
• Operational Readiness – Ore on Stockpile	10.0%	3 MT	5 MT	7 MT	4.85 MT	96.3%	9.7%
Environment: Carbon Reduction Strategy	3.5%	Update and publish IAMGOLD carbon reduction strategy	Action plan defined and approved at each site (included in budget)	–	On Target	100.0%	3.5%
Environment and Community: Incidents	2.0%	No level 5 environment or community incidents	No level 4 or 5 environment or community incidents	Met target and no level 3 environment or community incidents	200.0%	200.0%	4.0%
Community	2.0%	Achieve a score of 85%	Achieve a score of 100%	–	96.0%	86.7%	1.7%
Safety (Leading)	4.5%	83%	92%	100%	97.6%	150.9%	6.8%
Safety (Lagging) -TRIFR	3.0%	0.77	0.69	0.65	0.69	100.0%	3.0%
Equity, Diversity & Inclusion (EDI)	5.0%	2/3 Initiatives Completed	3/3 Initiatives Completed	Meet Target & Achieve Supplemental Target	Meet Target & Achieve Supplemental Target	200.0%	10.0%

Total	100%						88.8%

(1)

The result for the Cote Gold Capital expenditure includes an estimate for the remaining project expenditures to be incurred during 2024 as well as operating expenditures that will be capitalized up to achieving first gold.

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Individual Performance

Individual performance for the executives is reviewed first by the CEO with feedback from the HRCC, taking into consideration the accomplishment of the functional goals established by the CEO and approved by the Board and an assessment of each executive’s performance in the areas of leadership, teamwork, innovation, general and administrative cost management, and other individual objectives for the year.

The CEO assesses each executive’s performance and recommends to the HRCC an individual performance score within 0% to 200%. The HRCC assesses the CEO’s individual performance on the same basis and makes a recommendation to the Board for their consideration and approval.

In assessing each individual NEO’s performance, the HRCC and the Board of Directors considered the individual achievements of each NEO, as compared to their individual objectives, and with compensation decisions for the direct reports recommended by the CEO. Overall, each NEO achieved and/or exceeded performance against their individual goals.

Renaud Adams President and Chief Executive Officer	2023 Individual Performance Result: 140%

As President & CEO, Mr. Adams’ individual performance in 2023 was assessed on, among other things: prioritized focus on the success of Côté Gold, providing a leadership structure for improved project execution, operational readiness, and stakeholder/partner relationship-building and support – leading to project delivery hitting key milestones on cost and schedule; outlining a short- and medium-term strategy for the organization, including targeting key opportunities in the industry to build a Canadian mid-tier producer from a stable, generational foundation of production in Canada with low cost, value accretive growth opportunities for the benefit of shareholders; and implementing a leadership structure to streamline the organization with clear objectives and focus on operational excellence, project execution, health and safety, and ESG implementation and reporting.

Maarten Theunissen Chief Financial Officer	2023 Individual Performance Result: 140%

As CFO, Mr. Theunissen’s individual performance in 2023 was assessed on, among other things: completing the second phase of the financing plan bolstering liquidity for Côté Gold ramp-up by entering into a US$400 million second lien term loan; extending the term of the credit facility; deferring the gold prepay deliveries from Q1 2024 into Q1 2025 to align with Côté Gold commencement of production thereby increasing liquidity during the commissioning phase; managing liquidity by hedging gold to manage downside price risk; managing project costs by hedging foreign exchange to take advantage of the weak Canadian dollar; privatization of Euro Ressources; support closing of strategic asset sales transactions and modernizing the Company’s planning and reporting processes.

Bruno Lemelin Chief Operating Officer	2023 Individual Performance Result: 150%

As COO, Mr. Lemelin’s individual performance in 2023 was assessed on, among other things: continuing to foster a culture of excellence in health and safety, focusing on reducing incidents year over year; achieving production targets at Essakane despite multiple supply chain challenges; leading successful and safe ramp-up at Westwood; securing all operating workforce at Côté Gold, readying the team for startup and ensuring Ore on Stockpile before mill operations; delivering inaugural Climate Action Report with a defined Carbon Reduction action plan and associated budget.

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Dorena Quinn SVP, People	2023 Individual Performance Result: 130%

As SVP People, Ms. Quinn’s individual performance in 2023 was assessed on, among other things: leading and implementing an organizational design and effectiveness strategy and structure for the executive management team and two levels below; completing the workforce transfers and changes with the divestitures of numerous material assets within the company, and supporting the ramp up for an effective and capable workforce at Côté Gold; actively leading and bolstering the EDI (Equity Diversity and Inclusion) strategy for the organization and externally in sector, executing on various initiatives resulting in increased representation of women through education and inclusive practices for attraction and retention across the Company.

Tim Bradburn SVP, General Counsel and Corporate Secretary	2023 Individual Performance Result: 125%

As SVP General Counsel and Corporate Secretary, Mr. Bradburn’s individual performance in 2023 was assessed on, among other things: negotiating a US$400 million term loan with maximum operational covenant flexibility; divesting assets for US$600 million in proceeds and consolidating a material royalty obligation; negotiating the settlement of numerous material contracts related to the Côté Gold build and commissioning; and the settlement of long-standing litigation on best possible terms.

2023 CIP Awards

Named Executive Officers	CIP Target % of Base Salary	CIP Target	Corporate Performance	Individual Performance	CIP Earned for 2023	Award as a % of Target

Renaud Adams CEO (1)	125%	$824,058	88.8%	140%	$816,147	99%

Maarten Theunissen CFO	75%	$367,500	88.8%	140%	$382,788	104%

Bruno Lemelin COO (2)	75%	$380,877	88.8%	150%	$408,147	107%

Dorena Quinn SVP, People	65%	$247,000	88.8%	130%	$249,865	101%

Tim Bradburn SVP, General Counsel and Corporate Secretary	65%	$283,920	88.8%	125%	$282,955	100%

(1)	Mr. Adams joined the Corporation on April 1, 2023. His CIP amounts reflect the time from April 1, 2023 to December 31, 2023.

(2)	Mr. Lemelin was promoted to COO on September 13, 2023. His CIP amounts reflect his time as SVP, Operations & Projects and COO.

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Equity Incentive Plan (EIP)

The EIP is designed to align executives with the shareholder experience by rewarding long-term sustained performance.

EIP Formula

The formula used to determine EIP awards is illustrated below:

Grant Allocation – EIP Vehicles Summary

The composition of the 2023 EIP awards granted in 2024 is set out below along with a summary of the features of each vehicle.

	PSUs	RSUs	Options

Grant Allocation	50%	25%	25%

Term	3 years	3 years	7 years

Description	Share units that vest conditionally based on pre-determined company performance criteria	Share units that are subject to time-vesting only	Right to acquire IAMGOLD shares at a specified price

Performance Criteria	75% TSR performance relative to S&P/TSX Global Gold Index	Not Applicable	Not Applicable
25% Average ROIC

Vesting	Units cliff vest at the end of the term, and the number of units granted can vary from 0-200% of target depending on the performance conditions above	Units vest equally over three years, starting on the first anniversary of the grant	Options vest equally over three years, starting on the first anniversary of the grant date

Payout	Settled in common shares at the end of the term	Settled in common shares at the end of the term	Participants acquire IAMGOLD shares at the exercise price defined as fair market value at the time of grant

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As indicated in the table above, the vehicles have staggered and overlapping vesting schedules to ensure that executives continually focus on future value creation. The EIP awards are approved in the first quarter following the performance year, with actual grants made sometime following the determination of awards.

PSU Performance Measures

The two PSU performance metrics used for the 2023 EIP awards were consistent with those used for 2022, measuring IAMGOLD’s total shareholder return (TSR) performance relative to the S&P/TSX Global Gold Index (relative TSR weighted 75%) and our capital efficiency relative to our three-year plan (ROIC weighted 25%). The three-year cliff-vesting applicable to both metrics is aligned with the three-year performance period used to determine final vesting.

The performance targets for the average ROIC were set using the same methodology as the 2022 EIP, namely Adjusted EBIT divided by invested capital. The ROIC target was set at 8.0% using the three-year plan. The ROIC range was set at 5.6% for threshold performance and 11.5% for maximum performance.

Metrics	Definition	2023 EIP Awards (2024 – 2026) Performance Range (0%—200% vesting)

		Below Threshold (0%)	Threshold (25%)	Target (100%)	Maximum (200%)

Relative TSR 75% weight

TSR is measured based on the 3-year relative TSR compared to the S&P/TSX Global Gold Index, using the volume-weighted average share price for December at the beginning and end of the period (2024 – 2026).

If the Corporation’s TSR outperforms the index but is negative, the metric score will be capped at 100% (target).

		< 25th percentile	25th (1) percentile	50th (1) percentile	85th (1) percentile

Average ROIC 25% weight	ROIC is calculated using a single three-year average (3-year average EBIT divided by the average invested capital) (3),(4).	< 5.6%	5.6% (2)	8.0% (2)	11.5% (2)

(1)	For relative TSR performance between the 25th, 50th and 85th percentiles of the Index, the payout is calculated on a linear basis.

(2)	For ROIC performance between threshold, target and maximum, the payout is calculated on a linear basis.

(3)

Adjusted EBIT is calculated as net earnings adding back (i) financial costs, (ii) income tax expense, (iii) exploration expenses, and (iv) expenditures related to development projects that are not capitalized. Gains or losses from non-operating activities and other adjustments such as unrealized gains and losses on hedging and foreign exchange and unusual transactions will be excluded. Non-cash impairment and net realizable value adjustments will be added back based on informed judgment.

(4)

Invested capital is calculated as the sum of (i) property, plant and equipment, excluding construction in progress, (ii) long-term stockpiles, and (iii) current assets, excluding cash and cash equivalents, less current liabilities, excluding debt and deferred revenue. The average Invested Capital will be calculated over 13 quarters with the first quarter representing the opening balance.

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2023 EIP Awards

The number of share units was determined based on the volume-weighted average closing price of the Corporation’s Common Shares on the TSX for the 20 consecutive trading days ending February 27, 2024 of $3.39. The market value of the grant is calculated using the closing price of the Common Shares on the TSX on the date of grant, February 28, 2024, of $3.50. The number of options was determined using $1.8577 which is the fair value of an option granted on February 28, 2024, as calculated according to the Black-Scholes model at an exercise price of $3.67, being the closing price of the Common Shares on the TSX on February 27, 2024, the trading day preceding the date of grant.

The table below summarizes the EIP awards at time of grant.

Named Executive Officers	EIP Target (% of Base Salary)	EIP Grant Value (Grant Price)	Share-Based Award – PSUs (performance vesting)		Share-Based Award – RSUs (time vesting)		Option-Based Award
			$	#	$	#	$	#

Renaud Adams CEO	250%	$1,688,228	$850,798	243,085	$425,401	121,543	$412,029	221,795

Maarten Theunissen CFO	150%	$752,890	$379,425	108,407	$189,714	54,204	$183,751	98,913

Bruno Lemelin COO	150%	$860,444	$433,629	123,894	$216,815	61,947	$210,000	113,043

Dorena Quinn SVP, People	130%	$506,023	$255,014	72,861	$127,509	36,431	$123,500	66,480

Tim Bradburn SVP, General Counsel &Corporate Secretary	130%	$581,658	$293,132	83,752	$146,566	41,876	$141,960	76,417

In addition to the above, as per his employment agreement, Mr. Adams was provided with a one-time equity grant valued at $1,000,000, in the form of PSUs (242,131 units) in May 2023. The performance-based equity compensation awarded to Mr. Adams was to align the CEO’s interests with those of the shareholders and increasing shareholder value with the vesting tied to the achievements of performance metrics consistent with those applicable to other senior executives of the Corporation.

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Pay-for-Performance Alignment

A significant portion of the compensation of the Corporation’s NEOs is variable “at risk” pay, with an emphasis on equity-based compensation. This serves to align executives with shareholders.

The graph below highlights the target EIP grants, actual grants and the current realizable value of grants made from 2021 – 2023 (in respect of 2020 – 2022 award years) for a representative NEO. As illustrated, the ultimate value realized from equity grants will depend on our share price performance over the period.

Pay for Performance: 2021 to 2023

		2020 Granted Feb. 2021	2021 Granted March 2022	2022 Granted May 2023

Representative NEO	Target LTI Award Value ($ Value)	452,661	578,748	630,500
	Realized/Realizable LTI ($ Value)	173,407	358,382	382,430
	Realized/Realizable LTI as a % of Equity Granted	38%	62%	61%

(1)

Realized / Realizable LTI value based on the December 29, 2023 share price of $3.34 and capturing the actual vesting of the 2020 PSU award (granted in 2021 and vesting in early 2024) of 67.32% for the regular PSU and 0% for the Côté Gold PSU. For 2021 and 2022 PSU awards, performance assumed to be target.

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SHARE PERFORMANCE GRAPH

The following graph compares the cumulative total return for $100 invested in Common Shares of the Corporation on the TSX on December 31, 2018, with the cumulative total return of the S&P/TSX Composite Index and the S&P/TSX Global Gold Index for the five most recently completed financial years.

IAMGOLD Cumulative Value of $100 Investment versus Relevant Market Indices

From December 31, 2018 to December 31, 2023

	12/31/2018	12/31/2019	12/31/2020	12/31/2021	12/31/2022	12/31/2023
IAMGOLD Corporation	$100	$97	$93	$79	$69	$67
S&P/TSX Composite Index	$100	$123	$130	$162	$153	$171
S&P/TSX Global Gold Index	$100	$141	$173	$163	$159	$167

IAMGOLD Corporation		-3%	-4%	-16%	-12%	-4%
S&P/TSX Composite Index		23%	6%	25%	-6%	12%
S&P/TSX Global Gold Index		41%	22%	-5%	-2%	5%

When comparing the trend in compensation to the trend in our share price performance, it is important to highlight that the largest component of our NEOs compensation is in the form of equity-based compensation and therefore closely aligned with the shareholder experience.

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SUMMARY COMPENSATION TABLE

The following table sets out total compensation for the NEOs in the most recently completed financial year as well as the two previous financial years.

Named Executive Officers (1)	Year	Salary ($)	Share- based Awards (2) ($)	Option- based Awards (3) ($)	Annual Incentive Plans (4) ($)	Pension Value (5) ($)	All Other Comp. (6) ($)	Total Comp ($)

Renaud Adams President & CEO (appointed April 1, 2023)	2023 2022 2021	656,250 -- --	2,169,662 -- --	412,029 -- --	816,147 -- --	29,449 -- --	108,714 -- --	4,192,251 -- --

Maarten Theunissen CFO (appointed March 6, 2023)	2023 2022 2021	488,131 419,754 122,769	569,139 329,148 97,417	183,751 122,860 19,324	382,788 309,163 48,307	18,035 21,096 9,208	261,385 24,073 --	1,903,229 1,226,094 297,025

Bruno Lemelin COO (appointed Sept. 13, 2023)	2023 2022 2021	521,080 485,000 450,000	650,444 422,505 432,419	210,000 157,686 146,329	408,147 385,425 191,763	23,671 23,085 21,908	49,810 45,251 74,462	1,863,152 1,518,952 1,316,880

Dorena Quinn SVP, People (appointed June 7, 2022)	2023 2022 2021	380,081 301,058 258,082	382,523 323,982 145,640	123,500 120,925 49,269	249,865 306,804 123,175	18,936 18,763 17,231	248,333 13,887 22,112	1,403,238 1,085,419 615,509

Tim Bradburn SVP, General Counsel & Corporate Secretary (appointed Sept. 1, 2020)	2023 2022 2021	436,800 420,000 360,000	439,698 366,048 345,774	141,960 136,403 116,987	282,955 317,390 153,410	23,476 20,654 18,758	35,137 26,140 28,844	1,360,026 1,286,635 1,023,773

Maryse Bélanger(7) Interim CEO (appointed May 3, 2022)	2023 2022 2021	225,000 602,308 --	332,031 749,999 --	-- -- --	-- 1,275,000 --	-- -- --	131,369 62,190 --	688,400 2,689,497 --

(1)

All NEOs receive their compensation in Canadian dollars. Mr. Adams was hired on April 1, 2023 as President and CEO. Mr. Theunissen was appointed CFO on March 6, 2023. Mr. Lemelin was appointed COO on September 13, 2023. Ms. Bélanger was appointed Interim President and CEO effective May 3, 2022 and held this position until March 31, 2023, in addition to continuing her primary role as Chair of the Board until September 18, 2023.

(2)

The EIP values, other than options, reflect the market value of the award on the grant date. Mr. Adams received a one-time equity grant valued at $1,000,000 at the time of grant, in the form of PSUs (242,131 units calculated using $4.13 as the 20-day volume-weighted average closing share price ending May 17, 2023). For 2023, the number of units was determined using $3.39 which is the 20-day volume-weighted average closing price ending February 27, 2024. For 2022, the number of units was determined using $4.13 which is the 20-day volume-weighted average closing price ending May 17, 2023. In addition, for 2022, the EIP values have been updated to represent the actual grant values as the values previously reported reflected the Award Values which were approved by the Board in Q1 2023. For 2021, the number of units was determined using $4.09 which is the 20-day volume-weighted average closing price ending March 14, 2022. For 2023, the grant date was February 28, 2024, and the fair value was $3.50. For 2022, the grant date was May 18, 2023, and the fair value was $3.69. For 2021, the grant date was March 15, 2022, and the fair value was $4.03. For Ms. Bélanger the Corporation had a contractual obligation to grant her $75,000 per month in DSUs for her Interim President and CEO role after the new President and CEO was appointed. For 2023, the amount granted was $225,000 representing 58,901 DSUs units at a grant price of $3.82 as of April 3, 2023.

(3)

Represents the option value granted to the NEOs. The Black-Scholes model is used to calculate the value of the options. The 2023 grant value was calculated using the Black-Scholes model and the following assumptions: volatility – 58.25%, dividend yield – 0%, interest rate – 3.63%, expected life – 4.5 years and exercise price $3.67 based on IAMGOLD’s closing price on the TSX the trading day preceding the date of grant (February 27, 2024) and a fair value of $1.86. The 2022 grant value was calculated using the Black-Scholes model and the following assumptions: volatility – 57.64%, dividend yield – 0%, interest rate – 3.12%, expected life – 5 years and exercise price $3.73 based on IAMGOLD’s closing price on the TSX the trading day preceding the date of grant (May 17, 2023) and a fair value of $1.93. In addition, for 2022, the EIP values have been updated to represent the actual grant values as the values previously reported reflected the Award Values which were approved by the Board in Q1 2023. The 2021 grant value was calculated using the Black-Scholes model and the following assumptions: volatility – 53.12%, dividend yield – 0%, interest rate – 1.78%, expected life – 5 years and exercise price $4.02 based on IAMGOLD’s closing price on the TSX the trading day preceding the date of grant (March 15, 2022) and a fair value of $1.89.

(4)	Represents the CIP bonuses paid to the NEOs. CIP bonuses were calculated and awarded as described in the CIP section, and are paid out the following year for the previous year’s performance.

(5)	Represents the employer contributions to the NEOs’ pension plan.

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(6)

Includes employer contributions to the Share Purchase Plan, additional disability insurance premium available exclusively to the NEOs and perquisites. For Mr. Adams, employer contributions to the Share Purchase Plan were $16,046 and additional disability insurance premiums were $66,510. For Mr. Theunissen, employer contributions to the Share Purchase Plan were $17,760 and in his capacity as Vice President Finance (prior role), he was eligible for a retention program issued in 2021 with a one-time payment of $225,000 disbursed in 2023, after his appointment as Interim CFO. For Mr. Lemelin, employer contributions to the Share Purchase Plan were $19,540 and additional disability insurance premiums were $18,248. For Ms. Quinn, vacation payment corresponding to the time she was Vice President, People was $23,250 and in her capacity as Vice President People (prior role), she was eligible for a retention program issued in 2021 with a one-time payment of $202,338 disbursed in 2023, after her appointment as SVP, People. For Mr. Bradburn, disability insurance premiums were $15,971.

(7)

Ms. Bélanger retired from the Board on September 18, 2023. In addition to the compensation earned as Interim CEO, Ms. Bélanger’s received $98,152 as cash retainer reported under “All other compensation” and $107,031 in DSUs reported under “Share-Based Awards” for her time as Chair of the Board (April 1 to September 18, 2023).

Cost of Management

The table below shows the link between the Corporation’s performance and the NEO’s compensation by comparing the Total Cost of the NEOs’ compensation with Operating Cash Flow and Total Equity, over the last three years.

Year	Total Cost of NEOs’ Compensation (1)	As a % of Operating Cash Flow	As a % of Total Equity

2023	10,721,896	5.0%	0.4%

2022	$9,036,567	1.7%	0.3%

2021	$8,025,076	2.2%	0.3%

(1)

Represents the total compensation as disclosed in the Summary Compensation Table. Only the five current NEOs at the end of each year are included in the “total cost of NEOs’ compensation” figure above.

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INCENTIVE PLAN AWARDS

Outstanding Share-based Awards and Option-based Awards

The following table sets out all option-based and full value share-based awards held by the NEOs and outstanding as of December 31, 2023. The value of these awards is calculated using the closing market Common Share price on the TSX of $3.34 as of December 29, 2023, the last trading day of 2023.

Named Executive Officers	Option-Based Awards				Share-Based Awards
	Number of Securities Underlying Unexercised Options	Option Exercise Price	Option Expiration Date	Value of Unexercised in-the-money Options	Number of Common Shares or Units of Common Shares that have not Vested	Market or Payout Value of Common Shares or Units of Common Shares that have not Vested	Market or Payout Value of Vested Common Shares or Units of Common Shares not yet Paid or Distributed
Renaud Adams	0			$0	242,131	$808,718	$0
Total:	0			$0	242,131	$808,718	$0
Maarten Theunissen	36,922 10,208 63,500	$3.00 $4.02 $3.73	07-Sep-2028 15-Mar-2029 18-May-2030	$12,553 $0 $0	164,049	$547,924	$0
Total:	110,630			$12,553	164,049	$547,924	$0
Bruno Lemelin	18,900 17,900 29,867 55,000 77,300 81,500	$5.24 $6.86 $4.74 $3.99 $4.02 $3.73	28-Feb-2024 26-Feb-2025 25-Feb-2026 22-Feb-2028 15-Mar-2029 18-May-2030	$0 $0 $0 $0 $0 $0	302,800	$1,011,352	$0
Total:	280,467			$0	302,800	$1,011,352	$0
Dorena Quinn	22,824 26,027 62,500	$3.99 $4.02 $3.73	22-Feb-2028 15-Mar-2029 18-May-2030	$0 $0 $0	157,006	$524,400	$0
Total:	111,351			$0	157,006	$524,400	$0
Tim Bradburn	15,120 16,800 19,954 24,000 61,800 70,500	$5.24 $6.86 $4.74 $3.99 $4.02 $3.73	28-Feb-2024 26-Feb-2025 25-Feb-2026 22-Feb-2028 15-Mar-2029 18-May-2030	$0 $0 $0 $0 $0 $0	230,000	$768,200	$0
Total:	208,174			$0	230,000	$768,200	$0
Maryse Bélanger	0			$0	0	$0	$0
Total:	0			$0	0	$0	$0

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Value of Vested or Earned Awards during the Year

The table below shows the aggregate value of options and full value share-based units that vested during 2023. For the options, the value was determined based on the difference between the market price on the vesting date and the exercise price at the time of grant. For the full value share-based units, the value was determined by multiplying the number of units vested by the market value of the underlying Common Shares on the vesting date.

Named Executive Officers	Option-based awards – Value vested during the year (1)	Share-based awards – Value vested during the year (2)	Non-equity incentive plan compensation – Value earned during the year (3)

Renaud Adams CEO	$0	$0	$816,147

Maarten Theunissen CFO	$0	$0	$382,788

Bruno Lemelin COO	$0	$273,491	$408,147

Dorena Quinn Senior VP, People	$0	$95,650	$249,865

Tim Bradburn SVP, General Counsel & Corporate Secretary	$0	$172,678	$282,955

Maryse Bélanger (4) Former Interim President and CEO	$0	$932,033	$0

(1)

Represents the aggregate value that would have been realized if the in-the-money options had been exercised on the 2023 vesting dates, based on the difference between the closing price of the Common Shares on the TSX on the vesting date (or the preceding trading day if the vesting date is a non-trading day) and the exercise price. The February 23, 2023, February 25, 2023, February 26, 2023, March 15, 2023, May 18, 2023 and the September 8, 2023 vesting were not in-the-money.

(2)

Calculated using the closing market price of a Common Share on the TSX on each vest date for awards vested in 2023. The respective vest date and values are March 27, 2023 ($3.58), April 3, 2023 ($3.82), April 10, 2023 ($3.91), June 30, 2023 ($3.51), October 2, 2023 ($2.76), and December 29, 2023 ($3.34).

(3)	Non-equity incentive plan compensation includes the amount of the CIP awards earned by NEOs.

(4)	Share-based awards for Ms. Bélanger include the shares she received in 2023 for her role of Chair of the Board ($107,031) and her role of Interim President and CEO ($825,002)

Options Exercised in 2023

Mr. Lemelin exercised the following options in 2023:

Grant Date	Number of Options	Exercise Price ($)	Gain ($)

February 23, 2016	14,400	$3.26	$6,337

Total			$6,337

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PENSION PLAN BENEFITS

Defined Contribution Plan

The Corporation has a defined contribution pension plan that is generally available to all Canadian salaried employees. Executives participate on an equal basis with salaried employees with respect to the terms, conditions, rights, and benefits under the plan. Notwithstanding any contribution made by an executive, each executive receives a contribution from the Corporation of at least 5% of base salary. In addition, for every contribution the executive makes, the Corporation contributes an additional 50% of the executive’s contribution, up to a maximum of 3%. The Corporation therefore contributes a total maximum of 8% of base salary subject to the income tax limit on deductible contributions. Contributions are deposited into investments designated by each individual executive. Ms. Bélanger did not participate in the defined contribution pension plan.

Named Executive Officers	Accumulated value at start of year	Compensatory	Accumulated value at year end

Renaud Adams (1) President and CEO	–	$29,449	$30,320

Maarten Theunissen CFO	$44,619	$18,035	$82,332

Bruno Lemelin COO	$141,748	$23,671	$188,464

Dorena Quin SVP, People	$148,743	$18,936	$189,190

Tim Bradburn SVP, General Counsel & Corporate Secretary	$290,833	$23,476	$393,335

Maryse Bélanger Former Interim CEO	–	–	–

(1)	The “Accumulated value at the start of the year” for Mr. Adams is reflecting a zero balance as he joined the company on April 1, 2023.

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TERMINATION & CHANGE OF CONTROL BENEFITS

Termination & Change of Control Benefits

The table below summarizes the termination provisions as of December 31, 2023 under the following scenarios.

	Termination Without Cause	Termination Without Cause Following a CIC(1)	Retirement

Severance Formula	Mr. Adams: 12 months (2) Mr. Theunissen: 18 months Mr. Lemelin: 21 months Ms. Quinn: 18 months Mr. Bradburn: 24 months Salary + Bonus (prior two-year average)	24 months Salary + Bonus (prior two-year average)	Not Applicable

CIP in Year	Prorated to termination date	Prorated to termination date	Prorated to retirement date

PSUs	Prorated vesting of Unvested (calculated from grant date to termination date)	Vest immediately	Unvested forfeited

RSUs	Prorated vesting of Unvested (calculated from grant date to termination date)	Vest immediately	Continued vesting per original schedule

Stock Options	Prorated vesting of Unvested (calculated from grant date to termination date) Mr. Adams: Vested units remain exercisable for 12 months Other NEOs: Vested units remain exercisable for 3 months	Vest immediately and exercisable until the end of their regular term	Unvested forfeited

Benefits	Continue through severance period subject to terms of benefit plan	24 months	12 months

Mitigation	Benefits will cease if the Executive becomes eligible for similar benefits through new employment	-	Unvested RSUs are forfeited upon securing new employment

(1)

A “change of control” occurs where 40% or more of the votes attached to the securities of the Corporation are acquired and such votes are exercised to elect a majority of directors of the Corporation who were not directors immediately prior to the acquisition of such securities. For greater clarity, the severance is not payable upon a mere change of control and is only payable if, within 12 months of the change of control, and NEO’s employment was terminated without cause, or the NEO was constructively dismissed.

(2)	Mr. Adams’ severance under “Termination Without Cause” is 12 months for first year of employment and 24 months thereafter as outlined in this employment agreement.

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All our NEOs are entitled to a severance payout upon termination without cause, or a termination without cause following a change of control. The table below shows the incremental value of the estimated payment to each NEO upon termination of his or her employment assuming the triggering event for termination occurred on December 31, 2023.

Event	Renaud Adams	Maarten Theunissen	Bruno Lemelin	Dorena Quinn	Tim Bradburn

Termination without Cause

Severance	$1,968,750	$1,286,250	$1,715,000	$940,500	$1,441,440

Equity (1)	$168,083	$244,294	$551,579	$238,343	$383,525

Benefits	$90,384	$81,095	$109,359	$54,064	$81,971

Total	$2,227,218	$1,611,639	$2,375,938	$1,232,907	$1,906,936

Termination without Cause following a Change of Control

Severance	$3,937,500	$1,715,000	$1,960,000	$1,254,000	$1,441,440

Equity (1)	$808,718	$555,456	$1,011,352	$524,400	$768,200

Benefits	$180,768	$108,126	$124,982	$72,086	$81,971

Total	$4,926,986	$2,378,582	$3,096,334	$1,850,486	$2,291,611

Retirement

Severance	$0	$0	$0	$0	$0

Equity	$0	$0	$0	$0	$0

Benefits	$9,722	$11,309	$11,309	$11,309	$11,309

Total	$9,722	$11,309	$11,309	$11,309	$11,309

(1)	For the purposes of the table above, target values have been reported for equity.

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DIRECTOR COMPENSATION

Our directors’ compensation program is designed to appropriately compensate the Corporation’s directors while aligning director compensation with the advancement of stakeholder interests. The HRCC, as part of its mandate, and the Board consider director compensation, in both structure and amount, relative to that of the Corporation’s Peer Group which is consistent with those used to benchmark executive compensation. Consideration is given to providing an appropriate level of compensation considering their experience, the extent of the responsibilities, risks and time commitment associated with the role.

The Board recognizes that the compensation for directors must not compromise their independence and ability to make appropriate judgments, including overseeing the compensation paid to management. As such, it does not consist of equity-based compensation that is performance driven or otherwise risks aligning directors’ interests away from those of Shareholders and toward those of management.

Director compensation is comprised of two components: a quarterly cash retainer and a quarterly equity retainer, in the form of DSUs. The main purpose of the DSU plan is to strengthen the alignment of interests between the independent directors and the shareholders, as such the DSUs are vested at the time of grant but are settled upon departure from the Board. In addition, Directors may elect whether they want to receive a larger portion of their annual cash retainer in DSUs.

No attendance or travel allowance fee for a Board or Board Committee meeting is paid to directors, Directors do not receive options and the Corporation does not provide any loans to directors.

2023 DIRECTORS’ COMPENSATION SUMMARY

	Cash	Equity

Annual Retainer – Chair (1)	$210,000	$150,000

Annual Retainer – Other Board Members	$110,000	$130,000

Additional Retainer – Lead Independent Director (2)	$40,000	N/A

Additional Retainer – Chair of Audit and Finance Committee (“AFC”), HRCC and Sustainability Committee (“SC”) (3)	$25,000	N/A

Additional Retainer – Chair of the NCGC and Technical Committee (4)	$15,000	N/A

Additional Retainer – Chair and Members of the Côté Project Review Committee (“CPRC”) (5)	$25,000	N/A

(1)

As a result of her service as Interim President and CEO ending on April 1, 2023, Ms. Bélanger did not receive a cash retainer for her service as a director prior to that date. Ms. Bélanger retired from the Board on September 18, 2023. Mr. Smith served as a Board Member until September 20, 2023, and effective September 21, 2023, moved into the Chair of the Board role.

(2)	In connection with Ms. Bélanger’s appointment as Interim President and CEO, the Board appointed Mr. Smith as Lead Independent Director and awarded him an additional annual cash retainer of $40,000.

(3)

In recognition of the additional responsibilities, complexities, and time commitment for chairing a Board committee, the Chair of each of the Audit and Finance Committee, Human Resources and Compensation Committee and Sustainability Committee received an additional cash annual retainer of $25,000.

(4)

In recognition of additional responsibilities, complexities, and time commitment for chairing a Board committee, the Chair of each of the Nominating and Corporate Governance and Technical Committees received an additional annual cash retainer of $15,000.

(5)

In recognition of the time commitment and strategic importance of the Côté Project, the Chair and each member of the ad hoc Côté Project Review Committee also received an additional annual cash retainer of $25,000. The additional retainer for the Chair and Members of the CPRC committee ended on December 31, 2023 as the CPRC and TC committees were consolidated on January 1, 2024.

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DIRECTOR COMPENSATION TABLE

The following table sets out all compensation payable to the Board for 2023.

Name	Fees Earned	Share-based awards(1)	Option-based awards	All other compensation	Total Compensation

Christiane Bergevin (2)	$83,713	$125,898	–	–	$209,611

Ann K. Masse	$115,000	$147,884	–	–	$262,884

L. Peter O’Hagan	$131,442	$129,215	–	–	$260,657

Kevin P. O’Kane	$130,000	$147,884	–	–	$277,884

David S. Smith (3)	$166,467	$134,727	–	–	$301,194

Anne Marie Toutant (4)	$77,098	$70,607	–	–	$147,705

Audra Walsh (5)	$71,580	$64,494	–	–	$136,074

Ian Ashby (6)	$115,924	$110,678	–	–	$226,602

Maryse Bélanger (7)	–	–	–	–	–

(1)

The number of awarded units is calculated using the volume-weighted average closing price for the 30 trading-dates preceding the grant date. The grant value of the share-based awards was calculated by multiplying the number of units by the closing market Common Share price of the TSX on the date of grant.

(2)	Ms. Bergevin was appointed to the Board on February 22, 2023.

(3)

Mr. Smith served as a Board Member until September 20, 2023, and effective September 21, 2023, moved into the Chair of the Board role. The fees earned reflect a combination of his role as a Board Member, Committee Chair, Lead Director and later Chair of the Board.

(4)	Ms. Toutant departed the Board on May 11, 2023, and was later reappointed to the Board on November 9, 2023.

(5)	Ms. Walsh was appointed to the Board on June 20, 2023.

(6)	Mr. Ashby retired from the Board November 9, 2023.

(7)

Ms. Bélanger retired from the Board September 18, 2023, and received fees in relation to her role as Chair of the Board. Since she was also appointed as Interim President and CEO until March 31, 2023, her Director Compensation for an amount of $205,183 ($98,152 cash retainer and $107,031 share-based awards) is captured under the Executive Summary Compensation Table of the CD&A.

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INCENTIVE PLAN AWARDS

Outstanding Share-based Awards

The following table sets forth all share-based awards to directors, outstanding as of December 31, 2023.

Share-Based Awards

Name	Option-Based Awards	Number of Common Shares or units of Common Shares that have not vested (#)	Market or payout value of share- based awards that have not vested	Market or payout value of vested share-based awards that have vested and not paid out or distributed (1)

Current Directors

Christiane Bergevin (2)	-	-	-	$127,074

Ann K. Masse	-	-	-	$292,060

L. Peter O’Hagan	-	-	-	$242,551

Kevin P. O’Kane	-	-	-	$293,957

David S. Smith (3)	-	-	-	$252,494

Anne Marie Toutant (4)	-	-	-	$18,891

Audra Walsh (5)	-	-	-	$70,207

Former Directors

Ian Ashby (6)	-	-	-	$228,346

Maryse Bélanger (7)	-	-	-	-

(1)	The value of share-based awards was calculated using the Corporation’s closing share price on the TSX of $3.34 as of December 29, 2023, the last trading day of 2023.

(2)	Ms. Bergevin was appointed to the Board on February 22, 2023.

(3)	Mr. Smith served as a Board Member until September 20, 2023, and effective September 21, 2023, moved into the Chair of the Board role.

(4)	Ms. Toutant departed the Board on May 11, 2023, and was later reappointed to the Board on November 9, 2023.

(5)	Ms. Walsh was appointed to the Board on June 20, 2023.

(6)	Mr. Ashby retired from the Board on November 9, 2023.

(7)	Ms. Bélanger retired from the Board September 18, 2023.

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Value Vested or Earned During the Year

The following table sets forth the value vested during 2023 in respect of share-based awards made to directors.

Name	Option-based awards – Value vested during the year	Share-based awards – Value vested during the year (1)	Non-equity incentive plan compensation – Value earned during the year

Current Directors

Christiane Bergevin (2)	-	$125,898	-

Ann K. Masse	-	$147,884	-

L. Peter O’Hagan	-	$129,215	-

Kevin P. O’Kane	-	$147,884	-

David S. Smith (3)	-	$134,727	-

Anne Marie Toutant (4)	-	$70,607	-

Audra Walsh (5)	-	$64,494	-

Former Directors

Ian Ashby (6)	-	$110,678	-

Maryse Bélanger (7)	-	-	-

(1)

The value of the share-based awards vested for all directors is calculated using the Corporation’s closing share price on the TSX on each vesting date of 2023 (April 3—$3.82, April 10—$3.91, June 30—$3.51, October 2—$2.76 and December 29—$3.34).

(2)	Ms. Bergevin was appointed to the Board on February 22, 2023.

(3)	Mr. Smith served as a Board Member until September 30, 2023, and effective September 21, 2023, moved into the Chair of the Board role.

(4)	Ms. Toutant’s departed the Board on May 11, 2023, and was later reappointed to the Board on November 9, 2023.

(5)	Ms. Walsh was appointed to the Board on June 20, 2023.

(6)	Mr. Ashby retired from the Board on November 9, 2023.

(7)	Ms. Bélanger retired from the Board on September 18, 2023, and received fees in relation to her role as Chair of the Board.

DIRECTOR SHARE OWNERSHIP GUIDELINES

The Corporation has in place director share ownership guidelines. We require each director to hold a minimum level of common shares or DSUs, so they have a significant at-risk investment to align their interests with those of our shareholders.

With a view to further aligning director and Shareholder interests, the current director share ownership guideline approved on February 16, 2023, is a number of Common Shares and/or vested share units equal in value to four (4) times the cash retainer paid to directors (resulting in $840,000 for the Board Chair and $440,000 for all other directors), to be achieved by each director within five (5) years of the date of appointment to the Board.

The former director share ownership guideline required directors to acquire an amount of Common Shares and/or vested shared units equal to $600,000 for the Board Chair and $300,000 for all other directors, to be achieved within five (5) years of the date of appointment to the Board. As a result of the increased share ownership requirements, all directors serving at the time of the increase will have one additional year to acquire their applicable amount of Common Shares. The current directors that this applies to include Ms. Ann K. Masse, Mr. L. Peter O’Hagan, Mr. Kevin P. O’Kane and Mr. David S. Smith.

While none of the members have met their requirements as of the date of this Circular, they are all currently within the grace period to achieve the required ownership level. See also “Director’s Share Ownership” table for additional information.

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Given the volatility of the equity markets and that fluctuations in the market value of the Corporation’s share price are not within the control of directors, the Board has prescribed that, once a director has met the share ownership requirement, there is no requirement for the director to purchase additional Common Shares should the value of the director’s holdings fall below the requirement. The higher of the purchase price or market value of Common Shares acquired is used to determine whether a director has achieved the share ownership requirement.

Directors’ Share Ownership as of December 31, 2023 (1)

Name	# of Common Shares and Vested Share Units (1)	Total Ownership (2)	Share Ownership Guidelines	% of Guideline Achieved (3)	Date to Meet Share Ownership Guidelines (3)

Christiane Bergevin	38,046	$127,074	$440,000	29%	February 22, 2028

Ann K. Masse	87,443	$292,060	$440,000	66%	October 1, 2027

L. Peter O’Hagan	72,620	$242,551	$440,000	55%	March 11, 2028

Kevin P. O’Kane	88,011	$293,957	$440,000	67%	September 21, 2027

David S. Smith	126,597	$422,834	$840,000	50%	September 21, 2028

Anne Marie Toutant	55,383	$184,979	$440,000	42%	November 9, 2028

Audra Walsh	21,020	$70,207	$440,000	16%	June 20, 2028

(1)

Information as to the number of Common Shares owned and/or over which control or direction is exercised, whether directly or indirectly, by the nominees for election as directors of the Corporation is, in each case, based upon information provided by the respective nominee on SEDI.

(2)	The value of share-based awards was calculated using the Corporation’s closing share price on the TSX of $3.34 as of December 29, 2023, the last trading day of 2023.

(3)

All directors are within the five-year compliance period to reach share ownership guidelines. Due to the program change in 2023, Ms. Ann K. Masse, Mr. L. Peter O’Hagan, Mr. Kevin P. O’Kane and Mr. David S. Smith have an additional year to reach the share ownership guideline.

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SHARE INCENTIVE PLAN

The Share Incentive Plan consists of the Share Purchase Plan, the Share Bonus Plan, the Share Unit Plan (formerly the Deferred Share Plan) and the Share Option Plan. The Share Incentive Plan was established for the benefit of full-time and part-time employees, directors and officers of the Corporation and designated affiliates as well as persons or companies (or an employee of such person or company) engaged to provide ongoing management, consulting services or other services to the Corporation or any designated affiliate. Each of the foregoing is an eligible participant under each of the four plans with the exception that non-employee directors of the Corporation are not eligible to participate in the Share Purchase Plan and Share Option Plan (the relevant participants referred to below as “Participants”).

Set out below is a summary of certain provisions of the Share Incentive Plan, which summary is qualified in its entirety by the provisions of the Share Incentive Plan. A copy of the Share Incentive Plan is available to any shareholder, without charge, upon request to the Secretary of the Corporation.

Capitalized terms used in this summary of the Share Incentive Plan have the meanings ascribed to them in the Share Incentive Plan. The information set out below, is presented as at December 31, 2023.

SHARE INCENTIVE PLAN MAXIMUM

The following table sets out the maximum number of Common Shares reserved for issuance under each of the four plans comprising the Share Incentive Plan, the number of Common Shares issuable under outstanding awards, and the number of remaining Common Shares available to be issued pursuant to future awards under each plan, together with, in each case, the percentage of the issued and outstanding Common Shares as at December 31, 2023 that this figure represents.

Share Incentive Plan	Common Shares Reserved for Issuance	Outstanding Common Shares Awarded	Remaining Common Shares Available for Grant

Share Purchase Plan, Share Bonus Plan, and Share Unit Plan (1)	10,756,894 (2.2%)	6,157,395 (1.3%)	4,599,499 (1.0%)

Share Option Plan (1)	7,247,528 (1.5%)	5,199,575 (1.1%)	2,047,953 (0.4%)

Total	18,004,422 (3.7%)	11,356,970 (2.4%)	6,647,452 (1.4%)

(1)

In 2014, the Share Incentive Plan was amended to establish two separate pools which respectively establish a maximum number of Common Shares which are available for issue from treasury (i) among the Share Unit Plan (formerly the Deferred Share Plan), the Share Purchase Plan and the Share Bonus Plan (awards under these plans are also known as “full value awards”), and (ii) under the Share Option Plan (awards under this Plans are also known as “option awards”). Accordingly, the information in the above table is divided between these two separate pools rather than by individual plan.

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SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The table below provides information as of December 31, 2023, regarding compensation plans under which equity securities of the Corporation are authorized for issuance. Each of the equity compensation plans listed in the table below are described in the following sections: “Statement of Executive Compensation – Share Incentive Plan – Share Purchase Plan; Share Unit Plan; Share Option Plan”.

Equity Compensation Plans Approved by Security Holders (1)	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights (CA$)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities in first column)	Weighted Average Remaining Term

Share Option Plan	5,199,575	$4.77	2,047,953	3.05

Share Unit Plan (formerly the Deferred Share Plan)	6,157,395	$0	4,599,499	N/A

Share Purchase Plan		$0	86,307	N/A

(1)	All of the Corporation’s equity compensation plans have been approved by the Corporation.

ANNUAL BURN RATE

The annual burn rate of the Share Incentive Plan, calculated in accordance with the TSX Company Manual, for each of the three most recently completed financial years of the Corporation is set out in the table below. In accordance with the rules of the TSX, the annual burn rate is expressed as a percentage and is calculated by dividing the number of securities granted under the arrangement during the applicable financial year by the weighted average number of securities outstanding for the applicable financial year (calculated in accordance with the CPA Canada Handbook).

	2023 Burn Rate	2022 Burn Rate	2021 Burn Rate

Share Unit Plan (formerly the Deferred Share Plan)	0.71%	0.52%	0.54%

Share Option Plan	0.20%	0.16%	0.23%

Share Bonus Plan (1)	–	–	–

Share Purchase Plan	–	–	–

(1)	There have been no issuances during the past three fiscal years for these plans.

INSIDER LIMITATIONS

The Share Incentive Plan provides that in no event shall any security-based compensation arrangement (within the meaning of the rules of the TSX), together with all other previously established and proposed security-based compensation arrangements of the Corporation, result in:

i.	the number of Common Shares issuable from treasury at any time pursuant to options granted to insiders exceeding 10% of the issued and outstanding Common Shares; and

ii.	the issue from treasury to insiders, within any one-year period, of a number of Common Shares which exceed 10% of the issued and outstanding Common Shares.

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In addition, the number of Common Shares reserved for issue to non-Executive directors under the Share Incentive Plan shall not exceed (x) for all non-Executive directors, in the aggregate, a maximum of 1% of the number of outstanding Common Shares, and (y) on an individual non- Executive director basis, awards of Common Shares and/or options per non-employee director in any one calendar year having a maximum aggregate value of $150,000 at the time of the awards.

SHARE PURCHASE PLAN

Subject to the requirements of the Share Purchase Plan, the HRCC has the authority to select those Participants (which excludes non-Executive directors) who may participate in the Share Purchase Plan. Under the Share Purchase Plan, the Corporation may choose to issue Common Shares from treasury or to deliver Common Shares purchased through the facilities of the TSX to satisfy the obligation of the Corporation to deliver Common Shares to Participants pursuant to the Share Purchase Plan. At such times or times as are determined by the Corporation, but in any event no later than December 31 in the applicable calendar year, the Corporation will credit each Participant with the applicable contribution of the Corporation.

In order to satisfy the obligations of the Corporation under the Share Purchase Plan, the Corporation may either (i) issue from treasury for the account of each participant Common Shares equal in value to the aggregate amount contributed to the Share Purchase Plan by such Participant and the Corporation and held in trust as of such date at the applicable price determined in accordance with the provisions of the Share Purchase Plan (being the weighted average price of the Common Shares on the TSX for the period in respect of which Common Shares are being issued from treasury under the Share Purchase Plan, being the period of time during which the aggregate contribution of the Participant being used to purchase such Common Shares has been accumulated and which, therefore, could result in issuances at less than the market price of the Common Shares as determined in accordance with the TSX Company Manual) or (ii) deliver to the account of each Participant in the Share Purchase Plan, Common Shares equal in number to the number of Common Shares purchased through the facilities of the TSX with the aggregate amount contributed to the Share Purchase Plan by the Participant and the Corporation as of such date. The Corporation will only issue whole Common Shares.

The minimum contribution of a Participant in the Share Purchase Plan is one per cent, and the maximum contribution is ten percent, of such Participant’s basic annual remuneration. The matching contribution of the Corporation is 75% of the Participant’s contribution until the Participant’s contribution reaches 5% of such Participant’s basic annual remuneration. As a result, the Corporation’s maximum contribution will be 3.75% of a Participant’s basic annual remuneration.

Under the Share Purchase Plan, unless otherwise determined by the HRCC, if a Participant ceases to be employed by, or provide services to, the Corporation and all designated affiliates for any reason (including disability or death) or receives notice from the Corporation of the termination of his or her contract of service or employment, (i) the Participant shall automatically cease to be entitled to participate in the Share Purchase Plan, (ii) any portion of the contribution of the Participant then held in trust for the Participant shall be paid to the Participant or the estate of the Participant, (iii) any portion of the contribution of the Corporation then held in trust for the Participant shall be paid to the Participant or the estate of the Participant, except in the case of a resignation (not as a result of retirement) or termination for cause and, in such cases, unless prohibited by law, any portion of the contribution of the Corporation then held in trust for the Participant shall be returned and paid to the Corporation, and (iv) any Common Shares then held in safekeeping for the Participant shall be delivered to the Participant or the estate of the Participant.

Common Shares issued for or delivered to the account of a Participant in the Share Purchase Plan will be held in safekeeping and delivered, subject as otherwise provided in the Share Purchase Plan, to the Participant at such time or times as are determined by the Corporation upon the request of the Participant. If there is a take-over bid (within the meaning of the Securities Act) made for the Common Shares, then the HRCC may make any Common

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Shares held in safekeeping under the Share Purchase Plan for a Participant immediately deliverable in order to permit such Common Shares to be tendered to such bid. In addition, the HRCC may permit the contribution of the Corporation to be made and Common Shares to be delivered for the then aggregate contribution of the Participant and the Corporation prior to the expiry of any such take-over bid in order to permit such Common Shares to be tendered to such bid.

SHARE BONUS PLAN

The Share Bonus Plan permits Common Shares to be issued as a discretionary bonus to eligible Participants by the HRCC in its sole and absolute discretion and for no cash consideration.

SHARE UNIT PLAN

The Share Unit Plan (formerly the Deferred Share Plan) permits the HRCC to grant awards of share units to Participants. Under the Share Unit Plan, share units awarded to a Participant may either be (i) issued from treasury, or (ii) purchased through the facilities of the TSX, and delivered to such Participant. The provisions and restrictions (including any vesting provisions) attached to awards of share units granted under the Share Unit Plan will be determined by the HRCC at the time of grant of the award of share units.

If there is a take-over bid (within the meaning of the Securities Act) made for outstanding Common Shares, the HRCC may accelerate any awards granted under the Share Unit Plan and issue or deliver any Common Shares issuable or deliverable under the Share Unit Plan for the sole purpose of permitting such Common Shares to be tendered to such bid.

Subject to any employment agreement or notice or agreement with respect to an award granted under the Share Unit Plan, if a Participant ceases to be employed by or provide services to the Corporation and all designated affiliates or resigns as a director or officer of the Corporation and its designated affiliates for any reason other than retirement, disability or death, the Participant shall automatically cease to be entitled to participate in the Share Unit Plan and any entitlement to receive share units thereafter under the Share Unit Plan shall terminate.

If a Participant dies, any share units to which such Participant was entitled in respect of an award granted under the Share Unit Plan as of the date of death will be delivered as soon as practicable thereafter and, subject to any employment agreement or notice or agreement with respect to an award granted under the Share Unit Plan, such Participant shall cease to be entitled to participate in the Share Unit Plan and any entitlement to receive any share units under the Share Unit Plan will terminate with effect as of the date of death of such Participant.

SHARE OPTION PLAN

The Share Option Plan provides for the grant of non-transferable options for the purchase of Common Shares to Participants (which excludes non-Executive directors). Subject to the terms of the Share Option Plan, the HRCC has the authority to select Participants to whom options will be granted, the number of Common Shares subject to options granted and the exercise price of Common Shares under option.

Subject to the provisions of the Share Option Plan, no option may be exercised unless the optionee at the time of exercise is:

1.

In the case of an eligible employee, an officer of the Corporation or a designated affiliate or in the employment of the Corporation or a designated affiliate and has been continuously an officer or so employed since the date of grant of the option, provided, however, that a pre-approved leave of absence will not be considered an interruption of employment for the purposes of the Share Option Plan; and

2.

In the case of any other Participant, engaged, directly or indirectly, in providing ongoing management or consulting services for the Corporation or Designated Affiliate and has been so engaged since the option’s date of grant.

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The exercise price for purchasing Common Shares is determined by the HRCC and cannot be less than the closing price of the Common Shares on the TSX on the last trading day immediately preceding the date of grant of the option. Each option, unless sooner terminated pursuant to the provisions of the Share Option Plan, will expire on a date determined by the HRCC at the time of grant, which date cannot exceed seven years from the date the option was granted.

The vesting provisions of options granted pursuant to the Share Option Plan are determined by the HRCC and provide for the vesting of options in accordance with any applicable terms of any employment agreements or in any notice or option agreement entered into between the Corporation and the holder of the option. The aggregate number of Common Shares at any time available for issue to any one person upon the exercise of options cannot exceed five per cent of the number of Common Shares then outstanding.

If a Participant: (i) ceases to be a director of the Corporation or a designated affiliate (and is not or does not continue to be an employee thereof) for any reason (other than death or retirement), or (ii) ceases to be employed by, or provide services to, the Corporation or a designated affiliate, or any corporation engaged to provide services to the Corporation or the designated affiliates, for any reason (other than death or retirement) or receives notice from the Corporation or a designated affiliate of the termination of his or her employment contract, except as otherwise provided in any employment contract or the terms of the option, such Participant will have 60 days from the date of such termination or cessation, as the case may be, to exercise his or her options to the extent that such Participant was entitled to exercise such options at the date of such termination or cessation. Notwithstanding the foregoing or any employment contract, in no event will such right extend beyond the term of the option. If a Participant shall die, any option held by such Participant at the date of such death shall become immediately exercisable, and shall be exercisable in whole or in part only by the person or persons to whom the rights of the optionee under the option shall pass by the will of the optionee or the laws of descent and distribution for a period of nine months (or such other period of time as is otherwise provided in an employment contract or the terms and conditions of any Option) after the date of death of the optionee or prior to the expiration of the option period in respect of the option, whichever is sooner, and then only to the extent that such optionee was entitled to exercise the option at the date of the death of such optionee.

If a take-over bid (within the meaning of the Securities Act) is made for the Common Shares, then the HRCC may permit all outstanding options to become immediately exercisable in order to permit Common Shares issuable under such options to be tendered to such bid.

BLACKOUT PERIODS

The nature of the business of the Corporation gives rise to a number of periods each year during which directors, officers and employees are precluded from trading in securities of the Corporation in accordance with the trading policy and guidelines of the Corporation. These periods are referred to as “blackout periods”. Pursuant to the terms of the Share Incentive Plan, there is an automatic extension of an option term that would otherwise have expired during, or within ten business days of, a Corporation imposed blackout period. In such circumstances, the end of the term of such option will be the tenth business day after the end of the blackout period.

ASSIGNABILITY

No rights under the Share Incentive Plan and no option awarded pursuant to the provisions of the Share Incentive Plan are assignable or transferable by any Participant other than pursuant to a will or by the laws of descent and distribution.

AMENDING PROVISIONS

The Board may, without Shareholder approval, make the following amendments to the Share Incentive Plan:

•	Any amendment of a “housekeeping” nature,

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•

Any amendment to comply with the rules, policies, instruments and notices of any regulatory authority to which the Corporation is subject, including the TSX, or to otherwise comply with any applicable law or regulation,

•	Any amendment to the vesting provisions of the Share Purchase Plan, the Share Option Plan or the Share Unit Plan,

•

Other than changes to the expiration date and the exercise price of an option prohibited by the terms of the Share Incentive Plan, any amendment, with the consent of the optionee, to the terms of any option previously granted to such optionee under the Share Option Plan,

•

Any amendment to the provisions concerning the effect of the termination of a Participant’s employment or services on such Participant’s status under the Share Purchase Plan, the Share Bonus Plan or the Share Unit Plan,

•	Any amendment to the provisions concerning the effect of the termination of an optionee’s position, employment or services on such optionee’s status under the Share Option Plan,

•	Any amendment to the categories of persons who are Participants,

•	Any amendment to the contribution mechanics of the Share Purchase Plan,

•	Any amendment respecting the administration or implementation of the Share Incentive Plan.

In all other circumstances, Shareholder approval is required to amend the Share Incentive Plan. Amendments requiring Shareholder approval include:

•

Any change to the number of Common Shares issuable from treasury under the Share Incentive Plan, including an increase to the fixed maximum number of Common Shares or a change from a fixed maximum number of Common Shares to a fixed maximum percentage, other than an adjustment pursuant to section 8.08, of the Share Incentive Plan,

•

Any amendment which would change the number of days set out in section 4.12 of the Share Incentive Plan with respect to the extension of the expiration date of options expiring during or immediately following a blackout period,

•	Any amendment which reduces the exercise price of any option, other than an adjustment pursuant to section 8.08 of the Share Incentive Plan,

•	Any amendment which extends the expiry date of an option other than as then permitted under the Share Incentive Plan,

•	Any amendment which cancels any option and replaces such option with an option which has a lower exercise price, other than an adjustment pursuant to section 8.08 of the Share Incentive Plan,

•

Any amendment which cancels any option, the exercise price of which is greater than the trading price of the Common Shares on the stock exchange at the time of cancellation, and replaces such option with a cash award or other entitlement,

•	Any amendment which would permit options to be transferred or assigned by any Participant other than as allowed by subsection 8.04 of the Share Incentive Plan,

•	Any amendment to increase the limits on awards issued to non-employee directors (as described in greater detail above under “Insider Limitations”), and

•	Any amendment to the amending provisions of the Share Incentive Plan.

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STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The Board is committed to maintaining a high standard of corporate governance and believes that doing so is an important component of the successful operation of the business, the preservation of IAMGOLD’s reputation, and the creation and protection of stakeholder value, all of which are in the long-term best interests of the Corporation.

The NCGC oversees, among other things, IAMGOLD’s continued compliance with the corporate governance requirements of applicable regulatory authorities and monitors evolving corporate governance practices, including those suggested by shareholder advocates and institutional proxy advisors. In addition to regulatory requirements, the Corporation considers and adopts other corporate governance practices which are appropriate for the business of the Corporation and consistent with best practices.

IAMGOLD is listed on the TSX and the NYSE and complies with the corporate governance and other requirements of such stock exchanges and all other applicable Canadian and United States securities regulatory authorities. The Corporation is a “foreign private issuer” for purposes of the securities regulatory requirements of the United States.

KEY GOVERNANCE ATTRIBUTES

As discussed further in this Statement of Corporate Governance Practices and elsewhere in this Circular, the Corporation has the following effective governance structures and attributes:

Board independence: All members of the Board are independent, other than Mr. Adams, who serves as President and CEO of the Corporation. All standing committees of the Board are comprised 100% of independent directors.

Advance notice: The Corporation has an advance notice by-law that requires adequate notice be given by any Shareholder seeking to nominate directors for election to the Board and adequate disclosure of information with respect to any such director nominees, as would be provided in a management information circular so that all Shareholders can make an informed vote with respect to any director nominee.

Share ownership requirements: The Corporation requires directors and executives to own Common Shares to reinforce their commitment and to align with shareholders’ interests and set minimum requirements for members of the Corporation’s executive leadership team.

Diversity policy: The Corporation has adopted a formal diversity policy for the Board and management that includes a commitment to (i) a minimum target of the greater of (x) two (2) female directors or (y) a Board comprised of 30% female directors, and (ii) a target of 20% female representation among executives by 2030. Following the Meeting, the Board is expected to include four (4) women, or 44% of all directors. As of the date hereof, 16.7% of executives are female.

Committee mandates and position descriptions: The Board has adopted formal mandates for each of its committees, as well as position descriptions for each of the Board Chair, committee chairs, and the CEO role.

Board and management succession: The Board closely monitors the Corporation’s succession planning for directors, the CEO, and senior executives, and the Corporation maintains a director and executive succession planning process to develop and maintain a deep pool of talent within the Corporation to ensure continued effective management.

Board renewal: The Board has adopted a renewal policy which recommends the average tenure of the Board not exceed ten (10) years, the tenure of the Board Chair or the chairs of any committee not exceed ten (10) consecutive years.

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Formal assessments: On an annual basis, the Board, through the NCGC, conducts a formal assessment of its effectiveness as a whole and of its committees, as well as the contribution of individual directors. The Board also assesses the performance of the CEO and, with the advice of the CEO, other members of the ELT.

Code of conduct: To make clear its commitment to conduct business in accordance with all applicable laws, rules and regulations, and high ethical standards, the Corporation’s Code of Business Conduct and Ethics applies to members of the Board, employees, contractors and representatives in every business where IAMGOLD operates globally.

Compensation claw back: The Corporation maintains a policy to “claw back” compensation where the results for which it was granted are subsequently found not to be confirmed, such as in cases of material earnings restatements or fraud.

Compensation policies: Executive employment agreements use market-based compensation structures – executives do not receive multi-year guarantees of salary increases, bonuses or equity-related compensation, irrespective of performance.

Related party transactions: The Audit and Finance Committee is responsible for reviewing and evaluating all related party transactions. The Corporation did not enter into any related party transactions in 2023.

Shareholder engagement: The Board values open dialogue and an exchange of ideas with shareholders and has adopted a Shareholder Engagement Policy in order to outline how the Board, management and shareholders can communicate and engage on matters of importance.

No dual class shares: The Corporation does not have a dual class share structure or any non-voting shares. The only issued and outstanding equity securities of the Corporation are the Common Shares, which carry one vote per share and rank equal in all other privileges.

No interlocks: No interlocks between either directors or directors and executives on other boards of directors.

Chair vote: The Board Chair does not have an additional, tie-breaking vote in the event that directors’ votes are evenly split on a particular matter.

No hedging: The Corporation has established a policy that prohibits executive officers and directors from hedging against any decrease in the value of the Common Shares, to ensure continued alignment of the interests of management and the Board with the interests of Shareholders.

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NOMINATION OF DIRECTORS

The Board delegates responsibility to the NCGC for developing a process for identifying director nominees who will best serve the needs of the Corporation and making recommendations to the Board with respect thereto. The NCGC is comprised entirely of independent directors. In making recommendations regarding nominees, the NCGC considers among other things:

•	the mix of skills, competencies and experience required in light of IAMGOLD’s strategy, principal risks, and operational, organizational and financial requirements;

•	the independence of each director and the Board as a whole;

•	the performance of incumbent directors;

•	the diversity of the Board;

•	other mining and public company directorships;

•	the time commitment required of a director; and

•	an appropriate board size to facilitate effective decision-making.

NCGC Process for Identifying and Evaluating Director Candidates

Assessment	NCGC assesses skills and characteristics of Board members in context of business strategy

Analysis	NCGC conducts analysis to determine current and future gaps and needs in Board composition

Development	Candidate list is developed with recommendations by directors, management and/or Shareholders, as well as through the engagement of experienced executive search firms.

Interviews	NCGC screens potential candidates, conducts interviews and screens for independence and potential conflicts.

Recommendation	Successful nominees recommended to the Board by the NCGC.

Selection	Board evaluates and selects nominees to the Board.

The NCGC is authorized to engage professional search firms at the Corporation’s expense to assist with the identification, evaluation and due diligence on potential nominees for Board vacancies. In 2023, the Corporation conducted a competitive tender process in order to retain a professional third-party search firm to assist with identifying potential nominees to the Board and performing appropriate due diligence on such candidates.

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BOARD SKILLS

In recommending suitable nominees for election to the Board, the NCGC, generally, seeks candidates that have previous senior officer experience, including, without limitation as chief executive officers, chief financial officers, chief operating officers, or other members of the C-suite, in mining or other industry sectors. In addition to senior executive, leadership experience in mining or other industries, in making its recommendation of director nominee, the NCGC considered competencies, skills and experience in the following specific areas (the following comprise the Board skills matrix):

Skill	Description

Executive leadership / strategic planning	Experience driving strategic direction and leading growth of an organization.

Accounting and audit	Experience as a professional accountant, as a public company Audit Chair, CFO or CEO in corporate financial accounting and reporting; comfort working with basic financial reports; understanding of the key financial levels of the business.

Corporate governance / board	Knowledge of corporate governance best practices and expertise regarding issues facing directors of publicly listed companies.

Corporate finance / mergers and acquisitions	Experience in the field of finance, investment and/or in mergers and acquisitions.

Corporate social responsibility and sustainability	Experience and understanding of corporate responsibility practices and the constituents involved in sustainable development practices.

Human resources management and compensation	Experience in the oversight of significant, sustained succession planning and talent development and retention programs, including executive compensation, diversity, equity, and inclusion.

Health, Safety, Environment and Climate	Experience in management and implementation of health, safety and environmental standards and procedures which includes effective management of systems to minimize health, safety environmental and climate risks in compliance with all regulatory requirements.

Government affairs	Experience in and understanding of government affairs and relevant public policy considerations in Canada and internationally.

International business	Experience working in a major organization that has business in one or more international jurisdictions, with exposure, oversight and/or accountability for international activities.

Information technology / cyber security	Experience in overseeing risks associated with information technology.

Legal / compliance / regulatory	Experience in legal practice and/or compliance monitoring and oversight.

Communications / investor relations	Experience dealing with investors and key stakeholders.

Risk oversight	Knowledge of and experience in identifying, assessing, and managing risks applicable to the mining industry, natural resources or other relevant industry.

Mine engineering / project development / mine operations	Experience in and understanding of engineering design and development of mine projects, and the operation of large-scale mining projects.

Mineral exploration	Experience in and understanding of mineral exploration activities.

Senior Officer Experience	CEO or other Senior Officer experience of a publicly listed company or major organization.

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The Board skills matrix is reviewed and assessed on at least an annual basis, in light of the then current strategy and other plans of the Corporation. The Board, collectively, possesses the skills required to effectively oversee the execution of the current strategy of the Corporation.

Skills	Directors
	Renaud Adams	Christiane Bergevin	L. Peter O’Hagan	Kevin P. O’Kane	Ann K. Masse	David S. Smith	Murray P. Suey	Anne Marie Toutant	Audra Walsh

Executive leadership / strategic planning

Accounting and audit

Corporate governance / board

Corporate finance / mergers and acquisitions

Corporate social responsibility and sustainability

Human Resources management and compensation

Health, safety, environment and climate

Government affairs

International affairs

Information technology / cyber security

Legal / compliance / regulatory

Communications / investor relations

Risk oversight

Mine engineering / project development / mine operations

Mineral exploration

Senior officer experience

Scale:  Some    Moderate    Extensive

The Board skills matrix is confirmed on at least an annual basis in light of the then-current strategy and other plans of the Corporation. The Board, collectively, possesses the skills required to effectively oversee the execution of the current strategy of the Corporation.

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DIVERSITY, INCLUSION AND TENURE

Board of Directors

IAMGOLD seeks to maintain a Board comprised of talented and dedicated directors with a diverse mix of experience, skills and backgrounds collectively reflecting the strategic needs of the business and the nature of the environment in which IAMGOLD operates. When assessing the composition of the Board, the principal focus is on ensuring that members collectively possess the experiences, skills and backgrounds needed to effectively oversee the business of IAMGOLD, as well as varied personal experience and characteristics. The Board’s membership has been substantially refreshed in recent years, with all directors nominated for election at the Meeting having joined the Board in the time since September 2021, and currently includes a diversity of skills and experience in the areas referenced above in the Board skills matrix.

Consistent with its view on diversity and with respect to the representation of women on the Board, the Corporation has adopted the Diversity Policy, pursuant to which it has set a minimum target of the greater of: (i) two (2) female directors; and (ii) a Board comprised of 30% female directors. Following the meeting, the Board is expected to include four (4) female directors, or 44% of all directors, and eight (8) of nine (9) directors will be independent, or 88% of all directors.

Expected Board composition following the Meeting:

A Board comprised of nine (9) directors	Four (4) female directors (44%)	Eight (8) independent directors (88%)	Two (2) female directors serving in a position of Board leadership– the chair of the Nominating and Corporate Governance Committee and the chair of the Sustainability Committee

The Board believes that director nominations and executive appointments should be made, and should be perceived as being made, on the objective merits of the candidates, which would include diversity among the factors taken into consideration, and having fixed targets could impede the application of this principle. The NCGC considers, among other types of diversity, the level of representation of women, Aboriginal peoples, persons with disabilities, and members of visible minorities (collectively, the “Designated Groups”) on the Board when determining director nominees. Where Board renewal or expansion of the Board is being considered, the NCGC emphasizes the identification of qualified candidates that will enhance the Board’s effectiveness through diversity, and prioritizes their selection within the context of the knowledge, skills and experiences the Board requires. Through the Diversity Policy, the Corporation has established a framework that will enable the evolution of a diverse Board, executive management, and corporate organization generally, as a more sustainable approach to improving diversity. Following the meeting, it is expected that there will be five (5) persons from Designated Groups serving on the Board, being the four (4) female directors and one visible minority member.

Each director and director nominee presented for election at the Meeting is highly qualified to serve as a director of the Corporation. Each has demonstrated their merit through the knowledge, skills, and experience they bring to the Board and their ongoing performance in service to the Corporation.

Executive Management

The Board also recognizes the benefits of a diversity of views among executive management, which has direct responsibility for the day-to-day management of the Corporation. On at least an annual basis, the CEO, with the assistance of the SVP, People, assesses the diversity of the Corporation’s workforce and leadership structure and the Corporation has adopted a gender representation target of having 20% women by not later than 2030.

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Currently, among the 18 executive management positions at IAMGOLD, including among its major subsidiaries, three (3) positions (16.7%) are held by women, and two (2) positions (11.1%) are held by a member of a visible minority. While merit, qualifications and performance are fundamental considerations in recruitment and appointment, the Board considers, among other types of diversity, the level of representation of Designated Groups, together with the level of overall diversity in the Corporation, when making or approving executive management and other appointments. Other than the gender representation targets described above, the Corporation does not have a target for the aggregate number of members of Designated Groups among members of executive management. (See “Board of Directors” above for additional information).

The Corporation has a total of 18 executive management positions, including among major subsidiaries	Three (3) executive management positions are held by women (16.7%)	Two (2) executive management positions are held by a member of a visible minority (11.1%)

IAMGOLD Diversity

Guided by the value principle to conduct ourselves with respect and embrace diversity, the Corporation continues to uphold its commitment to Equity, Diversity and Inclusion (EDI) and to engage, empower and support our employees, as well as our partners in the communities in which we operate. The Corporation recognizes that diversity exists across many dimensions and lived experiences, and a diverse workforce and an inclusive work culture can inspire creativity and innovation, promote effective decision-making and lead to stronger business outcomes.

The EDI Steering Committee, comprised of executive and senior business leaders and functional specialists, ensures that diversity efforts align with business strategy. Additional focus is placed on the promotion of inclusive and equitable practices that enable a culture of belonging where every employee can excel both professionally and personally.

The Corporation has established a female representation target of 20% of overall workforce by 2030. Annual goals designed to achieve progress towards this are included as part of the ESG metric in the Company Scorecard. Progress towards are goals are tracked in the Talent Dashboard.

Throughout 2023, IAMGOLD invested in various talent attraction and retention initiatives – engaging its workforce in training and education on EDI topics and integrating EDI principles into its human capital and business practices. Additionally, intentional emphasis was placed on connecting activities to its Zero Harm approach for health and safety. Several pivotal activities were spearheaded at the corporate level and extended to sites through collaborative efforts with local teams:

Sustained partnerships with organizations committed to increasing gender representation in the mining industry including International Women in Mining, Women Who Rock, Mining Association of Canada, Mining Industry Human Resources Council, Artemis Project.

Inclusive Interview Skills Training was implemented for hiring managers to mitigate bias and instill inclusive principles, fostering the recruitment of a diverse range of candidates.

Conscious Inclusion and Psychological Safety Awareness trainings were delivered across the organization to raise awareness, enhance cultural competencies, reduce bias, foster inclusivity, and enhance team dynamics.

•

Gender participation rates and outcomes in talent programs were tracked including performance management, merit cycles, and succession programs, bringing visibility to potential bias or gaps in outcomes, as well as discussion surrounding actions for improvement.

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•

A comprehensive Inclusive Facilities Assessment was conducted across all locations to identify strengths and areas for improvement in fostering inclusion within physical workspaces. This assessment guides the Corporation’s ongoing efforts to develop accessible, inclusive, and safe workplaces.

•

A visual information campaign focused on Allyship and Active Bystander Intervention was launched globally to raise awareness about sexual harassment and violence and highlight information about employee rights to a safe environment, workplace responsibilities, and support available.

•

EDI was further developed within IAMGOLD’s overarching ESG framework through the commencement of self-assessments against the requirements of the newly launched Towards Sustainable Mining EDI Workplaces Protocol.

IAMGOLD Indigenous Relations

As a Canadian business committed to responding to the Truth and Reconciliation Commission of Canada’s Calls to Action, the Corporation continues to take meaningful action towards reconciliation by respecting and upholding Indigenous rights, founded upon relationships that foster trust, transparency and mutual respect. The Corporation is committed to engaging in a manner that respects the principle of self-determination of Indigenous peoples, achieves their rights to free, prior and informed consent and respects their cultural heritage and traditions. These principles are enshrined in the United Nations Declaration on the Rights of Indigenous Peoples (UNDRIP) and form the foundation of IAMGOLD’s Indigenous Engagement Policy. During the year, IAMGOLD adopted a Traditional Land Acknowledgment Framework intended to help employees prepare and deliver intentional land acknowledgement statements.

IAMGOLD is privileged to continue a partnership with Indspire — an Indigenous-led registered charity that invests in the education of First Nations, Inuit, and Métis people for the long-term benefit of these individuals, their families and communities, and Canada. The IAMGOLD Côté Gold-Indspire bursary supports post-secondary students from Mattagami First Nation, Flying Post First Nation and Abitibi Inland Historic Métis Community (Métis Nation of Ontario Region 3). A total of 24 bursaries will be awarded over three years through the program, and each student will receive $5,000 to help them continue their studies.

The Westwood mine and Côté Project have developed mutually beneficial relationships with Indigenous communities, including the Abitibiwinni community of Pikogan in Quebec, and in Ontario with Mattagami First Nation, Flying Post First Nation and the Abitibi Inland Historic Métis Community of the Métis Nation of Ontario.

IAMGOLD has two Impact Benefit Agreements (IBA) for the Côté Gold Project – one with First Nation Partners Mattagami and Flying Post and the other with the Abitibi Inland Historic Metis Community. Implementation of IBA provisions and activities occur throughout the year by various IBA committees and sub-committees. Côté works closely with Indigenous partners to maximize business and contracting opportunities, employment, and enhanced participation of Indigenous partners in implementing environmental management systems.

In addition to participating in a wide range of community events, meetings and discussions with Indigenous partners in 2023, notable collaborations included ongoing socio-economic monitoring and management; the Mattagami Lake Fisheries Monitoring Study – a multi-year monitoring and management framework to understand and potentially improve the effectiveness of the community’s walleye hatchery; and commemoration of National Indigenous Peoples Day and The National Day for Truth and Reconciliation, where traditional meals were served at the Côté camp. During 2023, the Ontario Geographic Names Board Secretariat officially approved IAMGOLD’s application to have the new lake created within the Côté site recognized as ‘Oshki Lake’. Oshki, meaning ‘new’ or ‘young’ in Ojibwe is the name selected by Mattagami and Flying Post for the new waterbody which was created as a measure to compensate for the loss of fish habitat during construction of the mine.

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BOARD PERFORMANCE ASSESSMENT

On an annual basis, the Board, through the NCGC, conducts a formal assessment of its effectiveness as a whole and of its committees, as well as the contribution of individual directors. Such assessments are carried out through written questionnaires and interviews which address, among other things, director engagement, Board composition and structure, Board and committee leadership, culture, and relationships. The NCGC discusses the results of the questionnaires and interviews and recommends to the Board any actions considered necessary or advisable to assist the Board in continuing to function effectively or to otherwise enhance its processes and performance. In addition to its internal assessment, the NCGC has the authority to engage external, independent advisors to assist with director performance assessments, as part of its overall Board evaluation process. Director performance, assessed against the competencies, skills and actual contributions the director brought to the Board during the year, factors significantly in the nomination of incumbent directors.

TERM LIMITS

In order to ensure that the Board benefits from a balance of fresh perspectives and the experience of longer-serving directors, the Corporation has adopted the Board Renewal Policy which recommends that the average tenure of the Board not exceed ten (10) years, the length of time for any Board chair or any committee not exceed ten (10) consecutive years. The Board Renewal Policy does not include term or age limits for individual directors as such limits could cause the Board to lose an established and experienced director necessary to ensure continuity and stability in transitioning new directors to the Board. Term limits, however, were approved by the Board for the Board chair and the chair of a Board committee in order to ensure that fresh and diverse perspective and insights are maintained in those roles. The Board’s membership has been substantially refreshed in recent years, with all directors nominated for election at the Meeting having joined the Board in the time since September 2021.

INDEPENDENCE AND IN CAMERA SESSIONS

When used to describe a director in this Statement of Corporate Governance Practices, the term “independent” has the meaning given to it by Canadian and United States securities regulatory authorities, specifically, a director who has no direct or indirect material relationship with the Corporation and is not otherwise deemed, under applicable regulatory requirements, to be non-independent. A “material relationship” with the Corporation being a relationship which could, in the view of the Board, be reasonably expected to interfere with the exercise of a director’s independent judgment. Neither compensation received solely in connection with directorship nor the holding of Common Shares of the Corporation (which is encouraged) constitutes such a material relationship.

The Board, through the NCGC, at least annually, reviews each director’s direct and indirect relationships with the Corporation, if any, to confirm their independence. The NCGC obtains information relating to these relationships from a variety of sources, including directors’ responses to an annual, detailed independence questionnaire that seeks to identify any connections between the Corporation and any director, or any family member or controlled entity of the director.

The Board has determined that all directors and director nominees for this year’s election of directors are independent, other than Mr. Adams, President and CEO of the Corporation.

The Board and its committees act independently, including, generally, conducting part of each of their meetings in camera (without management, affiliated, non-independent directors present) and deliberating and resolving on proposed actions from management and other material matters in such in camera sessions. In camera sessions facilitate open and candid discussion among independent directors. Approximately 73 such in camera sessions during Board and committee meetings were held in 2023. In addition to regularly scheduled in camera sessions at

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meetings, generally held at the beginning and/or end of a meeting, any independent director, at any time, may request that management or any non-independent director not be present for all or any part of a meeting.

In camera sessions in 2023 have pertained to consideration of the CEO’s performance, shareholder engagement, director and management compensation and succession, material transactions, financing alternatives and project management, among other matters. In addition to in camera sessions held at Board and Board committee meetings, with a view to the integrity and reliability of the financial statements, the AFC regularly holds sessions that are attended only by the Corporation’s internal and external auditors to allow open discussions about their audits, including the assessment of internal controls over financial reporting, disclosure controls and procedures, and cooperation from management.

MEETING FREQUENCY, TIME COMMITMENT, ATTENDANCE AND INTERLOCKS

The Board met 13 times in 2023. Absent compelling reasons, it is critical for directors to adequately perform their duties and responsibilities to the Corporation that they attend all Board and committee meetings they are required to attend. Each director’s attendance record for Board and committee meetings is considered by the NCGC when recommending director nominees for re-election to the Board. Even if not formal members, directors are encouraged to attend all committee meetings. In accordance with applicable regulatory requirements, the AFC meets at least every quarter to review financial reporting. Other standing committees of the Board meet at least twice each year and typically more frequently to ensure their mandates are adequately performed. The following table sets out the attendance record for all directors who served on the Board in 2023.

Directors’ Meeting Attendance

Name	Board Meetings		Committee Meetings		Total Board/Committee Meetings

Renaud Adams(1)	10 of 10	100%	N/A	N/A	10 of 10	100%

Ian Ashby(2)	7 of 13	54%	12 of 17	71%	20 of 30	67%

Christiane Bergevin(3)	12 of 12	100%	16 of 17	94%	28 of 29	97%

Maryse Bélanger(4)	5 of 6	83%	N/A	N/A	5 of 6	83%

Ann K. Masse	13 of 13	100%	20 of 20	100%	33 of 33	100%

L. Peter O’Hagan	13 of 13	100%	16 of 16	100%	29 of 29	100%

Kevin P. O’Kane	13 of 13	100%	25 of 26	96%	38 of 39	97%

David S. Smith(5)	13 of 13	100%	21 of 21	100%	34 of 34	100%

Murray P. Suey(6)	N/A		N/A		N/A

Anne Marie Toutant(7)	5 of 5	100%	13 of 14	93%	18 of 19	95%

Audra Walsh(8)	9 of 9	100%	15 of 15	100%	24 of 24	100%

(1)	Mr. Adams was appointed to the Board and as President and CEO of the Corporation on March 6, 2023, effective as of April 1, 2023.
(2)

Mr. Ashby was appointed to the Board on February 13, 2022 and retired from the Board on November 9, 2023. Mr. Ashby’s absence from Board and committee meetings was due to an agreed leave of absence for personal, health and medical reasons.

(3)	Ms. Bergevin was appointed to the Board on February 22, 2023.
(4)

Ms. Bélanger was appointed to the Board and as Chair on February 13, 2022 and served as Interim President and CEO from May 3, 2022 to March 31, 2023. In connection with such roles, Ms. Bélanger did not serve as a member of any standing committee of the Board. Ms. Bélanger retired from the Board on September 18, 2023.

(5)	Mr. Smith was appointed to the Board on February 13, 2022 and appointed as Chair of the Board on September 21, 2023.
(6)	Mr. Suey was appointed to the Board and as Chair of the Audit and Finance Committee on February 15, 2024.
(7)	Ms. Toutant was a board member from December 14, 2020 to May 11, 2023. Ms. Toutant re-joined the Board on November 9, 2023.
(8)	Ms. Walsh was appointed to the Board on June 20, 2023.

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The Board values the knowledge, experience and additional perspective of members that sit on the boards of directors of a variety of other publicly traded companies. Provided they do not interfere with the expected commitment to the oversight of the Corporation’s business and affairs, the Board encourages directorships of companies that are likely to face business, regulatory and social issues similar to those faced by the Corporation from time to time.

When considering whether director nominees have sufficient time and attention to dedicate to IAMGOLD’s business and affairs, the NCGC will consider the number of outside boards of directors on which a director nominee sit, nature of the company or entity on whose board the director nominee sits, the complexity of the business, its legal obligations and the likely demand on a director’s time and attention (such as whether the company or entity is privately held or publicly held and therefore subject to continuous disclosure obligations). The NCGC also considers whether the company or entity is listed on a stock exchange and the requirements of that stock exchange (such as whether it is listed on the TSX or the TSX Venture Exchange), all with a view to determining whether a director nominee can devote the required time and resources to the Corporation.

The NCGC has determined that no director nominee sits on such number of other boards of directors that could compromise the expected commitment of time and attention to IAMGOLD’s business and affairs, as is reflected in their ~99% attendance at the previous years’ Board and committee meetings.

Interlocking relationships between directors are also monitored. No director serves on the board of directors of any other public company or other entity with any other director and thus there are no interlocking relationships. In addition, there are no interlocking relationships between directors and executive officers of the Corporation at other public companies or other entities.

BOARD ROLES AND RESPONSIBILITIES

The roles and responsibilities of the Board are prescribed by applicable law, its adopted mandate and the governance policies of the Corporation. The primary duty and responsibility of the Board is the stewardship of the Corporation, through the oversight of the management of the business, affairs and risks of the Corporation, with a view to the long-term creation and protection of stakeholder value. The Board oversees the following matters, among others:

•	the adoption of strategic, capital and operating plans and budgets, at least annually;

•	the performance of the CEO and other executive officers with a view to the successful execution and implementation of the strategic plan adopted by the Board;

•	the maintenance of a culture of integrity throughout the organization through oversight of compliance with the Corporation’s Code of Business Conduct and Ethics;

•

effective governance through the adoption of sound corporate governance structures and practices designed to ensure the Corporation’s assets are protected, its reputation is preserved and it continues to comply with all laws applicable to its business, wherever conducted;

•	the identification of risks to the Corporation’s business and the implementation of appropriate detection, prevention and mitigation initiatives to manage such risks;

•	oversight and monitoring of the Corporation’s approach, policies and practices related to ESG matters, including environmental-related risks and opportunities;

•

oversight of fair and accurate financial reporting, including internal controls over financial reporting to ensure reliability and disclosure controls and procedures to ensure timely, accurate and complete reporting;

•	the establishment of a communications policy to facilitate communications with investors and other stakeholders and avoid selective disclosure of material undisclosed information;

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•	executive management succession planning, including appointing and monitoring the performance of members of senior management, and oversight and approval of appropriate compensation programs; and

•

director succession planning, such that the Board remains appropriately balanced in terms of the strategic skills, competencies and experience and diversity required amongst its members, including in the case of an unexpected departure of a director.

The Board discharges its oversight of the management of the Corporation directly and through its committees. The Board is regularly informed by management in connection with the day-to-day management of the business and affairs of the Corporation and, where issues arise in the execution or implementation of the approved strategic plan, expects management to recommend alternate strategies and actions that will maintain the long-term creation and protection of stakeholder value. The full responsibilities of the Board are set out in its mandate, a copy of which is set out in Appendix “C” to this Circular.

Directors are expected to be familiar and annually affirm their compliance with the Code of Business Conduct and Ethics and, in particular, rules concerning conflicts of interest and the expectation of withdrawal from any discussion, assessment or decision of the Board relating to any matter in which a director is conflicted. In addition to the Code of Business Conduct and Ethics, each of the Corporation’s directors are subject to the requirements of the Canada Business Corporations Act, the Corporation’s governing legislation, and where a director declares an interest in any material contract or transaction being considered at a meeting of directors, the director, where appropriate, shall not attend any discussion, or vote, on the matter.

Board Leadership

Chair

The role and responsibilities of the Board Chair include the following:

Ensuring that the Board and its committees function independently of management.

Chairing Board meetings.

Developing the agenda for the Board meetings and schedules for Board and committee meetings.

Providing advice and counsel on Board meeting schedules to ensure there is sufficient time for all agenda items.

Evaluating and overseeing the quality, quantity and timeliness of the information submitted by management to the independent directors.

Acting as a liaison between the independent directors and senior management.

Being available for consultation and direct communication, under appropriate circumstances, if requested by investors and other stakeholders.

Performing such other duties and responsibilities as may be delegated to the Chair by the Board from time to time.

The Board Chair does not have an additional, tie-breaking vote in the event that directors are evenly split on a particular matter.

Committees of the Board

In order to assist in the performance of its mandate and oversight of the management of the Corporation, the Board has formed five standing committees: the Audit and Finance Committee, the Human Resources and Compensation Committee, the Nominating and Corporate Governance Committee, the Sustainability Committee and the Technical Committee. The Board may form other committees from time to time, as necessary or appropriate, to adequately address specific matters, such as the ad hoc Côté Project Review Committee, which was formed specifically to oversee management’s development and construction of the Côté Gold project. As of January 1, 2024 the Côté Project Review Committee consolidated with the Technical Committee. The membership of each standing committee is composed exclusively of independent directors who have the expertise necessary to successfully fulfill the mandate of the committee. As President and CEO of the Corporation, Mr. Adams does not serve on any standing committee of the Board, nor did Ms. Bélanger during her tenure as Board Chair and Interim President and CEO. Mr. Smith, Board Chair, regularly attends all committee meetings.

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The chair of a committee is appointed by the Board on the recommendation of the NCGC. The committees are tasked with the performance of their mandates, which are reviewed by the NCGC and the committees on an annual basis, with any amendments being brought to the Board for approval, as applicable. Copies of the mandates of the various standing committees of the Board may be accessed on the Corporation’s website (at www.iamgold.com, under “Corporate Governance”). Each mandate empowers each committee to retain, at the cost of the Corporation, the services of such external advisors it deems necessary or advisable from time to time to assist it in the proper performance of its mandate. The Board and committee mandates, collectively, are designed to provide the governance framework necessary or advisable to fulfill the Board’s duties and responsibilities, particularly, in the effective oversight of management in the conduct of the Corporation’s business and affairs and the execution of the strategy adopted by the Board.

Audit and Finance Committee (AFC)

MEMBERS:

Christiane Bergevin

Ann K. Masse

L. Peter O’Hagan

David S. Smith (Chair – February 24, 2022 to February 14, 2024)

Murray P. Suey (Chair – February 15, 2024 to present)

Meetings Held in 2023: 7

The AFC currently consists of four (4) independent directors. The AFC’s responsibilities include the identification, prevention, detection and mitigation of financial control risks, and reviewing and recommending for Board approval the Corporation’s annual and quarterly financial statements and related regulatory disclosures, as prepared by management. The AFC also reviews the process of preparing such disclosures through the oversight of internal and external auditors that review the Corporation’s internal controls over financial reporting and disclosure controls and procedures, the performance of such controls during the period to which the disclosures relate, the accounting principles used by management to compile the financial statements and the assumptions, judgments and estimates of management reflected in the financial statements. The AFC also recommends the nomination of the external auditor and pre-approves all non-audit services and fees thereof in an effort to monitor the external auditor’s independence from management.

Mr. Suey joined the AFC as member and chair on February 15, 2024. Prior to that, Mr. Smith served as chair of the AFC from February 24, 2022 to February 14, 2024. Mr. O’Hagan joined the AFC on March 11, 2022. Ms. Bergevin joined the AFC on February 22, 2023. Mr. O’Kane served on the AFC from October 6, 2022 to February 22, 2023. Ms. Masse joined the AFC on May 11, 2023.

Further to a recommendation from the NCGC, the Board has determined that all members of the AFC are “financially literate”, at least one member is considered an “audit committee financial expert” and all members have the necessary time to commit to the AFC’s affairs. In the Board’s determination of the financial literacy of members of the AFC, which must be financially literate before the appointment to the AFC, the Board confirms that members possess the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can be reasonably expected to be raised by the Corporation’s financial statements. The Board also confirms that the members of the AFC have familiarity with the application of accounting principles, including in respect of judgment and estimates, accruals and reserves, an understanding of internal controls and procedures for financial reporting, familiarity with emerging accounting issues, past employment experience in finance or accounting, professional certification in accounting, and any other comparable experience or background which results in the member’s financial sophistication, including having been a CEO, CFO or other senior officer with financial oversight responsibilities.

See also “Item VIII Audit and Finance Committee” in the AIF.

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Human Resources and Compensation Committee (HRCC)

MEMBERS: Christiane Bergevin L. Peter O’Hagan (Chair) Anne Marie Toutant Audra Walsh Meetings Held in 2023: 6

The HRCC currently consists of four (4) independent directors. The HRCC is responsible for making recommendations to the Board relating the compensation of the Board, the CEO and, on the advice of the CEO, the other members of senior management. The HRCC administers the Corporation’s shareholder-approved Share Incentive Plan, provides the Board with recommendations to match rewards with performance, and to align the interests of management and the Board with shareholders so that each share a similar corporate experience. Each member is experienced in matters pertaining to human resources and executive compensation by virtue of having been senior executives of publicly traded companies as well as members of boards and human resources/ compensation committees of other public companies.

Ms. Toutant has served as chair of the HRCC since February 23, 2022 until her retirement on May 11, 2023. Mr. Smith joined the HRCC on February 23, 2022 and stepped down from the HRCC on September 21, 2023, subsequent to his appointment as Board Chair. Mr. O’Hagan joined the HRCC on October 6, 2022 and has served as chair of the HRCC since May 11, 2023. Ms. Bergevin joined the HRCC on February 22, 2023. Ms. Toutant and Ms. Walsh joined the HRCC on November 9, 2023.

Further information with respect to the pay-for-performance philosophy, guidelines, metrics, targets and market information used by the HRCC in the process of recommending to the Board the amount, form and structure of the compensation to be awarded to executive management, may be found in the Statement of Executive Compensation included earlier in this Circular.

Information related to the retention by the HRCC of any compensation consultant and the services performed by such consultant is also available in the Statement of Executive Compensation. Similar to the AFC maintaining the independence of the external auditor of the Corporation, in order that any compensation consultant retained by the HRCC from time to time be and remain independent from management, any services performed by such consultant for management must be pre-approved by the HRCC.

Nominating and Corporate Governance Committee (NCGC)

MEMBERS: Christiane Bergevin (Chair) Ann K. Masse L. Peter O’Hagan Meetings Held in 2023: 10

The NCGC currently consists of three (3) independent directors. The NCGC is responsible for advising the Board with respect to evolving corporate governance best practices, annually evaluating the performance of the Board, its committees and their chairs, and the contributions of individual directors, and recommending suitable nominees for election to the Board.

Mr. O’Hagan joined the NCGC and served as chair from May 3, 2022 to May 11, 2023. Mr. O’Hagan re-joined the NCGC on November 9, 2023. Ms. Masse joined the NCGC on January 28, 2022. Mr. Smith joined the NCGC on May 3, 2022 and stepped down from the NCGC on September 21, 2023 subsequent to his appointment as Board Chair. Ms. Bergevin joined the NCGC and has served as chair since May 11, 2023.

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Sustainability Committee (SC)

MEMBERS: Ann K. Masse (Chair) Kevin P. O’Kane Murray P. Suey Audra Walsh Meetings Held in 2023: 6

The SC currently consists of four (4) independent directors. The SC is responsible for reviewing and monitoring the Corporation’s health, safety, and security (“HSS”) and ESG policies and activities and their compliance with applicable laws, including those with respect to carbon emissions and the impact of the Corporation’s activities on the climate, reviewing HSS and ESG initiatives and objectives that are proposed by management, and receiving and considering reports of HSS and ESG performance and results, action plans, and the overall effectiveness of the Corporation’s HSS and ESG programs and procedures, and making recommendations to the Board with respect thereto.

Ms. Masse joined the SC and has served as chair since November 29, 2021. Mr. O’Kane and Ms. Toutant joined the SC on November 29, 2021. Ms. Toutant served as a member of the SC until May 11, 2023. Ms. Walsh joined the SC on June 20, 2023. Mr. Suey joined the SC on February 15, 2024.

Technical Committee (TC)

MEMBERS: Kevin P. O’Kane (Chair) Anne Marie Toutant Audra Walsh Meetings Held in 2023: 6

The Technical Committee currently consists of three (3) independent directors. As of January 1, 2024, the TC and ad hoc CPRC consolidated and continued as the TC. The TC is responsible for assisting the Board in the oversight of the Corporation’s management of exploration, production and other technical matters, including by reviewing and overseeing, and periodically receiving reports from management responsible for reserve and resource estimation and reporting and those responsible for production and operations, reviewing the Corporation’s procedures relating to the preparation and disclosure of reserve and resource estimates, reviewing and approving mineral resource and reserve estimates prior to public disclosure thereof. The TC, since January 1, 2024, is also responsible for overseeing and reporting to the January 1, 2024, is also responsible for overseeing and reporting to the Board on all material aspects of management's progress on the development and construction of the Côté Gold project, before commencement of commercial production. The TC regularly receives updates from management on the progress of construction of Côté Gold, reviews the project budget, and oversees risks related to the successful completion of the development of Côté Gold and the transition to commercial production.

Each of Messrs. Ashby and O’Kane joined the TC on May 3, 2022, with Mr. O’Kane serving as chair since that time. Ms. Toutant joined the TC on May 3, 2022 until May 11, 2023. Ms. Toutant re-joined the TC on November 9, 2023. Ms. Walsh joined the TC on June 20, 2023. Mr. Ashby retired on November 9, 2023.

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Côté Project Review Committee (CPRC)

MEMBERS: Ian Ashby (Chair – until November 9, 2023) Kevin P. O’Kane (Chair – from November 9, 2023 to December 31, 2023) Anne Marie Toutant Audra Walsh Meetings Held in 2023: 12

The CPRC consolidated with the TC on January 1, 2024. Prior to January 1, 2024, the ad hoc CPRC consisted of three (3) independent directors. The CPRC was responsible for overseeing and reporting to the Board on all material aspects of management’s progress on the development and construction of the Côté Gold project, before commencement of commercial production. The CPRC regularly received updates from management on the progress of construction of Côté Gold, reviews the project budget, and oversees risks related to the successful completion of the development of Côté Gold and the transition to commercial production.

Mr. Ashby had joined the CPRC and has served as chair since May 3, 2022 until November 9, 2023. Mr. O’Kane joined the CPRC on December 14, 2021 and served as chair from November 9, 2023 to December 31, 2023. Ms. Toutant joined the CPRC on March 3, 2021 and retired on May 11, 2023. Ms. Toutant re-joined the CPRC on November 9, 2023 until December 31, 2023. Ms. Walsh joined the CPRC on June 20, 2023 until December 31, 2023.

POSITION DESCRIPTIONS

The Board has developed a written position description for the Board Chair and the chairs of committees. The primary responsibilities of the Board Chair (in addition to those dictated by the mandate of the Board, set out Appendix “C” to this Circular) are to, in conjunction with management or otherwise, plan, organize and chair all meetings of the Board and Shareholders, oversee the content of all information that directors and Shareholders are provided, ensure that the same is provided reasonably in advance of their meetings, and to provide leadership in the functioning and performance of the Board in accordance with its mandate. The Chair acts as the primary liaison between the Board and executive management.

The mandates of the committees of the Board are reviewed and proposed to the committees by the NCGC, who review such proposals and recommend them to the Board for approval. Such committee mandates are designed to assist the Board in fulfilling its mandate by defining the authority, roles and responsibilities of each of the committees and the committee chairs, who seek to ensure their respective mandates are effectively discharged. In addition, the Board has approved a specific position description for the chair of each committee. These mandates may be accessed on the Corporation’s website (at www.iamgold.com, under “Corporate Governance”).

The Board has developed a written position description for the CEO, whose primary responsibility is to provide leadership of the management of the Corporation and who is directly accountable to the Board. The CEO is responsible for the development and implementation of strategic and tactical plans for the Corporation, as adopted by the Board, the recruitment, development, and monitoring of performance of executive management, managing and monitoring the various exploration, development and producing assets of the Corporation, identifying and pursuing new opportunities for the Corporation, developing and maintaining a culture of integrity throughout the Corporation and protecting and enhancing the Corporation’s reputation. The CEO acts as the primary spokesperson for the Corporation.

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DIRECTOR ORIENTATION AND CONTINUING EDUCATION

The Corporation typically provides newly-appointed directors with a series of informational sessions led by members of management which include in-depth reviews of directors’ duties and responsibilities; the roles and responsibilities of each of the Board’s committees; the Corporation’s various exploration, development and producing operations; and the actions management is taking in carrying out the Corporation’s strategic objectives, as determined by the Board. New directors are also provided with opportunities to meet with the Board Chair, the CEO, other independent directors and executive management, in order to familiarize themselves with the business and operations of the Corporation. Site visits of IAMGOLD’s operations are also made available to new directors. Information and advice is also provided to directors by the Corporation’s general counsel regarding the duties and obligations of directors under applicable law. The mandates of the Board and its committees, the Code, minutes of the meetings of the Board and its committees and the most recent annual report, AIF and Circular are also provided.

In addition to regular updates on the Corporation’s operations, finances and risks, the Board received the following presentations and informational sessions in 2023:

Date	Topic	Attendees

March 27, 2023	Capital Markets Overview – External financial advisors to the Corporation presented on trends in the capital markets in Canada.	Board of Directors

May 4, 2023	Management Deep Dive – Communities – Management prepared a presentation to familiarize directors with communities surrounding the Corporation’s operations and projects.	Sustainability Committee

May 11, 2023	Geopolitical Risk Assessment – External advisors to the Corporation presented on various geopolitical risks, specifically, in Burkina Faso and Senegal.	Board of Directors

September 12, 2023	Director Site Tour to the Corporation’s Côté Gold Project.	Board of Directors

September 13, 2023	Environment, Social and Governance Overview – External advisors to the Corporation presented on ESG gap analysis and assessment including strategic approaches to climate change, decarbonization and biodiversity.	Board of Directors

October 3, 2023	Executive Compensation Market Trends – External compensation consultants presented on trends and developments in executive compensation design and governance.	Human Resources and Compensation Committee

November 2, 2023	Management Deep Dive – Decarbonization Strategy and Climate Action Report – Management presented on the Corporation’s decarbonization goals and plans to achieve such goals and Climate Action Report	Sustainability Committee

November 8, 2023	IT and Cybersecurity – Management presented on the Corporation’s IT strategy and cybersecurity overview and plans.	Audit and Finance Committee

December 6, 2023	Directors Site Tour to the Corporation’s Westwood Gold Mine.	Board of Directors

December 14, 2023	Management Dive Deep – Equity, Diversity and Inclusion (“EDI”) – Management presented on the Corporation’s EDI strategic priorities and global initiatives.	Human Resources and Compensation Committee

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To assist directors with remaining current with respect to their duties and responsibilities, the Board recognizes the importance of ongoing director education and the need for each director to take personal responsibility for this process. To facilitate ongoing director education:

•

the NCGC canvasses the directors on at least an annual basis for requests or suggestions on continuing educational topics that may be of interest to directors in the context of the Corporation’s strategy and plans;

•	directors are encouraged to participate in seminars or conferences of interest and relevance to their duties and responsibilities to the Corporation;

•	visits to the Corporation’s various exploration, development and producing operations are arranged;

•

directors are regularly and timely provided with updates from members of the executive management team regarding strategic issues or events affecting the Corporation, including its competitive environment, the Corporation’s performance relative to its peers and any other developments that could materially impact the Corporation’s business; and

•	directors have full access to senior management and employees with respect to any information they may need in order to properly perform their duties.

In addition to information at Board and committee meetings, directors regularly receive, in the context of Board dinners and other informal meetings, presentations from management or outside parties with respect to developments relevant to the Corporation.

STATUTORY MAJORITY VOTING

Recent amendments to the Canada Business Corporations Act (the “CBCA”), the Corporation’s governing statute, provide Shareholders who are asked to elect directors at an uncontested meeting of shareholders with a statutory right to vote for or against director nominees. In the event that any director nominee does not receive a majority of votes in favour of their election, such director nominee will not be elected to serve as a member of the Board. In the event that any director nominee who failed to receive a majority of votes in favour of their election was an incumbent director, such incumbent director may remain in office until the earlier of (i) the 90th day after the date of the election; or (ii) the day on which their successor is appointed.

As result of the implementation of the above-described amendments to the CBCA, the Corporation has repealed its Majority Voting Policy. Under the terms of the former Majority Voting Policy, any director nominee who received a majority of votes by Shareholders withheld from their election to the Board would, subject to the very limited discretion of the Board, not be accepted as a director and any incumbent director receiving a majority of withhold votes would be required to immediately tender their resignation to the Board, which resignation would be accepted and effective, absent exceptional circumstances, within 90 days of the Shareholders meeting.

ADVANCE NOTICE OF DIRECTOR NOMINATIONS

The Corporation’s by-laws require that any Shareholder seeking to nominate one or more individuals to serve as directors at a Shareholder meeting provide reasonable advance notice of the individuals the Shareholder intends to nominate and information important for other Shareholders to be able to make an informed decision on the nominees. The by-laws provide for a reasonable time frame in which to notify the Corporation of an intention to nominate directors and require a level of disclosure of information concerning proposed nominees that the Board would have to provide in the case of Board nominees – the requirements being no more onerous than the requirements the Board is to meet in its nominations. This affords the NCGC, and the Board, a reasonable opportunity to evaluate the qualifications and suitability of all director nominees and to respond, as appropriate, in the best interests of the Corporation. This allows all Shareholders a reasonable opportunity and sufficient information to evaluate all director nominees and the Board’s recommendations so that they can make an informed vote with respect to every director nominee.

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CODE OF BUSINESS CONDUCT AND ETHICS

In order to protect and advance the integrity and reputation of the Corporation, the Board has adopted the Code, which applies to all directors, officers, employees, contractors and representatives of the Corporation in every business in which it operates globally. All new employees are required to acknowledge and certify their understanding of their obligations under the Code upon commencement of their employment. Service providers are similarly required to acknowledge and abide by the provisions of the Code at the time of being contracted by the Corporation. The Code sets out fundamental principles upon which the business and affairs of the Corporation, wherever conducted, are based and is designed to promote integrity and deter wrongdoing. The Code provides that any conflict of interest with that of the Corporation is to be avoided, the assets and opportunities of the Corporation are to be protected and used solely for its benefit, non-public information pertaining to the Corporation is to be kept confidential and all laws applicable to the Corporation are to be complied with, wherever its business is conducted. For example, should a director or executive officer have an interest in an agreement or transaction with the Corporation being considered by the Board, such director or executive officer shall disclose their interest in the counterparty and withdraw from any discussion, assessment or decision of the Board relating thereto, including any Board vote thereon. A copy of the complete Code may be accessed on the Corporation’s website (at www.iamgold.com, under “Corporate Governance”).

Any material departure from the Code by a director or executive officer must be approved by the Board and promptly disclosed. There were no such departures from the Code in 2023. The Board believes that providing a means through which concerns may be raised about ethical conduct or departures from the Code, on an anonymous and confidential basis, fosters a culture of integrity and ethical conduct within the Corporation. Similar to allegations concerning the violation of laws or the Corporation’s internal controls over financial reporting or disclosure controls and procedures, any alleged departure from the Code may be, anonymously and confidentially, orally or in writing, reported, for investigation, to the chair of either or both the AFC and the NCGC, through the internet, a toll-free number and/or by mail. The reporting system is run by an independent third party. Any allegation involving a director is reviewed by the full Board, absent the director which is the subject of such allegation. The Corporation routinely conducts internal audits to test compliance with the Code and confirm its directors, officers and employees continue to be aware of the Code’s requirements as well as the resources available to report alleged breaches. The Corporation requires that, upon election, appointment or employment, and each year thereafter, each director, officer or employee acknowledge an understanding of the Code’s requirements. Given the fundamental nature of the Code, any transgression of its requirements by any officer or employee of the Corporation is grounds for disciplinary action up to and including termination of employment.

ENVIRONMENTAL, SOCIAL AND CORPORATE GOVERNANCE

The Corporation recognizes that community relations or social license in the places where it conducts operations is at least as important as strict compliance with legal and regulatory obligations to the successful operation of the Corporation’s business. To help meet its commitments, the Corporation works to develop and maintain meaningful partnerships with its host countries, communities, civil society and employees. IAMGOLD works to conduct its business in ways that are principled, transparent and accountable to all rightsholders and stakeholders, including Shareholders, employees, local communities, and governments, all with a view to the creation and preservation of long-term Shareholder value. The Corporation focuses its efforts where it can have the most positive impact on its business and society, including issues related to environmental sustainability, trust, culture and human capital. As a reflection of the importance of these matters, the full Board oversees management’s execution of the Zero Harm® strategic framework adopted. Management has formed a committee dedicated to the advancement of ESG in the Corporation’s activities.

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Zero Harm® reflects the Corporation’s commitment to continually strive to reach the highest standards in human health and safety, minimize the Corporation’s impact on the environment and work cooperatively with host communities. The full Board and its respective committees regularly receives presentations from management and has discussions concerning the Corporation’s continued compliance with, and fostering of, Zero Harm® in any of its activities and the processes used by management to monitor and manage environmental and social risk. The implementation of the Zero Harm® framework is an ongoing journey which is continued in partnership with internal and external stakeholders.

Environment

In recognition of the strategic importance of environmental matters to the Corporation, the Board and specifically the Sustainability Committee, has taken a direct role in overseeing environmental matters with a view to being able to better predict and manage environmental issues that are anticipated to be most impactful to the Corporation’s business over the long term. The Board directly oversees and monitors the Corporation’s approach, policies and practices related to environmental matters and maintains general oversight of environmental-related risks and opportunities including climate change.

The Corporation also recognizes that mining activities are energy intensive and generate significant greenhouse gas emissions. The fight against climate change ultimately requires the mining industry to minimize energy use, improve efficiencies and explore new options for fuel switching and renewables. To that end, IAMGOLD published its inaugural Climate Action Report aligned with the TCFD in December 2023. The report includes information on climate-related governance, strategy, risks and opportunities, and metrics and targets. The report focuses on IAMGOLD’s target of achieving 30% absolute reduction in Scope 1 and Scope 2 GHG emissions by 2030, in-line with its current life-of-mine projections. The approach continues to be focused on both medium- and long-term targets, with the 2030 target being the immediate priority as the Company works towards an aspirational net-zero emissions target for 2050 through its various growth strategies. The Company hired a Senior Director of Decarbonization in January 2024 to help drive decarbonization efforts to meet its climate-related targets.

The second global target relates to GHG removals. Reversing the effects of climate change requires not only that emissions be reduced, but that substantial amounts of existing GHG also be removed from the atmosphere. As part of this target, IAMGOLD is committing to achieve net positive biodiversity, wherein the Corporation will commit to creating more habitat than it disturbs. The Corporation plans to achieve this global target through investments in nature-based solutions that further biodiversity objectives and act as carbon sinks. Investment opportunities will be pursued at the Corporation’s operating sites, as well as regionally and globally, to ensure the maximum possible benefit for every dollar invested. The Corporation is working at both the global and local level to advance these priorities and to reduce the Corporation’s carbon footprint. An external review of the Corporation’s greenhouse gas emissions profile across all sites is in progress. The Corporation seeks to start the development of a Biodiversity Roadmap in 2024, building upon the initial biodiversity assessment conducted in late 2022.

As a member of the Mining Association of Canada (“MAC”), the Company participates in the Towards Sustainable Mining (“TSM”) initiative at all its operations; including its international operation – Essakane, which exceeds MAC’s requirements. The Company’s operating facilities conduct an annual self-assessment to assess their performance against the TSM Assessment Protocols, with a third-party verification from a Verification Service Provider every three years. In 2023, the Company voluntarily engaged a third-party consultant during the review process of its annual self-assessment in preparation for the external verification that will be required in 2024. Results of the 2023 self-assessment can be found on MAC’s website. Major efforts were put into tailings and water stewardship in 2023 to ensure TSM Level A at all sites for these protocols, which was achieved.

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The Corporation will continue to publish all external reports such as SASB and GRI-aligned Sustainability Report and will continuously monitor new and emerging reporting obligations to meet new regulatory and stakeholder’s expectations.

Social

Health and safety are core to the Corporation’s relentless pursuit of its Zero Harm® vision. In 2023, initiatives focused on improving safety leadership by providing supervisors’ training on safety communications, interactions and interventions with their employees. Specific safety initiatives were also implemented to manage health and safety incident trends, in addition to the Corporation’s existing preventive Health and Safety program including fatigue management prevention program, critical risks training program and cascading leadership. In 2024, IAMGOLD will focus on further embedding safety into IAMGOLD’s culture through its Safety DNA program, which includes leadership coaching and the implementation of a Fatal Risk Management program.

Developing and maintaining relationships and trust with our host communities and managing emerging community-related risks were a key focus area in 2023. This involved strengthening existing relationships with communities of interest, promoting effective communications to support positive relationships, managing stakeholder expectations, and improving the definition of corporate expectations related to community and Indigenous relations. In 2023, the Corporation continued to invest in and partner with communities impacted by its continuing operations and development projects. The Corporation continues to support sites to achieve excellence in the areas of stakeholder engagement, community investment, and local content. The Corporation continued to work together with strategic partners such as Global Affairs Canada, Cowater, One Drop, Giants of Africa and the UNDP to leverage positive and lasting benefits for our host communities in Burkina Faso. Strategic partnerships in Canada were concentrated in the education sector, helping to develop a future mining talent pipeline.

On an annual basis, the Corporation prepares a comprehensive, stand-alone report on its ESG approach and performance. Readers may also explore the wide range of IAMGOLD ESG reporting and data available at

https://www.iamgold.com/English/sustainability/reports/default.aspx.

CYBERSECURITY OVERSIGHT AND RISK MANAGEMENT

The AFC is responsible for overseeing cybersecurity risk, information security and technology risk, and receives periodic reports from management on material cybersecurity matters. The Corporation employs a team of IT professionals who manage its IT operations, including its risk management processes and security measures. IAMGOLD provides continuous cybersecurity education including training assignments, knowledge assessments, regular phishing simulations, and awareness communications throughout the year. Cybersecurity education is tailored to different functions within the organization.

The Corporation has never experienced a material information security breach and periodically reviews its needs with respect to cybersecurity risk insurance. IAMGOLD conducts regular activities such as Vulnerability Scanning, Penetration Testing, Phishing Simulations, Incident Response Testing, and Disaster Recovery and Business Continuity Testing. IAMGOLD conducts independent cybersecurity maturity assessments base on NIST Cybersecurity Framework every two years to evaluate and enhance its security posture and align with evolving industry standards and best practices.

IAMGOLD management has established a Corporate Crisis Committee which has developed a Corporate Crisis Management Plan which provides committee members with an overview of recommended steps in preparing, managing, and recovering from a crisis affecting the Corporation, its employees and their families, contractors, and host communities, including with respect to cybersecurity matters.

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The Corporation’s internal auditor is responsible for establishing a flexible, risk-based annual internal audit plan to determine the priorities of the internal audit function, consistent with the Corporation’s strategic plan and aligned with the enterprise risk management program, including but not limited to risk registers and risk appetite and tolerance levels.

REVIEW OF RELATED PARTY TRANSACTIONS

The Audit and Finance Committee is responsible for reviewing and, if applicable, approving or ratifying all transactions between the Corporation and any related party, as defined under applicable securities laws. The Corporation did not enter into any related party transactions in 2023. See also “Interest of Informed Persons in Material Transactions and Matters to be Acted Upon”.

SHAREHOLDER ENGAGEMENT

IAMGOLD communicates with investors and stakeholders in a number of ways, including through its website, news releases and other public disclosure documents, investor presentations, industry conferences and meetings with shareholders. Management also holds quarterly earnings calls with analysts that are broadcast live and archived on the Corporation’s website at

https://www.iamgold.com/English/investors/events/events-and-webcasts/default.aspx.

The Corporation is committed to engaging in constructive communications with investors and stakeholders and has adopted a Shareholder Engagement Policy, which is available on the Corporation’s website. In addition to annual general meetings, during which shareholders have the opportunity to interact with the Board and senior management, the policy states that the Board values an open dialogue and exchange of ideas with shareholders regarding matters of interest and concern.

Shareholders may contact the Board through the Corporate Secretary at the following addresses:

Mailing Address:	Chair of the Board of Directors c/o Corporate Secretary IAMGOLD Corporation 150 King Street West; Suite 2200 Toronto, ON M5H 1J9
Email Address:	corporatesecretary@iamgold.com

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INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS AND MATTERS TO BE ACTED UPON

Except as otherwise disclosed in this Circular, no transactions have been entered into since January 1, 2023, or are proposed to be entered into, which have materially affected or will materially affect the Corporation or its subsidiaries involving, and no matter to be acted upon at the Meeting other than the election of directors or the appointment of auditors materially involves, directly or indirectly, a director or executive officer of the Corporation since January 1, 2023, a proposed nominee for election as a director of the Corporation or any associate or affiliate of any such director or executive officer or proposed nominee.

Management knows of no amendment, variation or other matter to come before the Meeting other than the matters referred to in the Notice of Meeting. However, if any other matter properly comes before the Meeting, the accompanying proxy will be voted on such matter in accordance with the best judgment of the person or persons voting the proxy.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

No current or former director or executive officer is, in any way, indebted to the Corporation, a subsidiary or any other entity for which the Corporation or a subsidiary has provided a guarantee, support agreement, letter of credit or other similar arrangement or understanding.

ADDITIONAL INFORMATION

Additional information relating to the Corporation may be found on the Corporation’s issuer profile on SEDAR+ at www.sedarplus.ca, and EDGAR at www.sec.gov. Further financial information relating to the Corporation is provided in the comparative financial statements and management’s discussion and analysis of the financial statements of the Corporation for its most recently completed financial year. The Corporation will provide any Shareholder of the Corporation, without charge, and upon request to the Secretary of the Corporation or the Vice President, Investor Relations, by phone at 416-360-4710 or by e-mail at info@iamgold.com, with:

•	A copy of the most recent AIF, together with a copy of any document, or the pertinent pages of any document, incorporated therein by reference;

•	A copy of the consolidated financial statements of the Corporation for the year ended December 31, 2023, together with the report of the auditor thereon; and

•	A copy of management’s discussion and analysis of the financial statements of the Corporation for the year ended December 31, 2023.

SHAREHOLDER PROPOSALS

Provided that the Meeting proceeds as scheduled, to be eligible for inclusion in the Circular for the 2025 meeting of Shareholders, Shareholder proposals must be prepared in accordance with applicable rules governing shareholder proposals and must be received at the Corporation’s head office, at 150 King Street West, Suite 2200, Toronto, Ontario, M5H 1J9, by February 27, 2025, being the end of the 60-day period in which proposals must be submitted which begins on December 30, 2024.

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IAMGOLD BOARD APPROVAL

The Board has approved the contents and sending of this Circular to each Shareholder, director and auditor of the Corporation.

DATED at Toronto, Ontario, this 23rd day of April, 2023.

BY ORDER OF THE BOARD

Renaud Adams

President and Chief Executive Officer

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APPENDIX “A” — PLAN RESOLUTION AMENDMENTS TO SHARE INCENTIVE PLAN

WHEREAS the directors of the Corporation have approved the amendments to the Share Incentive Plan of the Corporation described in the Management Information Circular of the Corporation dated April 23, 2023.

NOW THEREFORE BE IT RESOLVED THAT:

1.

The amendments to the Share Incentive Plan described under the heading “Business of the Meeting: Amendments to the Share Incentive Plan of the Corporation” in the Management Information Circular (the “Circular”) dated April 23, 2023 of the Corporation to (i) increase the number of Common Shares available in the Shares Pool for awards of performance-based and time-based share units and deferred share units by 10,500,000 Common Shares, equivalent to a net increase of 13,009,867 Common Shares being available for grants under the Share Incentive Plan; ii) increase the number of Common Shares available in the Options Pool for awards of options by 2,000,000 Common Shares, equivalent to a net increase of 4,286,514 Common Shares being available for grants under the Options Plan; and (iii) increase the number of Common Shares that may be reserved for issue to any non-executive director in any calendar year to receive Common Shares in lieu of owed amounts under their respective cash retainers in such Calendar year to a maximum aggregate value of $150,000 at the time the awards are granted be, and they hereby are, approved, such that the maximum total number of Common Shares issuable from treasury under the Plan is 58,312,386;

2.	The amended and restated Share Incentive Plan attached at Appendix “B” to the Circular be, and it hereby is, authorized and approved; and

3.

Any one officer or any one director of the Corporation be, and each of them hereby is, authorized and empowered, acting for, in the name of and on behalf of the Corporation, to execute or to cause to be executed and to deliver or cause to be delivered, all such agreements and documents, as any one of them shall consider necessary or desirable and shall approve and to do or cause to be done all such other acts and things as any one of them shall determine to be necessary or desirable in connection with the Share Incentive Plan or in order to carry out the intent of this resolution and the matters authorized hereby.

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APPENDIX “B” — SHARE INCENTIVE PLAN AMENDED AND RESTATED AS OF MAY 29, 2024

ARTICLE 1

DEFINITIONS AND INTERPRETATION

Section	1.01 Definitions

For purposes of the Plan, unless such word or term is otherwise defined herein or the context in which such word or term is used herein otherwise requires, the following words and terms with the initial letter or letters thereof capitalized shall have the following meanings:

(a)	“Act” means the Canada Business Corporations Act or its successor, as amended from time to time;

(b)	“Aggregate Contribution” means the aggregate of a Participant’s Contribution and the Corporation’s Contribution related to such Participant’s Contribution;

(c)

“Basic Annual Salary” means the basic annual remuneration of a Participant from the Corporation and Designated Affiliates exclusive of any overtime pay, bonuses or allowances (whether received in cash, securities or otherwise) of any kind whatsoever;

(d)

“Blackout Period” means an interval of time during which (i) the then trading guidelines of the Corporation restrict one or more Participants from trading in securities of the Corporation or (ii) the Corporation has determined that one or more Participants may not trade in securities of the Corporation;

(e)	“Blackout Period Expiry Date” means the date on which the applicable Blackout Period expires;

(f)	“Business Day” means any day on which the Stock Exchange is open for trading;

(g)	“Committee” shall mean the Directors or, if the Directors so determine in accordance with Section 2.03 of the Plan, the committee of the Directors authorized to administer the Plan;

(h)	“Common Shares” shall mean the common shares of the Corporation, as adjusted in accordance with the provisions of Article 8 of the Plan from time to time;

(i)	“Corporation” means IAMGOLD Corporation, a corporation incorporated under the Act, and any successor thereto;

(j)	“Corporation’s Contribution” means the amount the Corporation credits a Participant under Section 3.04 of the Plan;

(k)

“Date of Termination” means the later of: (1) the date a Participant’s relationship with the Corporation or a Designated Affiliate (including, without limitation, an employment contract or service contract) terminates in fact, without regard to any entitlement to notice of termination; and (2) the date immediately after the expiry of the minimum period of notice of termination required by applicable employment standards legislation in the Participant’s circumstances; and for greater certainty, no common law or civil law entitlement to reasonable notice of termination shall be considered in determining the Date of Termination;

(l)	“Designated Affiliates” means the affiliates of the Corporation designated by the Committee for purposes of the Plan from time to time;

(m)	“Directors” shall mean the board of directors of the Corporation from time to time;

(n)	“Eligible Directors” shall mean the Directors or the directors of any Designated Affiliate from time to time;

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(o)	“Eligible Employees” shall mean employees and officers, whether Directors or not, and including both full-time and part-time employees, of the Corporation or any Designated Affiliate;

(p)

“Employment Contract” means any contract between the Corporation or any Designated Affiliate and any Eligible Employee, Eligible Director or Other Participant relating to, or entered into in connection with, the employment of the Eligible Employee, the appointment or election of the Eligible Director or the engagement of the Other Participant or any other agreement to which the Corporation or a Designated Affiliate is a party with respect to the rights of such Participant in respect of a change in control of the Corporation or the termination of employment, appointment, election or engagement of such Participant;

(q)

“Issue Price” means, in respect of Common Shares issued from treasury under the Share Purchase Plan, the weighted average price of the Common Shares on the Stock Exchange for the period in respect of which Common Shares are being issued from treasury under the Share Purchase Plan, being the period of time during which the Aggregate Contribution of the Participant being used to purchase such Common Shares has been accumulated;

(r)	“Non-Executive Director” shall mean an Eligible Director that is not an employee or officer of the Corporation or any Designated Affiliate;

(s)	“Option” shall mean an option to purchase Common Shares granted pursuant to, or governed by, the Plan;

(t)	“Optionee” shall mean a Participant to whom an Option has been granted pursuant to the Share Option Plan;

(u)	“Option Period” shall mean the period of time during which the particular Option may be exercised, including as extended in accordance with Section 4.12 of the Plan;

(v)

“Other Participants” shall mean any person or corporation engaged to provide ongoing management, consulting or other services for the Corporation or a Designated Affiliate, or any employee of such person or corporation, other than an Eligible Director or an Eligible Employee;

(w)

“Participant” with respect to the Share Purchase Plan shall mean each Eligible Employee and Other Participant and with respect to the Share Option Plan, the Share Bonus Plan and the Share Unit Plan shall mean each Eligible Director, Eligible Employee and Other Participant;

(x)	“Participant’s Contribution” means the amount a Participant elects to contribute to the Share Purchase Plan under Section 3.03 of the Plan;

(y)	“Plan” means this amended and restated share incentive plan which includes the Share Purchase Plan, the Share Option Plan, the Share Bonus Plan and the Share Unit Plan;

(z)

“Service Provider” means an employee or insider of the Corporation or any Designated Affiliate and any other person or corporation engaged to provide ongoing management, consulting or other services for the Corporation or any Designated Affiliate;

(aa)	“Share Bonus Plan” means the share bonus plan described in Article 5 of the Plan;

(cc)	“Share Option Plan” means the share option plan described in Article 4 of the Plan;

(dd)	“Share Purchase Plan” means the share purchase plan described in Article 3 of the Plan;

(ee)	“Share Unit Plan” means the share unit plan described in Article 6 of the Plan; and

(ff)

“Stock Exchange” means The Toronto Stock Exchange, or, if the Common Shares are not then traded on The Toronto Stock Exchange, such other principal market upon which the Common Shares are traded as designated by the Committee from time to time.

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Section	1.02 Additional Definitions

In the Plan, the terms “affiliate”, “associate” and “subsidiary” shall have the meaning given to such terms in the Securities Act (Ontario) and the term “insider” shall have the meaning given to such term in the TSX Company Manual.

Section	1.03 Headings

The headings of all articles, sections and paragraphs in the Plan are inserted for convenience of reference only and shall not affect the construction or interpretation of the Plan.

Section	1.04 Context, Construction

Whenever the singular or masculine are used in the Plan, the same shall be construed as being the plural or feminine or neuter or vice versa where the context so requires.

Section	1.05 References to this Plan

The words “hereto”, “herein”, “hereby”, “hereunder”, “hereof” and similar expressions mean or refer to the Plan as a whole and not to any particular article, section, paragraph or other part hereof.

Section	1.06 Canadian Funds

Unless otherwise specifically provided, all references to dollar amounts in the Plan are references to lawful money of Canada.

ARTICLE 2

PURPOSE AND ADMINISTRATION OF THE PLAN

Section	2.01 Purpose of the Plan

The Plan provides for the acquisition of Common Shares by Participants for the purpose of advancing the interests of the Corporation through the motivation, attraction and retention of key employees and directors of the Corporation and Designated Affiliates and to secure for the Corporation and the shareholders of the Corporation the benefits inherent in the ownership of Common Shares by key employees and directors of the Corporation and Designated Affiliates, it being generally recognized that share incentive plans aid in attracting, retaining and encouraging employees, officers and directors due to the opportunity offered to them to acquire a proprietary interest in the corporation.

Section	2.02 Administration of the Plan

The Plan shall be administered by the Committee and the Committee shall have full authority to administer the Plan including the authority to interpret and construe any provision of the Plan and to adopt, amend and rescind such rules and regulations for administering the Plan as the Committee may deem necessary or desirable in order to comply with the requirements of the Plan, subject in all cases to compliance with regulatory requirements. All actions taken and all interpretations and determinations made by the Committee in good faith shall be final and conclusive and shall be binding on the Participants and the Corporation. No member of the Committee shall be personally liable for any action taken or determination or interpretation made in good faith in connection with the Plan and all members of the Committee shall, in addition to their rights as Directors, be fully protected, indemnified and held harmless by the Corporation with respect to any such action taken or determination or interpretation made. The appropriate officers of the Corporation are hereby authorized and empowered to do all things and execute and deliver all instruments, undertakings and applications and writings as they, in their absolute discretion, consider necessary or desirable for the implementation of the Plan and of the rules and regulations established for administering the Plan. All costs incurred in connection with the Plan shall be for the account of the Corporation.

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Section	2.03 Delegation to Committee

All of the powers exercisable hereunder by the Directors may, to the extent permitted by applicable law and as determined by resolution of the Directors, be exercised by a committee of the Directors comprised of not less than three Directors.

Section	2.04 Record Keeping

The Corporation shall maintain a register in which shall be recorded:

(a)	the name and address of each Optionee;

(b)	the number of Common Shares subject to Options granted to each Optionee;

(c)	the aggregate number of Common Shares subject to Options;

(d)	the name and address of each Participant in the Share Purchase Plan;

(e)	the Participants’ Contributions and the Corporation’s Contributions in respect of each Participant;

(f)	the name and address of each Participant in the Share Bonus Plan and the awards granted to each Participant under the Share Bonus Plan;

(g)	the name and address of each Participant in the Share Unit Plan and the awards granted to each Participant under the Share Unit Plan; and

(h)	the number of Common Shares held in safekeeping for the account of each Participant under the Plan.

Section	2.05 Determination of Participants

The Committee shall from time to time determine the Participants who may participate in the Share Purchase Plan, the Share Option Plan, the Share Bonus Plan and the Share Unit Plan. The Committee may from time to time determine the number of Common Shares to be issued to any Participant, and the other terms of each award granted to each Participant, under the Share Bonus Plan, the number of Common Shares to be issued or delivered to any Participant, and the other terms of each award granted to each Participant, under the Share Unit Plan, the Participants to whom Options may be granted, the number of Common Shares to be made subject to and the expiry date of each Option granted to each Participant and the other terms of each Option granted to each Participant, all such determinations to be made in accordance with the provisions of the Plan, and the Committee may take into consideration the present and potential contributions of, and the services rendered by, the particular Participant to the success of the Corporation and any other factors which the Committee deems appropriate and relevant. Notwithstanding the foregoing, a Non-Executive Director shall not be eligible to be granted Options.

Section	2.06 Maximum Number of Shares

The maximum number of Common Shares issuable from treasury under the Plan is 58,312,386. 29,042,021 Common Shares remain available for issue from treasury pursuant to the Plan, including Common Shares issuable pursuant to awards outstanding on the date hereof, which is subject to adjustment from time to time in accordance with Section 8.08. The maximum number of Common Shares available for issue from treasury under the Plan:

(a)

among the Share Purchase Plan, the Share Bonus Plan and the Share Unit Plan, including pursuant to awards outstanding thereunder on the date hereof, is 10,500,000 in the aggregate, subject to adjustment from time to time in accordance with Section 8.08; and

(b)

under the Share Option Plan, including pursuant to awards outstanding thereunder on the date hereof, is 2,000,000 in the aggregate, subject to adjustment from time to time in accordance with Section 8.08. In addition, the aggregate number of Common Shares reserved for issue to any one Participant upon the exercise of Options shall not exceed 5% of the number of Common Shares then outstanding.

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ARTICLE 3

SHARE PURCHASE PLAN

Section	3.01 The Share Purchase Plan

A share purchase plan is hereby established for Eligible Employees and Other Participants.

Section	3.02 Participants

Participants entitled to participate in the Share Purchase Plan shall be Eligible Employees or Other Participants who have been providing services to the Corporation or any Designated Affiliate for at least the immediately preceding 12 months. The Committee shall have the right, in its absolute discretion, to waive such 12-month period or to determine that the Share Purchase Plan does not apply to any Eligible Employee or Other Participant.

Section	3.03 Election to Participate in Share Purchase Plan and Participant’s Contribution

(a)

Any Participant may elect to contribute money to the Share Purchase Plan in any calendar year if the Participant, by the date designated by the Corporation, delivers to the Corporation a written direction in form and substance satisfactory to the Corporation authorizing the Corporation to deduct from the remuneration of the Participant the Participant’s Contribution in equal installments.

(b)

The Participant’s Contribution shall not be less than 1%, nor greater than 10%, before deductions, of the Basic Annual Salary of the Participant; provided that, in the event of any Participant making his or her Participant’s Contribution for less than a full calendar year, his or her Basic Annual Salary shall be pro-rated.

(c)

No adjustment may be made by the Participant to the Participant’s Contribution until the next succeeding calendar year, and then only if a new written direction shall have been delivered to the Corporation for such calendar year. The Participant’s Contribution shall be held in trust for the benefit of the Participant for the purposes of the Share Purchase Plan.

Section	3.04 Corporation’s Contribution

At such time or times as are determined by the Corporation but in any event no later than December 31 in the applicable calendar year, the Corporation will credit each Participant with an amount equal to 75% of the Participant’s Contribution then contributed and in respect of which no Corporation’s Contribution has previously been made; provided that once the Participant’s Contribution in respect of any calendar year equals 5% of the Basic Annual Salary of the Participant for such calendar year no further Corporation’s Contribution will be made by the Corporation for the Participant, and with such Corporation’s Contribution to be held in trust for the benefit of the Participant for the purposes of the Share Purchase Plan. For greater certainty, the maximum Corporation’s Contribution which may be made by the Corporation in respect of any Participant for any calendar year is 3.75% of the Basic Annual Salary of such Participant for such calendar year.

Section	3.05 Aggregate Contribution

The Corporation shall not be required to segregate the Aggregate Contribution from its own corporate funds or to pay interest thereon.

Section	3.06 Issue or Purchase of Shares

(a)

The Committee may, in its sole discretion, determine whether in respect of any calendar year the obligations of the Corporation under the Share Purchase Plan will be satisfied by the issue from treasury of Common Shares or by the purchase of Common Shares through the facilities of the Stock Exchange.

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(b)

At such time or times as are determined by the Corporation but in any event no later than as soon as practicable after December 31 of the applicable calendar year, the Corporation shall either (i) issue from treasury for the account of each Participant Common Shares equal in value to the Aggregate Contribution of such Participant held in trust as of such date based on the applicable Issue Price and such Aggregate Contribution shall be converted into Common Shares at the applicable Issue Price, or (ii) deliver to the account of each Participant Common Shares equal in number to the number of Common Share purchased through the facilities of the Stock Exchange with the Aggregate Contribution (together with any previous unused balance of the Aggregate Contribution) of such Participant held in trust as of such date. If such conversion would result in the issue for the account of a Participant of a fraction of a Common Share, the Corporation will issue only such whole Common Shares as are then issuable.

(c)

The Corporation shall hold, or cause to be held, any unused balance of the Aggregate Contribution of each Participant in trust for the Participant until subsequently used in accordance with the Share Purchase Plan.

Section	3.07 Safekeeping and Delivery of Shares

(a)

All Common Shares issued for, or delivered to, the account of a Participant in accordance with Section 3.06 of the Plan will be held in safekeeping and will be delivered, subject as otherwise provided in the Share Purchase Plan, to such Participant at such time or times as are determined by the Corporation upon request of the Participant in a form acceptable to the Corporation. Any:

(i)	cash dividends;

(ii)	options or rights to purchase additional securities of the Corporation or any other corporation; or

(iii)	notices of meeting, proxy statements and proxies for any meeting of holders of Common Shares received in respect of any Common Shares held in safekeeping on behalf of a Participant shall be forwarded to such Participant, at his or her last address according to the register maintained under Section 2.04 of the Plan, and any other or additional Common Shares or other securities (by way of dividend or otherwise) received in respect of any Common Shares held in safekeeping on behalf of a Participant shall also be held in safekeeping and delivered to the Participant with the delivery of the Common Shares in respect of which such additional Common Shares or other securities were issued.

(b)

If there is a take-over bid (within the meaning of the Securities Act (Ontario)) made for all or a portion of the outstanding Common Shares, then the Committee may, by resolution, make any Common Shares held in safekeeping for a Participant immediately deliverable in order to permit such Common Shares to be tendered to such bid. In addition, the Committee may, by resolution, permit the Corporation’s Contribution to be made and Common Shares to be delivered for the then Aggregate Contribution of each Participant prior to the expiry of any such take-over bid in order to permit such Common Shares to be tendered to such bid.

Section	3.08 Termination of Employment or Services

If a Participant shall cease to be employed by, or provide services to, the Corporation and all Designated Affiliates for any reason (including disability or death) or shall receive notice from the Corporation of the termination of his or her contract of service or employment:

(a)	the Participant shall cease to be entitled to participate in the Share Purchase Plan on the Date of Termination;

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(b)	any portion of the Participant’s Contribution then held in trust for the Participant shall be paid to the Participant or the estate of the Participant;

(c)

any portion of the Corporation’s Contribution then held in trust for the Participant shall be paid to the Participant or the estate of the Participant, except in the case of a resignation (not as a result of retirement) or termination for cause (which includes both common law cause or cause pursuant to applicable employment standards), and in such case, unless prohibited by law, any portion of the Corporation’s Contribution then held in trust for the Participant shall be returned and paid to the Corporation; and

(d)	any Common Shares then held in safekeeping for the Participant shall be delivered to the Participant or the estate of the Participant.

Section	3.09 Election to Withdraw from Share Purchase Plan

Any Participant may at any time elect to withdraw from the Share Purchase Plan. In order to withdraw the Participant must give at least two weeks’ notice to the Corporation in writing in form and substance satisfactory to the Corporation directing the Corporation to cease deducting from the Participant’s remuneration the Participant’s Contribution. Deductions will cease to be made commencing with the first pay date following expiry of the two week notice. The Participant’s Contribution will continue to be held in trust. On the next following date for making the Corporation’s Contribution the Corporation will credit the Participant with the pro rata amount of the Corporation’s Contribution, calculated in accordance with Section 3.04 of the Plan. The delivery of Common Shares will not be accelerated by such withdrawal but will occur on the date on which such Common Shares would otherwise have been issued or purchased, as the case may be, in accordance with Section 3.06 of the Plan and delivered to the Participant in accordance with Section 3.07 of the Plan had the Participant not elected to withdraw from the Share Purchase Plan.

Section	3.10 Necessary Approvals

The obligation to issue or purchase and to deliver any Common Shares in accordance with the Share Purchase Plan shall be subject to any necessary approval of any stock exchange or regulatory authority having jurisdiction over the securities of the Corporation. If any Common Shares cannot be issued or purchased or delivered to any Participant under the Share Purchase Plan for whatever reason, the obligation to issue or purchase or to deliver such Common Shares shall terminate and any Participant’s Contribution held in trust for a Participant shall be returned to the Participant without interest.

ARTICLE 4

SHARE OPTION PLAN

Section	4.01 The Share Option Plan and Participants

A share option plan is hereby established for Eligible Employees and Other Participants.

Section	4.02 Option Notice or Agreement

Each Option granted to a Participant shall be evidenced by a stock option notice or stock option agreement setting out terms and conditions consistent with the provisions of the Plan, which terms and conditions need not be the same in each case and which terms and conditions may be changed from time to time.

Section	4.03 Exercise Price

The price per share at which any Common Share which is the subject of an Option may be purchased shall be determined by the Committee at the time the Option is granted, provided that such price shall be not less than the closing price of the Common Shares on the Stock Exchange on the last trading day immediately preceding the date of grant of such Option.

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Section	4.04 Term of Option

The Option Period for each Option shall be such period of time as shall be determined by the Committee, subject to amendment by an Employment Contract, provided that, subject to Section 4.12 of the Plan, in no event shall an Option Period exceed 7 years.

Section	4.05 Limit on Options to be Exercised

Except as otherwise specifically provided in any Employment Contract, or in Section 4.08 of the Plan, the Committee may determine when an Option may be exercised during the Option Period, such vesting and exercise terms to be set out in the stock option notice or stock option agreement in respect of the Option.

Section	4.06 Eligible Participants on Exercise

Subject to Section 4.05 of the Plan and the vesting and exercise terms set out in the stock option notice or stock option agreement in respect of the Option, an Option may be exercised by the Optionee in whole at any time, or in part from time to time, during the Option Period, provided however that, except as otherwise specifically provided in Section 4.09 or Section 4.10 of the Plan or in any Employment Contract, no Option may be exercised unless the Optionee at the time of exercise thereof is:

(a)

in the case of an Eligible Employee, an officer of the Corporation or a Designated Affiliate or in the employment of the Corporation or a Designated Affiliate and has been continuously an officer or so employed since the date of the grant of such Option, provided however that a leave of absence with the approval of the Corporation or such Designated Affiliate shall not be considered an interruption of employment for purposes of the Share Option Plan; and

(b)

in the case of any Other Participant, engaged, directly or indirectly, in providing ongoing management, consulting or other services for the Corporation or a Designated Affiliate and has been so engaged since the date of the grant of such Option.

Section	4.07 Payment of Exercise Price

The issue of Common Shares on the exercise of any Option shall be contingent upon receipt by the Corporation of payment of the aggregate purchase price for the Common Shares in respect of which the Option has been exercised by either (i) cash or certified cheque delivered to the registered office of the Corporation together with a validly completed notice of exercise or (ii) through such other cashless exercise program as may be specified from time to time by the Directors (provided that such cashless exercise program ensures the full deduction of the number of underlying Common Shares from the total number of Common Shares subject to the Share Option Plan). No Optionee or legal representative, legatee or distributee of any Optionee will be, or will be deemed to be, a holder of any Common Shares with respect to which such Optionee was granted an Option unless and until a certificate for such Common Shares is issued to such Optionee under the terms of the Share Option Plan. Subject to Section 4.11 of the Plan, upon an Optionee exercising an Option and paying the Corporation the aggregate purchase price for the Common Shares in respect of which the Option has been exercised, the Corporation shall as soon as practicable issue and deliver a certificate representing the Common Shares so purchased.

Section	4.08 Acceleration on Take-over Bid

If there is a take-over bid (within the meaning of the Securities Act (Ontario)) made for all or a portion of the outstanding Common Shares, then the Committee may, by resolution, permit all Options outstanding to become immediately exercisable during the period specified in such resolution (but in any event no later than the applicable expiry date of an Option), notwithstanding Section 4.05 of the Plan or any term or condition of any Option, but subject to any applicable Employment Contract, for the sole purpose of permitting Common Shares issuable under such Options to be tendered to such bid.

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Section	4.09 Effect of Death

If a Participant or, in the case of an Other Participant which is not an individual, the primary individual providing services to the Corporation or Designated Affiliate on behalf of the Other Participant, shall die, any Option held by such Participant or Other Participant at the date of such death shall become immediately exercisable notwithstanding Section 4.05 of the Plan or any term or condition of such Option, and shall be exercisable in whole or in part only by the person or persons to whom the rights of the Optionee under the Option shall pass by the will of the Optionee or the laws of descent and distribution for a period of nine months (or such other period of time as is otherwise provided in an Employment Contract or the terms and conditions of any Option) after the date of death of the Optionee or prior to the expiration of the Option Period in respect of the Option, whichever is sooner, and then only to the extent that such Optionee was entitled to exercise the Option at the date of the death of such Optionee in accordance with Section 4.05, 4.06 and 4.10 of the Plan and the terms and conditions of such Option.

Section	4.10 Effect of Termination of Employment or Services

If a Participant shall:

(a)	cease to be a director of the Corporation and of the Designated Affiliates (and is not or does not continue to be an employee thereof) for any reason (other than death or retirement); or

(b)

cease to be employed by, or provide services to, the Corporation or the Designated Affiliates (and is not or does not continue to be a director or officer thereof), or any corporation engaged to provide services to the Corporation or the Designated Affiliates, for any reason (other than death or retirement) or shall receive notice from the Corporation or any Designated Affiliate of the termination of his or her Employment Contract;

(collectively a “Termination”), except as otherwise provided in any Employment Contract or the terms and conditions of any Option, such Participant may, but only within 60 days following the Date of Termination, exercise his or her Options to the extent that such Participant was entitled to exercise such Options at the Date of Termination. Notwithstanding the foregoing or any Employment Contract, in no event shall such right extend beyond the Option Period.

Section	4.11 Necessary Approvals

The obligation of the Corporation to issue and deliver any Common Shares in accordance with the Share Option Plan shall be subject to any necessary approval of any stock exchange or regulatory authority having jurisdiction over the securities of the Corporation. If any Common Shares cannot be issued to any Participant upon the exercise of an Option for whatever reason, the obligation of the Corporation to issue such Common Shares shall terminate and any exercise price paid to the Corporation in respect of the exercise of such Option shall be returned to the Participant.

Section	4.12 Extension of Option Period

Notwithstanding Section 4.04 of the Plan but subject to Section 4.06 and Section 4.10 of the Plan, the expiration date of an Option will be the date determined by the Committee, subject to amendment by an Employment Contract, unless such expiration date falls within a Blackout Period or within ten Business Days after a Blackout Period Expiry Date, in which case the expiration date of the Option will be the date which is ten Business Days after the Blackout Period Expiry Date.

ARTICLE 5

SHARE BONUS PLAN

Section	5.01 The Share Bonus Plan

A share bonus plan is hereby established for Eligible Directors, Eligible Employees and Other Participants.

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Section	5.02 Participants

The Committee shall have the right to determine, in its sole and absolute discretion, to issue for no cash consideration to a Participant any number of Common Shares as a discretionary bonus subject to such provisions and restrictions as the Committee may determine.

Section	5.03 Necessary Approvals

The obligation of the Corporation to issue and deliver any Common Shares in accordance with the Share Bonus Plan shall be subject to any necessary approvals of any stock exchange or regulatory authority having jurisdiction over the securities of the Corporation. If any Common Shares cannot be issued by the Corporation and delivered to any Participant under the Share Bonus Plan for whatever reason, the obligation of the Corporation to issue such Common Shares shall terminate.

Section	5.04 Effect of Termination of Employment or Services

If a Participant shall:

a)

cease to be a to be a director of the Corporation and of the Designated Affiliates (and is not or does not continue to be an employee thereof) for any reason (other than retirement, disability or death); or

b)

cease to be employed by, or provide services to, the Corporation or the Designated Affiliates (and is not or does not continue to be a director or officer thereof), or any corporation engaged to provide services to the Corporation or the Designated Affiliates, for any reason (other than retirement, disability or death) or shall receive notice from the Corporation or any Designated Affiliate of the termination of his or her Employment Contract;

unless otherwise provided in any Employment Contract, such Participant shall cease to be entitled to participate in the Share Bonus Plan and any entitlement to receive Common Shares under the Share Bonus Plan shall terminate with effect as of the Date of Termination.

ARTICLE 6

SHARE UNIT PLAN

Section	6.01 The Share Unit Plan

A share unit plan is hereby established for Eligible Directors, Eligible Employees and Other Participants.

Section	6.02 Awards and Issue or Purchase of Shares

The Committee shall have the right, in its sole and absolute discretion, to grant awards of share units to Participants subject to such provisions and restrictions as the Committee may determine and to determine whether in respect of awards of share units granted in any calendar year such awards will be satisfied by the issue from treasury of Common Shares or by the purchase of Common Shares through the facilities of the Stock Exchange. As soon as practicable following the date on which Common Shares are to be issued or delivered to a Participant in respect of an award of share units granted under the Share Unit Plan the Corporation shall either (i) issue from treasury the Common Shares so awarded to such Participant or (ii) deliver Common Shares purchased through the facilities of the Stock Exchange equal in number to the number of share units so awarded to such Participant.

Section	6.03 Award Notice or Agreement

Awards granted to Participants under the Share Unit Plan shall be evidenced by a notice or agreement setting out terms and conditions consistent with the provisions of the Plan, which terms and conditions need not be the same in each case and which terms and conditions may be changed from time to time.

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Section	6.04 Acceleration on Take-Over Bid

If there is a take-over bid (within the meaning of the Securities Act (Ontario)) made for all or a portion of the outstanding Common Shares, then the Committee may, by resolution, accelerate any awards granted under the Share Unit Plan during the period specified in such resolution and issue or deliver any Common Shares issuable or deliverable to Participants in respect of awards granted under the Share Unit Plan, but subject to any applicable Employment Contract, for the sole purpose of permitting such Common Shares to be tendered to such bid.

Section	6.05 Effect of Death

If a Participant or, in the case of an Other Participant which is not an individual, the primary individual providing services to the Corporation or Designated Affiliate on behalf of the Other Participant, shall die, any Common Shares to which such Participant was entitled in respect of an award granted under the Share Unit Plan as of the date of death shall be delivered as soon as practicable thereafter and, except, as otherwise provided in any Employment Contract or in the notice or agreement referred to in Section 6.03 of the Plan, such Participant shall thereafter cease to be entitled to participate in the Share Unit Plan and any entitlement to thereafter receive any other Common Shares under the Share Unit Plan shall terminate with effect as of the date of death of such Participant.

Section	6.06 Effect of Termination of Employment or Services

If a Participant shall:

(a)	cease to be a director of the Corporation and of the Designated Affiliates (and is not or does not continue to be an employee thereof) for any reason (other than retirement, disability or death); or

(b)

cease to be employed by, or provide services to, the Corporation or the Designated Affiliates (and is not or does not continue to be a director or officer thereof), or any corporation engaged to provide services to the Corporation or the Designated Affiliates, for any reason (other than retirement, disability or death) or shall receive notice from the Corporation or any Designated Affiliate of the termination of his Employment Contract, unless otherwise provided in any Employment Contract or the notice or agreement referred to in Section 6.03 of the Plan, such Participant shall cease to be entitled to participate in the Share Unit Plan and any entitlement to receive Common Shares under the Share Unit Plan shall terminate with effect as of the Date of Termination.

Section	6.07 Necessary Approvals

The obligation of the Corporation to issue or purchase and deliver any Common Shares pursuant to the Share Unit Plan shall be subject to any necessary approvals of any stock exchange or regulatory authority having jurisdiction over the securities of the Corporation. If any Common Shares cannot be issued or purchased or delivered to any Participant under the Share Unit Plan for whatever reason, the obligation of the Corporation to issue or purchase or deliver such Common Shares shall terminate.

ARTICLE 7

WITHHOLDING TAXES

Section	7.01 Withholding Taxes

The Corporation or any Designated Affiliate may take such steps as are considered necessary or appropriate, including the sale of a portion of the securities so granted on the Participant’s behalf, for the withholding of any taxes which the Corporation or any Designated Affiliate is required by any law or regulation of any governmental authority whatsoever to withhold in connection with any Option, Common Share, share unit or other benefit under the Plan including, without limiting the generality of the foregoing, the withholding of all or any portion of any

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payment or the withholding of the issue of Common Shares to be issued upon the exercise of any Option or the settlement of any other award, until such time as the Participant has paid the Corporation or any Designated Affiliate any amount which the Corporation or the Designated Affiliate is required to withhold with respect to such taxes.

ARTICLE 8

GENERAL

Section	8.01 Effective Time of Plan

The Plan shall become effective upon a date to be determined by the Directors.

Section	8.02 Issuances to Insiders

(a)

In no event shall any security based compensation arrangement (within the meaning of section 613 of the Company Manual of The Toronto Stock Exchange as amended or superseded from time to time), together with all other previously established and proposed security based compensation arrangements of the Corporation, result in:

(i)	the number of Common Shares issuable from treasury at any time pursuant to Options granted to insiders exceeding 10% of the issued and outstanding Common Shares; and

(ii)	the issue from treasury to insiders, within a one-year period, of a number of Common Shares which exceed 10% of the issued and outstanding Common Shares.

(b)

The number of Common Shares reserved for issue to Non-Executive Directors under the Plan shall not exceed (x) for all Non-Executive Directors, in the aggregate, a maximum of 1% of the number of outstanding Common Shares, and (y) on an individual Non-Executive Director basis, awards per Non-Executive Director in any one calendar year having a maximum aggregate value of $150,000 at the time of the awards, excluding any Common Shares issued in lieu of cash payments owed by the Corporation to the respective Non-Executive Director in such calendar year.

Section	8.03 Suspension, Termination or Amendments

The Committee shall have the right:

(a)	without the approval of the shareholders of the Corporation, to:

(i)	suspend or terminate (and to re-instate) the Share Purchase Plan, the Share Option Plan, the Share Bonus Plan or the Share Unit Plan; and

(ii)	make the following amendments to the Plan:

(a)

any amendment of a “housekeeping” nature, including, without limitation, amending the wording of any provision of the Plan for the purpose of clarifying the meaning of existing provisions or to correct or supplement any provision of the Plan that is inconsistent with any other provision of the Plan, correcting grammatical or typographical errors and amending the definitions contained within the Plan;

(b)

any amendment to comply with the rules, policies, instruments and notices of any regulatory authority to which the Corporation is subject, including the Stock Exchange, or to otherwise comply with any applicable law or regulation;

(c)	any amendment to the vesting provisions of the Share Purchase Plan, the Share Option Plan or the Share Unit Plan;

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(d)

other than changes to the expiration date and the exercise price of an Option as described in subparagraph 8.03(b)(iii) and subparagraph 8.03(b)(iv) of the Plan, any amendment, with the consent of the Optionee, to the terms of any Option previously granted to such Optionee under the Share Option Plan;

(e)

any amendment to the provisions concerning the effect of the termination of a Participant’s employment or services on such Participant’s status under the Share Purchase Plan, the Share Bonus Plan or the Share Unit Plan;

(f)	any amendment to the provisions concerning the effect of the termination of an Optionee’s position, employment or services on such Optionee’s status under the Share Option Plan;

(g)	any amendment to the categories of persons who are Participants;

(h)	any amendment to the contribution mechanics of the Share Purchase Plan;

(i)

any amendment respecting the administration or implementation of the Plan, but excluding any amendment respecting a reallocation of Common Shares reserved for issue from treasury under the Plan among the Share Purchase Plan, the Share Bonus Plan and the Share Unit Plan, on one hand, and the Share Option Plan on the other; and,

(b)	with the approval of the shareholders of the Corporation by ordinary resolution, to make any amendment to the Plan not contemplated by paragraph 8.03(a) of the Plan, including, but not limited to:

(i)

any change to the number of Common Shares issuable from treasury under the Plan, including an increase to the fixed maximum number of Common Shares or a change from a fixed maximum number of Common Shares to a fixed maximum percentage, other than an adjustment pursuant to Section 8.08, of the Plan;

(ii)

any amendment which would change the number of days set out in Section 4.12 of the Plan with respect to the extension of the expiration date of Options expiring during or immediately following a Blackout Period;

(iii)	any amendment which reduces the exercise price of any Option, other than an adjustment pursuant to Section 8.08 of the Plan;

(iv)	any amendment which extends the expiry date of an Option other than as then permitted under the Share Option Plan;

(v)	any amendment which cancels any Option and replaces such Option with an Option which has a lower exercise price, other than an adjustment pursuant to Section 8.08 of the Plan;

(vi)

any amendment which cancels any Option, the exercise price of which is greater than the trading price of the Common Shares on the Stock Exchange at the time of the cancellation, and replaces such Option with a cash award or other entitlement;

(vii)	any amendment which would permit Options to be transferred or assigned by any Participant other than as allowed by Section 8.04 of the Plan;

(viii)	any amendment to increase the limits set forth in Section 8.02(b) of the Plan; and

(ix)	any amendment to Section 8.03(a)(ii) of the Plan or this Section 8.03(b).

Notwithstanding the foregoing, any amendment to the Plan shall be subject to the receipt of all required regulatory approvals including, without limitation, the approval of the Stock Exchange.

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Section	8.04 Non-Assignable

No rights under the Plan and no Option awarded pursuant to the provisions of the Plan are assignable or transferable by any Participant other than pursuant to a will or by the laws of descent and distribution.

Section	8.05 Rights as a Shareholder

No Participant shall have any rights as a shareholder of the Corporation with respect to any Common Shares which are the subject of an award under this Plan. No Participant shall be entitled to receive any dividends, distributions or other rights declared for shareholders of the Corporation for which the record date is prior to the date of issue of certificates representing Common Shares that are the subject matter of an award under this Plan.

Section	8.06 No Contract of Employment

Nothing contained in the Plan shall confer or be deemed to confer upon any Participant the right to continue in the employment of, or to provide services to, the Corporation or any Designated Affiliate nor interfere or be deemed to interfere in any way with any right of the Corporation or any Designated Affiliate to discharge any Participant at any time for any lawful reason whatsoever, with or without cause. Participation in the Plan by a Participant shall be voluntary.

Section	8.07 Consolidation, Merger, etc.

If there is a consolidation, merger or statutory amalgamation or arrangement of the Corporation with or into another corporation, a separation of the business of the Corporation into two or more entities or a transfer of all or substantially all of the assets of the Corporation to another entity:

(a)

each Participant for whom Common Shares are held in safekeeping under the Share Purchase Plan shall receive on the date that Common Shares would otherwise be delivered to the Participant the securities, property or cash which the Participant would have received upon such consolidation, merger, amalgamation, arrangement, separation or transfer if the Participant had held the applicable number of Common Shares immediately prior to such event; and

(b)

upon the exercise of an Option under the Share Option Plan or the settlement of any award granted under the Share Unit Plan the holder thereof shall be entitled to receive the securities, property or cash which the holder would have received upon such consolidation, merger, amalgamation, arrangement, separation or transfer if the holder had exercised the Option or settled the award immediately prior to the effective time of such event, unless the Committee otherwise determines the basis upon which such Option shall be exercisable or such award shall be settled.

Section	8.08 Adjustment in Number of Shares Subject to the Plan

In the event there is any change in the Common Shares, whether by reason of a stock dividend, consolidation, subdivision, reclassification or otherwise, an appropriate adjustment shall be made to the awards granted under the Plan by the Committee, including without limitation, in:

(a)	the number of Common Shares available under the Plan;

(b)	the number of Common Shares subject to any Option; and

(c)	the exercise price of the Common Shares subject to Options.

If the foregoing adjustment shall result in a fractional Common Share, the fraction shall be disregarded. All such adjustments shall be conclusive, final and binding for all purposes of the Plan.

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Section	8.09 Securities Exchange Take-over Bid

In the event that the Corporation becomes the subject of a take-over bid (within the meaning of the Securities Act (Ontario)) pursuant to which 100% of the outstanding Common Shares are acquired by the offeror either directly or as a result of the compulsory acquisition provisions of the Act, and where consideration is paid in whole or in part in equity securities of the offeror, the Committee may send notice to all Optionees requiring them to surrender their Options within 10 days of the mailing of such notice, and the Optionees shall be deemed to have surrendered such Options on the tenth day after the mailing of such notice without further formality, provided that:

(a)	the Committee delivers with such notice an irrevocable and unconditional offer by the offeror to grant replacement options to the Optionees on the equity securities offered as consideration;

(b)	the Committee has determined, in good faith, that such replacement options have substantially the same economic value as the Options being surrendered; and

(c)	the surrender of Options and the granting of replacement options can be effected on a tax free rollover basis under the Income Tax Act (Canada).

Section	8.10 Recoupment

Participation in this Plan is subject to all clawback policies, recoupment policies, and similar policies (“Policies”) that may be adopted by the Corporation and modified from time to time (including, without limitation, to comply with applicable laws and stock exchange requirements). Notwithstanding any other terms of this Plan, the Company may cancel or require reimbursement of compensation provided under this Plan (including, without limitation, Options, Common Shares, share units, Corporation’s Contributions, and payments), and the Corporation may effect any other right of recovery or recoupment under the Policies, applicable laws, and stock exchange requirements.

Section	8.11 No Representation or Warranty

The Corporation makes no representation or warranty as to the future market value of any Common Shares issued or delivered in accordance with the provisions of the Plan.

Section	8.12 Participation through RRSP’s and Holding Companies

Subject to the approval of the Committee, an Eligible Employee or Eligible Director may elect, at the time rights or Options are granted under the Plan, to participate in the Plan by holding any rights or Options granted under the Plan in a registered retirement savings plan established by such Eligible Employee or Eligible Director for the sole benefit of such Eligible Employee or Eligible Director or in a personal holding corporation controlled by such Eligible Employee or Eligible Director. For the purposes of this Section 8.11, a personal holding corporation shall be deemed to be controlled by an Eligible Employee or Eligible Director if (i) voting securities carrying more than 50% of the votes for the election of directors of such corporation are held, otherwise than by way of security only, by or for the benefit of such Eligible Employee or Eligible Director and the votes carried by such voting securities are entitled, if exercised, to elect a majority of the board of directors of such corporation, and (ii) all of the voting and equity securities of such corporation are directly or indirectly held, otherwise than by way of security only, by or for the benefit of such Eligible Employee or Eligible Director and/or his or her spouse, children or grandchildren. In the event that an Eligible Employee or Eligible Director elects to hold the rights or Options granted under the Plan in a registered retirement savings plan or personal holding corporation, the provisions of the Plan shall continue to apply as if the Eligible Employee or Eligible Director held such rights or Options directly.

Section	8.13 Compliance with Applicable Law

If any provision of the Plan or any Option contravenes any law or any order, policy, by-law or regulation of any regulatory body having jurisdiction over the securities of the Corporation, then such provision shall be deemed to be amended to the extent necessary to bring such provision into compliance therewith.

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Section	8.14 Interpretation

This Plan shall be governed by and construed in accordance with the laws of the Province of Ontario.

Section	8.15 Independent Advice

Each Participant is responsible for obtaining independent legal, tax and financial advice at his or her own expense and any failure on his or her part to retain legal, tax or financial advisors shall not affect the validity of this Plan.

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APPENDIX “C” — BOARD OF DIRECTORS MANDATE

IAMGOLD CORPORATION

BOARD OF DIRECTORS MANDATE

1.	Purpose

The primary function of the directors (individually a “Director” and collectively the “Board”) of IAMGOLD Corporation (the “Corporation”) is to provide stewardship over the Corporation and to review the management of the business and affairs of the Corporation. The Board has the responsibility to supervise the management of the Corporation which is responsible for the day-to-day conduct of the business of the Corporation. The fundamental objectives of the Board are to enhance and preserve long-term shareholder value and to review the Corporation’s business conduct. In performing its functions, the Board should consider the legitimate interests that stakeholders, such as employees, customers and communities, may have in the Corporation. In carrying out its stewardship responsibility, the Board, through the Chief Executive Officer (the “CEO”), should set the standards of conduct for the Corporation.

2.	Procedure and Organization

The Board operates by delegating certain responsibilities and duties set out below to management or committees of the Board and by reserving certain responsibilities and duties for the Board. The Board retains the responsibility for reviewing its affairs, including selecting its chair and constituting committees.

In the event that the chair of the Board is not “independent” for the purposes of applicable securities laws, the Board shall also appoint a lead independent director.

3.	Responsibilities and Duties

The principal responsibilities and duties of the Board fall into a number of categories which are summarized below.

(a)	Legal Requirements

(i)	The Board has the overall responsibility to review compliance with applicable legal requirements and that documents and records have been properly prepared, approved and maintained.

(ii)	The Board has the statutory responsibility to, among other things:

(A)	review the management of the business and affairs of the Corporation;

(B)	act honestly and in good faith with a view to the best interests of the Corporation;

(C)	exercise the care, diligence and skill that reasonably prudent people would exercise in comparable circumstances; and

(D)

act in accordance with the obligations contained in the Canada Business Corporations Act (the “CBCA”), the regulations thereunder, the articles and by-laws of the Corporation, applicable securities laws and policies and other applicable legislation and regulations.

(iii)	The Board has the statutory responsibility for considering the following matters as a Board which in law may not be delegated to management or to a committee of the Board:

(A)	any submission to the shareholders of any question or matter requiring the approval of the shareholders;

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(B)

the filling of a vacancy among the directors or in the office of auditor and the appointing or removing of any of the chief executive officer, the chair of the Board or the president of the Corporation;

(C)	the declaration of dividends;

(D)	the purchase, redemption or any other form of acquisition of shares issued by the Corporation;

(E)

the payment of a commission to any person in consideration of the person purchasing or agreeing to purchase shares of the Corporation from the Corporation or from any other person, or procuring or agreeing to procure purchasers for any such shares except as authorized by the Board;

(F)	the approval of a management proxy circular;

(G)	the approval of a take-over bid circular, directors’ circular or issuer bid circular;

(H)	the approval of an amalgamation of the Corporation;

(I)	the approval of an amendment to the articles of the Corporation;

(J)	the approval of annual financial statements of the Corporation; and

(K)	the adoption, amendment or repeal of any by-law of the Corporation.

In addition to those matters which at law cannot be delegated, the Board must consider and approve all major decisions affecting the Corporation, including all material acquisitions and dispositions, material capital expenditures, material debt financings, issue of shares and granting of options.

(b)	Strategy Development

The Board has the responsibility to review and approve the strategic planning process in place for the Corporation and to review the development of strategic plans and approving the strategy through which the Corporation proposes to achieve its long term objectives and goals (taking into account, among other things, the opportunities and risks of the business of the Corporation).

(c)	Enterprise Risk Management

The Board has the responsibility to safeguard the assets and business of the Corporation, identify and understand the primary risks of the business of the Corporation and to review the effectiveness of the enterprise risk management systems in place to monitor and review those risks with a view to preserving the long-term viability and to enhance the performance of the Corporation.

(d)	Appointment, Training and Monitoring of Senior Management

The Board has the responsibility to:

(i)	appoint the CEO and, together with the CEO, to develop a position description for the CEO;

(ii)

with the advice of the Human Resources and Compensation Committee (A) approve objectives that the CEO is responsible for achieving and to monitor and assess the performance of the CEO in achieving those objectives; and (B) approve the Compensation of the CEO;

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(iii)

with the advice of the Human Resources and Compensation Committee and the CEO (A) approve objectives that the members of the Corporation’s executive leadership team (the “Executives”), other than the CEO, are responsible for achieving; and (B) approve the compensation of the Executives other than the CEO.

(iv)	provide advice and counsel to the CEO in the execution of the duties of the CEO;

(v)

with the advice of the Nominating and Corporate Governance Committee, develop, to the extent considered appropriate, approve position descriptions for the chair of the Board, the lead independent director (as applicable), individual directors, the chair of each committee of the Board;

(vi)	with the advice of the CEO, approve the appointment and replacement of all Executives other than the CEO;

(vii)	with the advice of the Human Resources and Compensation Committee, consider, and if considered appropriate, approve incentive-compensation plans and equity-based plans of the Corporation; and

(viii)	review training and development of senior management and members of the Board and to provide orderly succession of management, including the CEO and other Executives.

(e)	Integrity of Management

The Board has the responsibility, to the extent considered appropriate, to satisfy itself as to the integrity of the CEO and other Executives and officers of the Corporation and to review and assess the extent to which the CEO and other Executives and officers are creating a culture of integrity throughout the Corporation.

(f)	Policies, Procedures and Compliance

The Board is responsible for the review of the following matters and may rely on management of the Corporation to the extent appropriate in connection with addressing such matters:

(i)	compliance with applicable laws and regulations and to appropriate ethical and moral standards;

(ii)	approving and monitoring compliance with significant policies and procedures by which the business of the Corporation is conducted;

(iii)

with the advice of the Human Resources and Compensation Committee, establishing executive compensation policies applicable to the CEO and Executives to ensure that the compensation paid to such individuals is is competitive within the industry and that the form of compensation aligns the interests of each senior officer with those of the Corporation;

(iv)	with the advice of the Nominating and Corporate Governance Committee, monitoring the corporate governance practices and altering such practices when circumstances warrant;

(v)

with the advice of the Sustainability Committee, establishing appropriate health and safety policies and programs for its employees in the workplace, establishing sustainability and ESG objectives and setting appropriate environmental standards for operations and ensuring the Corporation operates in material compliance with environmental laws and legislation; and

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(vi)

with the advice of the Technical Committee, establishing policies and practices for resources and reserves estimations and reporting, and technical and operational matters, for the Corporation’s operations, projects and development properties.

(g)	Reporting and Communication

The Board is responsible for the review of the following matters and may rely on management of the Corporation to the extent appropriate in connection with addressing such matters:

(i)	policies and programs to enable the Corporation to communicate effectively with management, shareholders, other stakeholders and the public generally;

(ii)

with the advice of the Audit and Finance Committee, reviewing the adequacy of the continuous disclosure program including reporting financial results and other required disclosure of the Corporation to shareholders, other security holders and regulators such that material information is disseminated on a timely and regular basis;

(iii)

with the advice of the Audit and Finance Committee, reviewing the reporting of financial results, which reporting is to be fair and in accordance with applicable generally accepted accounting principles;

(iv)

with the advice of the Audit and Finance Committee, reviewing the timely and accurate reporting of any developments that could have a significant and material impact on the value of the Corporation; and

(v)	reporting annually to the shareholders of the Corporation on the affairs of the Corporation for the preceding year.

(h)	Monitoring and Acting

The Board is responsible for the oversight and review of the following matters and may rely on management of the Corporation to the extent appropriate in connection with addressing such matters:

(i)

monitoring the Corporation’s progress in achieving its goals and objectives and revising and, through management, altering strategic and tactical plans of the Corporation in response to changing circumstances;

(ii)	considering taking action when performance falls short of the goals and objectives or when other special circumstances warrant;

(iii)	reviewing and approving material transactions involving the Corporation, including material acquisitions and dispositions of assets, material capital expenditures, or issuances of securities;

(iv)	implementation and ongoing adequate internal control and management information systems;

(v)	with the advice of the Nominating and Corporate Governance Committee, assessing the individual performance of each Director and the collective performance of the Board; and

(vi)	with the advice of the Nominating and Corporate Governance Committee, reviewing the size and composition of the Board as a whole to facilitate more effective decision-making by the Corporation.

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4.	Board’s Expectations of Management

The Board expects each member of management to perform such duties, as may be reasonably assigned by the Board from time to time, faithfully, diligently, to the best of their ability and in the best interests of the Corporation. Each member of management is expected to devote substantially all of their business time and efforts to the performance of such duties. Management is expected to act in compliance with and to ensure that the Corporation is in compliance with all laws, rules and regulations applicable to the Corporation.

5.	Responsibilities and Expectations of Directors

Directors should exercise their duties and responsibilities in a manner that is consistent with this mandate and with the best interests of the Corporation and its shareholders generally. The responsibilities and expectations of each Director are as follows:

(a)	Commitment and Attendance

(b)	All Directors should make every effort to attend all meetings of the Board and meetings of committees of which they are members. Members may attend by telephone or video conference.

(c)	Participation in Meetings

(d)

Each Director should be sufficiently familiar with the business of the Corporation, including its financial position and capital structure and the risks and competition it faces in order to actively and effectively participate in the deliberations of the Board and of each committee on which the Director is a member. Upon request, management should make appropriate personnel available to answer any questions a Director may have about any aspect of the business of the Corporation. Directors should also review the materials provided by management and the Corporation’s advisors in advance of meetings of the Board and committees and should arrive prepared to discuss the matters presented.

(e)	Code of Business Conduct and Ethics

(f)

The Corporation has adopted a Code of Business Conduct and Ethics to deal with the business conduct of Directors and officers of the Corporation. Directors should be familiar with and abide by the provisions of the Code of Business Conduct and Ethics.

(g)	Other Directorships

(h)

The Corporation values the experience Directors bring from other boards on which they serve, but recognizes that those boards may also present demands on a Director’s time and availability, and may also present conflicts issues. Directors should advise the chair of the Nominating and Corporate Governance Committee before accepting any new membership on other boards of directors or any other affiliation with other businesses or governmental bodies which involve a significant commitment by the Director.

(i)	Contact with Management

(ii)

All Directors may contact the CEO at any time to discuss any aspect of the business of the Corporation. Directors also have complete access to other members of management. The Board expects that there will be frequent opportunities for Directors to meet with the CEO and other members of management in Board and committee meetings and in other formal or informal settings.

(iii)	Confidentiality

(iv)

The proceedings and deliberations of the Board and its committees are, and shall remain, confidential. Each Director should maintain the confidentiality of information received in connection with their services as a Director of the Corporation.

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6.	Qualifications and Directors’ Orientation

Directors should have the highest personal and professional ethics and values and be committed to advancing the interests of the Corporation. They should possess competencies, skills and personal characteristics required to add value to the Corporation in light of the opportunities and risks facing the Corporation and its strategic direction. The CEO is responsible for the provision of an orientation and education program for new Directors, in consultation with the Nominating and Corporate Governance Committee.

7.	Meetings

The Board should meet on at least a quarterly basis and should hold additional meetings as required or appropriate to consider other matters. Management may be asked to participate in any meeting of the Board. In addition, the Board should meet as it considers appropriate to consider strategic planning for the Corporation. Financial and other appropriate information should be made available to the Directors in advance of Board meetings. Attendance at each meeting of the Board should be recorded.

8.	Independence

In determining the independence of any member of the Board, the Board will consider all relevant factors, including any relationship a director has with the Company, its management, its shareholders and other direct or indirect material relationships which could, in the view of the Board, be reasonably expected to interfere with the exercise of a Board member’s independent judgment.

9.	Committees

The Board has established the following standing committees: (i) Audit and Finance Committee; (ii) Human Resources and Compensation Committee; (iii) Nominating and Corporate Governance Committee; (iv) Sustainability Committee; and (v) Technical Committee in order to assist the Board in discharging its responsibilities. Special committees of the Board may be established from time to time to assist the Board in connection with specific matters. The chair of each committee should report to the Board following meetings of the committee. The Board should review the mandate of each standing committee annually.

10.	Evaluation

The Board and each standing committee should conduct a self-evaluation at least annually to assess their effectiveness. In addition, the Nominating and Corporate Governance Committee should periodically consider the mix of skills and experience that Directors bring to the Board and assess, on an ongoing basis, whether the Board has the necessary composition to perform its oversight function effectively.

Each Director will be subject to an annual evaluation of their individual performance.

11.	Resources

The Board has the authority to retain independent legal, accounting and other consultants. The Board may request any officer or employee of the Corporation or outside counsel or the external/internal auditors to attend a meeting of the Board or to meet with any member of, or consultant to, the Board.

Directors are permitted to engage an outside legal or other adviser at the expense of the Corporation where, for example, they are placed in a conflict position through activities of the Corporation, but any such engagement shall be subject to the prior approval of the Nominating and Corporate Governance Committee.

12.	Approval Date

Last updated, reviewed and approved by the Board on November 9, 2023.

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APPENDIX “D” — 2023 VOTING RESULTS

Motions	FOR	% FOR	Against / Withheld	% Against / Withheld

Elect Renaud Adams as Director	289,059,227	99.39%	1,765,123	0.61%

Elect Ian Ashby as Director	288,870,065	99.33%	1,954,285	0.67%

Elect Maryse Bélanger as Director	282,765,379	97.23%	8,058,971	2.77%

Elect Christiane Bergevin	289,124,439	99.42%	1,699,912	0.58%

Elect Ann K. Masse as Director	288,436,303	99.18%	2,388,048	0.82%

Elect L. Peter O’Hagan as Director	282,832,173	97.25%	7,992,177	2.75%

Elect Kevin P. O’Kane as Director	288,082,112	99.06%	2,742,238	0.94%

Elect David S. Smith as Director	286,386,262	98.47%	4,438,087	1.53%

Appointment of Auditors	304,823,865	92.79%	23,676,436	7.21%

Executive Compensation	238,801,915	82.11%	52,022,434	17.89%

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